FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 7, 2004

Commission file number 1-9337

BG Group plc
(Translation of registrant’s name into English)

100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

Enclosure: BG Group plc’s Annual Review 2003 for the fiscal year ended December 31, 2003.

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COVER STORY

Our LNG project in Egypt is scheduled to become operational in 2005. Working with government and industry partners, we are on track to deliver the first LNG cargo just six years after gas discovery.

CONTENTS
2	Chairman’s Statement
4	Chief Executive’s Statement
8	Strategy
10	Business Review
24	Corporate Responsibility
28	Governance
33	Risk Factors
38	Operating and Financial Review
50	Board of Directors
52	BG Group Executive Committee
57	Directors’ Report
59	Remuneration Report
69	Auditors’ Report
70	Principal Accounting Policies
72	Accounts
117	Supplementary Information – Gas and Oil
122	Historical Production	FINANCIAL CALENDAR
123	Five Year Financial Summary
129	Shareholder Information	Annual General Meeting	21 May 2004
130	Additional Shareholder Information	Ex-dividend date for 2003 final dividend	14 April 2004
138	Cross-Reference to Form 20-F	Record date for 2003 final dividend	16 April 2004
139	Index	Payment of 2003 final dividend
140	Presentation of non-GAAP Measures	Shareholders	28 May 2004
	and Glossary	ADR holders	7 June 2004
ibc	Definitions	Financial year end	31 December 2004

BG Group plc is a public limited company listed on the London and New York Stock Exchanges and registered in England. This is the report and accounts for the year ended 31 December 2003. It complies with UK regulations and incorporates the annual report on Form 20-F (except for the US Report of Independent Accountants which is included in our Form 20-F filing with the US Securities and Exchange Commission) to meet US regulations.

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BG Group is a global natural gas business, connecting high value markets to competitively priced gas. We are one of the top exploration and production businesses in the world and have an outstanding record of commercialising gas.

Highlights
	2003	2002
Turnover	£3 587m	£2 610m

Total operating profit	£1 251m	£888m

Earnings, excluding exceptional items*	£683m	£424m

Earnings per share, excluding exceptional items*	19.4p	12.0p

Earnings, including exceptional items	£768m	£410m

Earnings per share, including exceptional items	21.8p	11.6p

Cash inflow from operating activities	£1 444m	£1 015m

Capital investment	£1 054m	£1 510m

Net borrowings	£721m	£1 002m

Net assets	£3 916m	£3 348m

*See Presentation of non-GAAP measures, page 140, for further explanation.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003			01

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Chairman’s Statement I am pleased to report that BG Group continues to perform strongly. Sir Robert Wilson, Chairman

I am pleased that my first report to you as Chairman of BG Group is of a company that continues to perform strongly.

In 2003, operating profit increased by 41% and earnings excluding exceptional items increased by 61%*. We have raised the dividend by 12% to 3.46 pence per share and set ourselves the aim of real long-term growth in dividends in the future. The increase in this year’s dividend reflects the successful execution of our strategy since demerger and our confidence in the outlook for earnings and cash flow. The Group performed well against the ambitious targets it set itself in a five year programme in 1999.

The general business climate remained difficult throughout last year. The threat of international terrorism has contributed to political and macroeconomic uncertainty in many regions, including some in which we operate. The global economic environment has improved to a modest extent, although recovery has been very uneven between regions. Against this background the demand for energy in the Group’s main markets has remained strong. Gas prices during the year were firm both in the UK and the USA and therefore contributed to our financial performance.

The central theme in BG Group’s strategy is straightforward. We aim to connect high value markets to competitively priced gas, quickly and efficiently. In doing so, we aim to achieve good returns for our shareholders whilst providing a good service to our customers and contributing to the economies of the countries in which we operate.

Looking to the future, we expect to see continuing growth in demand for gas, especially in European and US markets where we believe we have particularly strong market positions. In the USA, a shortfall in domestic reserves and rising prices for natural gas point to a rapid increase in demand for Liquefied Natural Gas (LNG) through the rest of this decade and beyond. Although Exploration and Production will remain the main contributor to the Group’s results, we see LNG as an important area of growth for us. We have a strong position in the Atlantic Basin and

*Excluding exceptional items – see Presentation of non-GAAP measures, page 140.

02	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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therefore expect to be a substantial beneficiary of the surging demand for LNG in the USA.

In terms of corporate governance, BG Group, like all major companies, operates against a background of increasingly high standards and public scrutiny. I am confident that the Group meets the highest standards. More fundamentally, we have robust processes to identify and manage risk and the Group has an absolute commitment to integrity in all its operations.

Modern companies need to take a broad view of their responsibilities to the societies in which they operate. This tends to be particularly true of extractive industries even when the product, such as ours, is one that is favoured for reasons of convenience to customers and for its environmental benefits. The Group’s Business Principles reflect the Board’s commitment to responsible citizenship wherever we operate in the world. They provide a firm foundation of values and operating principles to guide management decisions.

2003 was only the third full year of operation since the demerger which created BG Group in its current form. The Group’s performance over this period has been good, demonstrating an ability to create shareholder value and deliver our targets. As I take over as Chairman, I anticipate many opportunities to build on these strong foundations as a world leader in natural gas.

Sir Richard Giordano retired as Chairman and from the Board of BG Group at the end of 2003. He had been Chairman of BG Group and its predecessor companies for ten years and led the restructuring of the former British Gas to achieve much greater focus and sense of purpose in the resultant businesses. He was a great architect of change and contributed enormously to the creation of shareholder wealth.

At our AGM this year, David Benson, who has been a non-executive Director of BG Group and of its predecessor companies for 15 years, will also be retiring. He has been an important contributor to the Group throughout his tenure.

Sir Richard and David leave with both our thanks and best wishes for the future.

Sir Robert Wilson, Chairman

Sir Richard Giordano KBE

Sir Richard Giordano became a non-executive Director of British Gas plc in December 1993 and became Chairman in January 1994. He was Chief Executive between May 1996 and February 1997 when British Gas split into two companies – BG plc and Centrica plc. He became non-executive Chairman of both companies and resigned as chairman and director of Centrica on 30 June 1997. He remained as Chairman of BG Group plc when it demerged the Lattice Group in October 2000 and retired on 31 December 2003.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	03

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Chief Executive’s Statement We have continued to create value right across the gas chain and have a robust strategy for future growth. Frank Chapman, Chief Executive

In our third full year of operation as BG Group, we continued to perform strongly, substantially delivering our 2003 targets and providing value to shareholders. We are on track to deliver our 2006 programme.

In 2003, we saw an increase in operating profit of 41% while at constant US$/UK£ exchange rates and upstream prices(a), operating profit increased by 28%. Our total operating profit excluding exceptional items(b), has grown by 682% since 1997 due to growth across the business and the transformation of our cost base.

BG Group continued to generate strong operating cash flows and, notwithstanding a substantial five year capital investment programme of £5.9 billion, we ended the year financially strong with gearing of 15.5%.

BG Group delivered a number of key projects during 2003. Production commenced in a number of new Exploration and Production (E&P) assets, including fields in Egypt and in the UK North Sea. The Ballylumford Combined Cycle Gas Turbine (CCGT) plant in Northern Ireland entered operations and Atlantic LNG (ALNG) Train 3 in Trinidad and Tobago commenced production ahead of schedule in April. We continue to make good progress at Karachaganak in Kazakhstan and expect the Phase 2 facilities to be on-stream in the second quarter of 2004.

E&P will continue to be our centre of gravity and a solid base for our company. Our E&P business continues to perform strongly with external benchmarking (source: Evaluate Energy) showing our E&P business as one of the top performers in the industry. Over the three year period 2001 to 2003, BG Group replaced its own proved reserves by 304% whilst also delivering unit finding and development costs of $3.17 per barrel of oil equivalent (boe).

BG Group has a hydrocarbon resource base of 6.8 billion boe. Of this, 4.7 billion barrels or 69% are proved and probable reserves. This represents over 30 years of potential production at 2003 production rates. We also have a large resource base of unbooked resources to underpin future growth for the business. We are

	(a)	See Presentation of non-GAAP measures, page 140.
	(b)	Continuing operations only. For an explanation of exceptional items see Presentation of non-GAAP measures, page 140.

04	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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in the strong position of having, within today’s portfolio, the resources to sustain production growth well into the next decade.

During the year, we drilled and evaluated 17 wells, with a success rate of 71%, bringing our five year average to 70%. Successful wells were drilled in Kazakhstan, Trinidad, Egypt and the UK.

Our LNG business provided strong growth throughout 2003 and will play an important role in providing future opportunities for the business. Due to increased natural gas prices and lower unit costs, LNG is increasingly a viable source of natural gas for developed markets. Through our LNG business, we plan to connect high value markets to competitively priced gas.

Over the 12 months, our LNG production increased by 155% to 2.8 mtpa. We also consolidated our position as a leading player in the Atlantic Basin through our role in a number of projects and by working with industry partners and governments. During the year, we estimate that we delivered around 53% of LNG imported into the US market, which accounted for 1.1% of US domestic natural gas consumption.

BG LNG Services LLC (BGLS), a wholly-owned subsidiary, now has rights over 100% of the 630 mmscfd sustainable throughput capacity at the Lake Charles regasification facility in Louisiana. In December, BGLS acquired capacity rights over 446 mmscfd of capacity at the Elba Island LNG regasification terminal, near Savannah, Georgia, and related LNG purchase and gas sale agreements. We also announced a proposal jointly with KeySpan to develop and upgrade a terminal at Providence, Rhode Island, to increase our capacity at strategic locations across North America. In Trinidad and Tobago, we received approval for the construction of ALNG Train 4. In Egypt, output from Trains 1 and 2 of Egyptian LNG (ELNG) were sold on long-term contracts, with Train 2 output purchased by BG Gas Marketing Limited.

Our Transmission and Distribution (T&D) businesses are located in markets which have high growth potential. During the year, our T&D businesses performed strongly, increasing throughput by 14%. Solid growth was achieved by Comgas in Brazil, due mainly to the implementation of a strategy to further develop commercial and industrial customers. MetroGAS, in Argentina, made a small operating profit in 2003 despite tough local economic conditions and we achieved good sales volume growth in both our Indian T&D businesses.

Power generation will continue to be the key driver of long-term gas demand growth and we will make selective investments in this business segment where we believe we can add value. This year saw a 4% increase in operating profit from our Power segment.

We have an ongoing process of portfolio management and in 2003 we created significant shareholder value through acquisitions and asset consolidation. In March 2003, we announced the sale of our entire interest in the North Caspian Sea Production Sharing Agreement, which includes the Kashagan oil field, for a total consideration of $1.23 billion. We expect to complete this sale in the first half of 2004. This transaction demonstrates the significant value we have created with our partners in the region. We also announced the sale of our Muturi licence in Indonesia which we expect to complete in 2004. We realised further value through the sale of our Bacton area assets in the UK North Sea and Phoenix Natural Gas in Northern Ireland.

In February 2004, we announced our intention to acquire El Paso Oil and Gas Canada, Inc. for US$346 million. Also in February 2004, we signed a Sale and Purchase Agreement with Hardman Resources to acquire exploration properties in offshore Mauritania, West Africa, for $132 million, including up to $5.1 million that is contingent upon attainment of certain exploration and production milestones.

The success we have achieved so far would not be possible without a robust strategy. Our ‘Integrated Gas Major’ strategy has continued to deliver value for the Group across the natural gas chain. We combine a deep understanding of gas markets with outstanding skills in finding and commercialising gas and project delivery. This enables us to secure competitively priced supplies and bring them to market quickly and cost effectively.

Global demand for natural gas is projected to increase at a significantly faster rate than other principal sources of energy supply. Our strategy will be to pursue opportunities in existing industrialised markets and to build a good position for long-term growth in key developing markets.

Corporate Responsibility is integral to the organisation and core to our strategy and daily operations. The health, safety and security of our employees and the communities in which we operate remain paramount. Our Lost Time Injury Frequency in 2003 remained constant at 0.7 per million man hours worked. Voluntary contributions to social projects totalled £3 million.

2003 was the second year of our regional organisational structure, which creates more responsibility and accountability in our assets. We made two new Executive appointments to develop the regional structure further: Martin Houston was appointed as Executive Vice President and Managing Director for North America, Caribbean and Global LNG; and Stuart Fysh was appointed as Executive Vice President and Managing Director for the Mediterranean Basin and Africa.

Last year was another challenging year for the energy industry, but also one which saw BG Group delivering industry leading performance. For this, I believe we owe gratitude to every person who makes up the Group. It is their individual contribution, skills and experience that give our organisation its competitive advantage. As we look forward to 2004 and beyond, I am confident of BG Group’s commitment to the achievement of continuing growth in shareholder returns.

Frank Chapman, Chief Executive

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	05

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Making the most of the UK’s natural resources.

By 2006, the UK is expected to be a net importer of gas.

BG Group currently supplies the UK with natural gas and is committed to extending the life of our North Sea assets (and the UK’s natural resources) through selective investments and focusing on new technology and practices.

Norwegian fields offer another potential source of gas for the UK. BG Group has been awarded operatorship and 100% ownership of three offshore exploration blocks in Norway.

We have also signed a Memorandum of Understanding with Petroplus for the development of an LNG terminal at Milford Haven, Wales, to create an access point for LNG imports – helping to fill the gap when there is a shortfall of indigenous supplies.

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BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	07

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Strategy
As a major integrated gas company, we aim to deliver outstanding value to shareholders through our distinctive strategy, skills and expertise.

STRATEGY

>	Focus on markets

>	Secure competitively priced gas supplies

>	Exploit high growth opportunities

>	Create value across the gas chain

BUSINESS ENVIRONMENT
The benefits of natural gas over other fossil fuels are well known. It has the lowest environmental emissions, is competitively priced, plentiful and offers geographical diversity of supply. The US Energy Information Administration predicts that the compound annual growth rate between 2000 and 2025 for global gas consumption will substantially exceed those of the other principal fossil fuels.

Within the natural gas industry, the Liquefied Natural Gas (LNG) sector has, in recent times, attracted a significant amount of interest from both demand and supply perspectives. As an integrated gas major, we believe that BG Group is strongly positioned within the natural gas industry as a whole, and the LNG business in particular.

SKILLS
We put our heritage of nearly 200 years in the gas business to good use. BG Group is renowned within the industry for its performance in finding and commercialising gas and for project delivery. For example, over the last three years, our proved reserves replacement ratio of 304% is expected to be amongst the best in the industry, as is the finding and development cost of $3.17 per boe. Success in the fast-moving natural gas arena requires skill and agility to meet the needs of the many stakeholders. We aim to continue to demonstrate our value as the partner of choice.

STRATEGY
Our distinctive strategy is underpinned by our skills as a major integrated gas company. The strategy comprises the following elements:

•	Market focus: we begin with a deep understanding of markets – both current demand and future trends – and how to connect reserves to those markets. We will continue to pursue opportunities in the existing industrialised markets, particularly North America and Europe, where rising demand will increasingly need to be met by gas imports. Our second area of market focus is on selected developing markets, principally Brazil

08	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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and India, where we believe the large populations, economic development and increasing energy intensity will create significant long-term demand for gas.

•	Competitive gas supplies: we plan to supply these markets by continuing to secure competitively priced resources. We will continue to explore and develop established positions in places such as Trinidad, Egypt and the UK North Sea and we also aim to access further supplies in the Atlantic Basin and, in the longer term, the rich gas resources of the Middle East and the Caspian region. Our gas commercialisation skills and market access positions also permit us to complement our own equity deliveries with additional contracted supplies.

•	Integration: we are an integrated gas company because we believe that having the capability to choose where we deploy skills along the gas chain allows us to maximise value creation. The principal segments in which we have skills and experience are Exploration and Production (E&P), Liquefied Natural Gas (LNG), Transmission and Distribution (T&D) and Power Generation (Power). E&P

will remain the centre of gravity for the Group, although LNG is expected to become an increasingly important part of the integrated business in its own right. Further details on all the segments can be found on pages 13 to 21.

•	Building on existing assets: we plan to grow our business in four ways:

	–	realising the strong in-built growth potential of our existing assets

	–	making incremental investments around existing assets

	–	adding value by interconnecting assets

	–	capturing new opportunities

This approach of building on existing assets gives us greater control and should enable us to generate higher returns at lower incremental costs and also pursue new opportunities with lower execution risk.

With these firm foundations in place, we believe that we can continue to balance strong growth with good financial returns.

The map above illustrates our gas market-focused strategy.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	09

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Business Review
A year of industry leading performance from BG Group.

HIGHLIGHTS 2003

>	E&P production volumes up 15%

>	Three year average F&D cost of $3.17 per boe

>	Proved reserves replacement ratio 219% for the year

>	Delivered 1.1% of the gas consumed in the USA in 2003

>	Strong contribution from T&D and Power

OVERVIEW
Last year was another year of strong performance and project delivery for BG Group. All our business segments contributed higher operating profits, with total group operating profit, excluding exceptional items*, up 41% compared with 2002. The major assets and key events in 2003 for each business segment are outlined on pages 13 to 21.

Exploration and Production (E&P) volumes increased 15%, with operating profit increasing by 31% and underlying operating profit, excluding US$/UK£ currency and upstream price movements*, up 14% when compared with 2002.

Liquefied Natural Gas (LNG) achieved a strong improvement in operating profit, up nearly ten fold, helped by significantly increased activity in shipping and marketing and a near doubling of profits at Atlantic LNG with Trains 2 and 3 in Trinidad and Tobago contributing fully by the end of 2003.

Transmission and Distribution (T&D) operating profit increased 132% in 2003 to £116 million, with strong volume growth at Comgas in Brazil, an improved result from MetroGAS in Argentina and good performance from our other smaller distribution assets.

With operating profit of £129 million in 2003, Power remains a strong contributor to BG Group’s operating profit and continues to offer attractive rates of return.

In 2003, proved oil and gas reserves increased by 10% to 2 104 mmboe from 1 919 mmboe in 2002, after production of 156 mmboe, acquisition of 2 mmboe and disposal of 20 mmboe. Proved reserve changes from existing fields and from projects that received sanction during the year resulted in an addition of 359 mmboe. The principal fields that contributed to these reserves were in Egypt, Kazakhstan, Trinidad, Tunisia and the UK.

BG Group uses an external consultant (DeGolyer & MacNaughton) to perform independent reviews of reserves, an arrangement that has been in place since 1997.

*See Presentation of non-GAAP measures, page 140.

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Operational Highlights

The tables below show the turnover and total operating profit/(loss) for BG Group

	TURNOVER			TOTAL OPERATING PROFIT/(LOSS) (a)

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m
Exploration and Production	1 794	1 555	1 283	959	731	606
Liquefied Natural Gas	945	309	81	77	8	29
Transmission and Distribution	678	541	834	116	50	119
Power Generation	184	189	192	129	124	104
Storage (b)	–	–	75	–	–	21
Other activities	3	66	90	(30)	(25)	(46)
Less: intra-group sales	(17)	(50)	(47)
Total excluding exceptional items	3 587	2 610	2 508	1 251	888	833
Exceptional items (c)	–	–	34	–	–	34
Total including exceptional items	3 587	2 610	2 542	1 251	888	867

Geographical Analysis

North West Europe	1 316	1 310	1 246	576	565	489
South America	566	452	753	76	8	77
Asia and Middle East	380	343	298	200	177	138
North America and Trinidad	1 089	341	33	231	48	36
Mediterranean Basin and Africa	236	164	178	168	90	93
Total excluding exceptional items	3 587	2 610	2 508	1 251	888	833
Exceptional items (c)	–	–	34	–	–	34
Total including exceptional items	3 587	2 610	2 542	1 251	888	867

(a)	Total operating profit/(loss) includes BG Group’s share of operating profits less losses in joint ventures and associated undertakings.
(b)	In November 2001, BG Group disposed of the assets comprising the Storage segment.
(c)	See Presentation of non-GAAP measures, page 140.

Our proved reserves replacement ratio in 2003 was 219% (2002 433%). Over the last three years, BG Group’s proved reserves replacement ratio averaged 304%.

During 2003, new upstream production came on-stream from the Scarab Saffron fields in Egypt, the Minerva, Apollo and Wollaston fields within the Easington Catchment Area and the south-west portion of the Seymour field in the UK North Sea.

Seventeen exploration and appraisal wells were completed during 2003, 12 of which were successful, resulting in a 71% success rate. When considered along with our performance in 2002 (72%) and 2001 (71%), this demonstrates a consistently strong performance. The principal successes in 2003 were Jade North East and the North Terrace well (near Buzzard), both in the UK North Sea, and Kashagan East 4 and 5 (Caspian). Other successful wells completed include Kashagan South West, Aktote and Cairan (Caspian), Rosetta-11 (Egypt), Ixora and Delaware (Trinidad), West Franklin (UK North Sea) and Panda West-1 (offshore Sicily, Italy).

Our continued success in exploration flows from our technical expertise and an active portfolio management system, which aims to ensure that prospects of the highest quality are drilled.

E&P’s worldwide finding and development (F&D) costs (including the acquisition of unproved properties) were $3.08 per boe in 2003, based upon changes in proved reserves, excluding purchases, sales and production. Over the last three years, worldwide F&D costs averaged $3.17 per boe. The annual operating costs in 2003 were 3% lower at $3.02 per boe (2002 $3.12 per boe), reflecting lower cost production from international fields and the favourable effect of the weaker UK£/US$ exchange rate on costs.

The main portfolio divestments in 2003 included the sale of a number of southern North Sea (UK) production assets for $135 million and our 51% stake in Phoenix Natural Gas in Northern Ireland for £120 million. In addition, BG Group announced the sale of its entire interest in the North Caspian Sea Production Sharing Agreement (PSA), which includes the Kashagan oil field, for a total consideration of $1.23 billion. We also announced the sale of our stake in the Muturi Production Sharing Contract (PSC) (and a related stake in the Tangguh LNG project) in Indonesia for $236 million. The North Caspian and Muturi transactions are expected to be completed in the first half of 2004.

In LNG, BG Group increased its access to regasification capacity in the USA, with effect from 1 January 2004, by increasing its rights from 81% to 100% in the Lake Charles terminal and acquiring rights to capacity in the Elba Island terminal.

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In 2002, BG Group’s main acquisitions included the Panna/Mukta and Tapti fields in India and an increased position in the North Caspian Sea PSA. In 2002, the other main portfolio change was an exchange of assets which consolidated our position in the North Sea.

In 2001, the main divestments were the sales of the Storage segment assets and a partial interest in the Phoenix Natural Gas distribution business, the remainder of which was disposed of in 2003 as set out above.

Major E&P projects incurring capital investment in 2003 included Phase 2 of Karachaganak (Kazakhstan) and West Delta Deep Marine (Egypt). Within other business segments, expenditure was incurred mainly on the Egyptian LNG (ELNG) project, Atlantic LNG (ALNG) expansion (Trinidad and Tobago) and the Comgas network (Brazil).

BG Group’s capital investment between 2004 and 2006 is expected to be approximately £3 billion, excluding acquisitions. Anticipated major E&P projects in 2004 include Engineer Procure Construct (EPC) work on Simian and Sapphire (Egypt), which has been accelerated, East Coast Marine Area (ECMA, Trinidad) and Buzzard (UK). LNG projects in 2004 include delivery of two new LNG vessels and further construction of ALNG Train 4 and ELNG Trains 1 and 2.

TARGETS

There was strong delivery against the 2003 targets, as illustrated in the table below. The results are the product of consistent growth since 1996 and the transformation of operating costs and capital efficiency. Benchmarking studies, based on data produced by Evaluate Energy for 2002, showed BG Group as an industry leading performer in three year average finding and development costs, three year reserves replacement and annual unit operating costs. Our goal is to maintain a top quartile performance. Consistent with our stated aim of generating strong growth with good returns, our ROACE* is competitively positioned against our peers, notwithstanding BG Group’s relatively high levels of investment.

Total capital investment for 2003 was £1 054 million. Our five year capital investment spend was £5.9 billion, compared with a target of £5.7 billion, as the planned project financing of ELNG Train 1 originally planned for 2003 will now be drawn down early in 2004, and the project financing of ALNG Train 4 has been rescheduled to 2004. In addition, we acquired off-take contracts relating to the Elba Island LNG terminal in the USA.

We continue to make good progress against our 2006 targets. The programme of projects which underpins these targets has been extended in the last 12 months to include the recent addition of the Elba Island LNG import capacity, the two-stage expansion at Lake Charles and the proposed conversion of the LNG terminal at Providence, all in the USA. In addition, we have increased the LNG production target from 6.0 mtpa to 6.6 mtpa and the Power capacity target from 2.7 GW to 3.3 GW.

STRONG DELIVERY AGAINST 2003 TARGETS

	2003 target	2003 result	2006 target

E&P production (mboed)	440	428	530

E&P unit opex ($/boe)(b)	2.75	2.68	Top quartile

E&P F&D costs ($/boe)	3.20	3.08	Top quartile

LNG production (mtpa)	2.3	2.8	6.6	(a)

T&D volumes (bcmpa)	11.7	12.5	14.0

Power capacity (GW)	2.5	2.8	3.3	(a)

Group ROACE*(b)	10-11%	10.6%	13.0%

Capital investment 1999-2003 (£bn)	5.7	5.9	n/a

Gearing	<25%	15.5%	<25%

(a)	Target raised on 17 February 2004.
(b)	Normalised to reference conditions.

*See Presentation of non-GAAP measures, page 140.

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Exploration and Production (E&P)
BG Group’s integrated strategy includes exploration, development, production and marketing of hydrocarbons, specialising in gas. Our high performing E&P division remains the centre of gravity in our integrated strategy.

HIGHLIGHTS 2003
>	E&P volumes up 15%

>	Unit finding and development costs of $3.08 per boe

>	Proved reserves replacement ratio of 219%

>	71% exploration and appraisal success rate

>	Proved reserves of 2 104 mmboe, up 10%

>	First production from Seymour and Blake Flank in the UK North Sea, and Scarab Saffron in Egypt

2003 EVENTS
Production increased by 15% to 156 mmboe. The main contribution to this increase was Trinidad and Tobago (13.4 mmboe) including production from the North Coast Marine Area (NCMA), which started to produce in 2002, and Egypt (4.8 mmboe), including the new Scarab Saffron fields.

In 2003, proved reserves increased by 10% to 2 104 mmboe from 1 919 mmboe in 2002, after production of 156 mmboe, acquisition of 2 mmboe and disposal of 20 mmboe. Year end proved and probable reserves increased by 48 mmboe to 4 671 mmboe in 2003*.

E&P unit operating costs decreased by 3% to $3.02 per boe in 2003 due to a higher proportion of production from low cost international fields and the favourable effect of a weaker US Dollar. BG Group estimates that, after normalising** to reference conditions, unit operating costs were approximately $2.68 per boe for the full year.

UK
Within the UK, the principal E&P operating assets include the Armada field, the Blake Area, the Easington Catchment Area (ECA), the Everest and Lomond fields, the J-Block (Joanne and Judy) and Jade fields, the Elgin/Franklin fields and the Central Area Transmission System (CATS).

Production from the BG-operated Armada gas condensate field (BG 46.77%) began in October 1997.

Armada gas is exported to shore via the CATS pipeline. The Armada facilities are also used to transport gas and liquids from the BG-operated Seymour field (BG 57%), which commenced production in 2003.

In September, the BG-operated Blake Flank development began production only ten months after project sanction. Blake Flank production, which is exported via existing infrastructure, will extend the production life of the Blake field.

The Everest and Lomond (BG 58.31% and 61.11% respectively) gas fields were developed in May 1993. All gas produced by Everest and Lomond is exported to shore via the CATS pipeline.

J-Block (BG 30.5%) was brought on-stream in July 1997. Gas production is exported to shore via the CATS pipeline. The Jade (BG 35%) field began production in February 2002. Jade gas and liquid production is transported to the Judy platform and commingled with the J-Block streams, before being exported to shore.

The Elgin/Franklin (BG 14.11%) gas condensate fields started production in 2001. Gas production is exported to shore at the Bacton terminal in Norfolk via the Shearwater Elgin Area pipeline (BG 7.86%) with liquids being transported through the Forties pipeline system.

In 2003, BG Group and its partners announced a gas discovery close to the Elgin/Franklin fields in the UK. The new

KEY E&P OPERATIONS IN 2003
>	United Kingdom
Armada, Blake Area, CATS, ECA, Elgin/Franklin, Everest and Lomond, J-Block Area

>	Kazakhstan
Karachaganak

>	Egypt
Rosetta and Scarab Saffron

>	Tunisia
Miskar

>	India
Panna/Mukta and Tapti

>	Trinidad and Tobago
Dolphin and NCMA

>	Thailand
Bongkot

*	Excluding reserves in the North Caspian and Muturi PSCs, the sales of which are expected to complete in the first half of 2004, proved and probable reserves at the end of 2003 would be 3 568 mmboe.
**	See Presentation of non-GAAP measures, page 140.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	13

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discovery, West Franklin, is intended to be tied back to the Franklin facilities to extend the field’s current production life.

In October, the commencement of production from the second Apollo well in the UK’s ECA marked the completion of all the Juno development wells. The Juno project, which began production in 2002, was an accelerated development of the ECA fields, using existing export infrastructure.

BG Group has a 51.18% interest in the CATS pipeline that transports gas to processing facilities in Teesside from the Armada, Seymour, Everest and Lomond, Andrew, J-Block/Jade, Erskine and Banff fields, and the fields in the Eastern Trough Area Project (ETAP). Onshore, CATS consists of two processing plants.

In November, BG Group and its partners agreed the development plan for the Buzzard field (BG 21.73%), which subsequently received Department of Trade and Industry (DTI) approval. With recoverable, principally oil, reserves in excess of 400 mmboe, and forecast peak production of 180 000 to 190 000 bopd, the field is believed to be the largest discovered in the North Sea for over ten years. First production is anticipated by the end of 2006, with peak production in 2008.

During 2003, BG Group sold a number of UK southern North Sea gas production assets for $135 million. The sale included our interest in 11 non-operated fields and associated facilities including the Bacton terminal. The sale allows us to concentrate on assets which are considered to have a longer remaining production life. The transaction, which was completed at the end of September, was effective from 1 January 2003 and resulted in profit on disposal before tax of £77 million. The fields produced 4 mmboe in 2003 until their sale.

The Atlantic/Cromarty gas and condensate development in the North Sea received DTI approval in December 2003. BG Group has a 75% interest in the Atlantic field (BG-operated) and a 10% interest in Cromarty. The fields are located in a core area for BG Group and will be developed by a long sub-sea multiphase flow pipeline. The total investment is expected to be around £205 million. First production is targeted for late 2005, and the anticipated plateau rate is 220 mmscfd.

Also in the UK, BG Group and its partners were awarded four blocks in the 21st Licensing Round. These blocks will strengthen our position in the Buzzard, Blake and Atlantic/Cromarty hub areas, where we already have significant operations and acreage holdings. We will operate three of these blocks, namely 20/12, 13/22c and 13/27b.

Kazakhstan
The Karachaganak field (BG 32.5%) in Kazakhstan is one of the world’s largest oil and gas condensate fields.

Production from the new Phase 2 field activities at Karachaganak started in July 2003. During commissioning, a safety issue associated with small bore pipe welds was identified. As operational safety is of paramount importance, remedial work on these welds is being undertaken. Production into the Caspian Pipeline Consortium (CPC) export pipeline (BG 2%) is expected to restart in the second quarter of 2004 with sales at Novorossiysk, and therefore access to higher oil prices. BG Group’s total production from Karachaganak in 2004 is now projected to be around 35 mmboe, around 4 mmboe less than originally planned but still approximately 12 mmboe more than produced in 2003.

It is anticipated that, when in full production, the field will produce more than 10 mtpa (200 000 bpd) of liquids and up to 7 bcm (700 mmscfd) of gas sales annually. Of this, nearly all gas sales and about one-third of oil sales will continue to be sold into the Russian market, with the balance of the oil exported to world markets from Novorossiysk. Transport to Novorossiysk is via a new field export pipeline and the CPC pipeline.

In March 2003, BG Group announced its agreement to sell its entire interest in the North Caspian Sea PSA, which includes the Kashagan oil field, for $1.23 billion. The sale arose from our regular asset review and re-balances the portfolio both in terms of the gas/oil mix and geographical weighting. The transaction also realises the significant

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value that BG Group and its partners have created in the North Caspian Sea.

Egypt
BG Group and its partners achieved considerable progress in E&P projects in 2003. The Rosetta-11 exploration well in the Rosetta Concession (BG 40%) proved successful and was suspended as a future production well. The discovery of this field, Rashid North, marks the end of the very successful exploration programme in the Rosetta Concession and all remaining exploration acreage outside of development leases was relinquished in May in line with the Concession Agreement. Exploration in the West Delta Deep Marine (WDDM) Concession (BG 50%) continues with four wells planned for 2004. The first, Sapphire Deep, was spudded on 20 January 2004.

Scarab Saffron became the first WDDM field to produce in March 2003. The field’s performance has exceeded expectations and achieved a peak production rate of 750 mmscfd during a high flow rate trial. Development of the Simian Sienna and Sapphire fields in WDDM is under way. The onshore EPC contract for the processing terminal and the Engineer Procure Install Construct (EPIC) contracts for the offshore work were awarded in 2003. Onshore construction work has started. The Simian Sienna fields will supply Train 1 of the ELNG project and Sapphire will supply Train 2.

Phase 2 of the Rosetta development was sanctioned in October with first gas scheduled to be available to maintain production levels from the second half of 2005.

Tunisia
 In Tunisia, the Miskar field (BG 100%) provides gas equivalent to 60% of daily domestic consumption. Production began in 1996, and proved and probable reserves are estimated at 250 mmboe as at year end 2003. Miskar gas is processed at the onshore Hannibal terminal and is sold under a long-term gas sales contract to the Tunisian state electricity and gas company. Up to 120 mmscfd of unprocessed gas from Miskar is planned to be used at the proposed 500 MW Combined Cycle Gas

Turbine (CCGT) Barca Power project, scheduled to start commercial operations in late 2006.

India
BG Group completed the purchase of the Panna/Mukta and Tapti fields (BG 30%) in India in 2002. All gas produced from the fields is sold to the Gas Authority of India Limited, while oil from the Panna/Mukta complex is purchased by the Indian Oil Corporation Limited.

In 2003, BG Group and its partners secured government approval for enhancement investment in the Panna/Mukta oil and gas and Tapti gas fields. The enhancement projects involve a gross investment of up to $138 million. Drilling of up to 18 infill wells in Panna/Mukta and four in Tapti is scheduled to commence in the first quarter of 2004.

The fields have significant expansion potential and further development plans agreed with partners will require government approval.

Trinidad and Tobago
 In Trinidad and Tobago, BG Group currently supplies gas into the domestic market from the Dolphin field in the East Coast Marine Area (ECMA), and into Atlantic LNG Trains 2 and 3, for subsequent export to North America from the North Coast Marine Area (NCMA) fields.

The final well of the first two phases of the NCMA development was completed in August 2003. Well performance has exceeded predicted levels.

Other events
BG Group announced the sale of its 50% interest in the Muturi PSC in Indonesia and the related 10.73% interest in the Tangguh LNG project for $236 million. For further details, see page 18.

In Brazil, BG Group elected to enter the Second Exploration Phase of blocks BMS-9, 10 and 11, committing to drill two exploration wells per block before September 2006, with four wells likely to be drilled in 2004/2005.

In May, the Margarita-X1 well in Bolivia was successfully side-tracked and completed. During testing, the development well produced gas at a gross rate of 36 mmscfd and condensate at 1 330 bopd. Higher rates are expected once the well is brought on-stream as part of the Margarita Early Production Scheme in 2004.

BG Group was awarded operatorship and 100% ownership of three offshore exploration blocks in Norway’s first Predefined Areas Licensing Round. Blocks 1/2, 1/5 and 1/6 are located in the Norwegian section of the Central Graben area of the North Sea. They are near the Armada complex and other BG fields in the UK section of the Central Graben. This means BG Group already has operational experience of related geology as well as access to existing infrastructure to support development of any commercial discoveries. With the UK expected to be a net gas importer by 2006, Norway is a potential source of supply.

In February 2004, BG Group announced its intention to acquire El Paso Oil and Gas Canada, Inc. for US$346 million. The acquisition will secure valuable producing and exploration properties and complements our position in the North American gas market. Also in February 2004, BG Group signed a Sale and Purchase Agreement (SPA) with Hardman Resources to acquire exploration properties in offshore Mauritania, West Africa for $132 million, including up to $5.1 million of conditional payments.

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HIGHLIGHTS 2003

>	Supplied 53% of US LNG imports

>	Long-term LNG supply agreements totalling 5.9 mtpa for US

>	Atlantic LNG (ALNG) Train 3 production commenced ahead of schedule. Construction started on ALNG Train 4

>	Egyptian LNG (ELNG) Train 2 SPA signed for 3.6 mtpa output

>	Key approvals for the Brindisi importation terminal granted by Italian authorities. Construction expected to start in the summer of 2004

Liquefied Natural Gas (LNG)
BG Group uses its LNG skills to connect competitive gas supplies to high value markets. Export and import facilities are combined with the purchase, shipping and marketing of LNG.

KEY LNG OPERATIONS IN 2003

>	Trinidad and Tobago
Atlantic LNG Trains 1, 2 and 3

>	USA
Lake Charles capacity rights

>	Various
LNG vessels

BG GROUP EQUITY INTERESTS

>	Atlantic
	Train 1	26.0%
	Train 2	32.5%
	Train 3	32.5%
	Train 4	26.0%*
	*minimum

>	Egypt
	Train 1	35.5%
	Train 2	38.0%

LNG PRODUCTION (mtpa)

LNG production has grown 59% per annum on a compound basis since 2000.

BG Group has two liquefaction projects, ALNG in Trinidad and Tobago and ELNG in Egypt. The first three ALNG trains commenced operation in 1999, 2002 and 2003, while Train 4 is scheduled to start operations in 2006. LNG output is delivered by BG Group and its upstream partners to the United States.

2003 EVENTS
BG Group made great progress in 2003 in building its LNG activities in the Atlantic Basin. In 2003, 2.8 million tonnes of LNG was processed, an increase of 155% (1.1 mtpa in 2002; 0.7 mtpa in 2001). The operating profit from LNG increased substantially as a result of significantly higher volume and higher prices in the shipping and marketing business. In addition, profit was higher due to the build-up of production at ALNG Trains 2 and 3 and the impact of higher prices and volumes at ALNG Train 1. By 2007, we expect to be a leading company in both liquefaction and regasification capacity in the Atlantic Basin.

LIQUEFACTION
 Trinidad and Tobago
 In Trinidad and Tobago, Train 3 of ALNG began production ahead of schedule in April. In addition, BG Group and its partners in ALNG received approval from the government to construct a fourth train. The associated agreements required for the project are being progressed. Train 4 is scheduled to be on-stream in the first quarter of 2006 and to cost around $1.2 billion. The train is designed to produce 5.2 mtpa of LNG.

Egypt
The ELNG project maintained its fast track schedule in 2003. By the end of the year, construction of Train 1 and the common facilities was more than 50% complete and Train 2 was more than 30% complete.

At the end of December 2003, BG Group and its partners agreed the $950 million project financing for ELNG Train 1 with a consortium of domestic and international banks. This is the largest project financing in Egypt to date. The ELNG project has a different structure from ALNG, as the ELNG Holding Company owns both the site and common facilities. Individual companies own each process train and an operating company operates all trains on behalf of the owners. Gaz de France has contracted for the purchase of the entire 3.6 mtpa output from Train 1, scheduled to commence in the third quarter of 2005. BG Group agreed to be the sole purchaser of the full 3.6 mtpa output of Train 2, which is scheduled to start operations in mid-2006 (for details see page 17).

REGASIFICATION
 USA
 Following the purchase of capacity rights from Duke Energy, BG LNG Services, LLC, a wholly-owned subsidiary, now has rights to the entire capacity of the Lake Charles regasification facility from 1 January 2004 until the end of 2023. During 2003, BG Group was responsible for delivering 1.1% of the US daily gas requirement and around 53% of LNG imported into the USA.

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The proposed Phase 1 expansion of the Lake Charles facility by its operator, Trunkline LNG, received approval from the Federal Energy Regulatory Commission (FERC) and is expected to be completed by the start of 2006. All the extra capacity is committed to BG Group. This is designed to increase sustainable throughput capacity from 4.7 mtpa to 8.9 mtpa. A further Phase 2 expansion to 12.9 mtpa is awaiting approval from FERC. If approved, the expansion capacity would also be committed to BG Group and is scheduled to be on-stream from mid-2006. In addition, Trunkline LNG will build a second 30-inch diameter, 23 mile natural gas pipeline from Lake Charles to transport gas to more markets. Expansions beyond those currently planned will depend upon market conditions.

In December 2003, BG Group agreed to acquire rights over 446 mmscfd capacity at the Elba Island LNG regasification terminal near Savannah, Georgia, USA and related LNG purchase and gas sale agreements. The purchase price was $127 million, of which $50 million is deferred and conditional upon gas off-take arrangements.

To increase BG Group’s access to the North American market still further, BG Group and KeySpan Corporation announced a joint initiative to examine the feasibility of upgrading KeySpan’s existing peak-shaving LNG storage terminal in Providence, Rhode Island to import LNG. A design contractor has been selected and FERC filing is scheduled for the second quarter of 2004. The facility could be ready to receive marine cargoes equivalent to between 1 mtpa and 1.5 mtpa by 2006. This could make it the first new terminal in the United States for over 20 years.

BG Group imports spot and short-term cargoes into the Lake Charles and Elba Island facilities. During 2003, we were successful in securing cargoes from projects in Trinidad, Nigeria, Qatar, Oman and Algeria. By 2007, it is intended that most of Lake Charles and Elba Island capacity will be supplied under long-term contracts leaving spot cargoes to fill the balance of capacity.

The agreements transferred to BG Group in relation to Elba Island include the purchase of LNG from BG Group and its upstream partners out of Atlantic LNG’s Trains 2 and 3 in Trinidad and Tobago and agreements for the supply of natural gas downstream of the Elba Island terminal.

In 2003, BG Group made significant progress in establishing a competitive supply portfolio for Lake Charles and its other terminals:

•	In May, we signed an agreement with Nigeria LNG Limited (NLNG) to acquire 2.5 mtpa of LNG for 20 years from the NLNG Plus project (Trains 4 and 5 of Nigeria LNG), which are currently under construction and due to commence production in 2005. The agreement also gives us the right to take excess volumes from the first three trains that are not taken by existing long-term buyers.

•	Also in May, BG Group signed a Letter of Understanding with Marathon Offshore Alpha Limited to acquire 3.4 mtpa from a proposed LNG export project in Equatorial Guinea for a period of 17 years beginning in 2007. The fully termed agreement is expected to be signed in the first half of 2004.

•	In July, BG Group and its partners in the WDDM concession (Egypt) signed two agreements for the sale of the entire 3.6 mtpa output of ELNG Train 2 to BG Group. The first SPA provides for the supply to BG Group of LNG for delivery to Lake Charles. This agreement will initially cover the entire Train 2

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output but will also provide for volumes to be switched to the proposed Brindisi LNG importation terminal approximately one year ater ELNG Train 2 becomes operational.

•	In addition, BG Group intends to deliver its share of LNG from ALNG Train 4 to Lake Charles in 2006, when production is scheduled to begin.

Italy
BG Group received approval in 2003 for its proposed 6 mtpa Brindisi LNG import project, which is expected to be the first LNG import and regasification terminal to be built in Italy for over 30 years. Construction is expected to start in the summer of 2004 and the 6 mtpa terminal should be operational in 2007. The gross capital investment is forecast to be around 390 million.

During the year, BG Group completed the sale of 50% of its shareholding in Brindisi LNG S.p.A., the project company, to Enel, the main Italian electricity generating company. It is anticipated that BG Group and Enel will share priority capacity in the terminal, with a portion being available for third-party access as per the applicable regulations. BG Group is currently working with the regulator’s office to determine the appropriate tariffs and operating conditions to facilitate third-party access, within a framework acceptable to the European Commission.

UK
In the UK, BG Group signed a Memorandum of Understanding (MoU) for the joint development, ownership and operatorship of an import and regasification facility at Milford Haven, Wales. The MoU contemplates that we will acquire a 50% equity stake and take 50% of the proposed 4.4 mtpa capacity. The facility is planned to start production in late 2007.

Shipping
Shipping continues to be a key enabler in the LNG business and BG Group aims to operate a balanced position in line with its business requirements. We currently own two LNG vessels and now have five on long-term charter following delivery of the Methane

Princess in early 2004. Delivery of an additional LNG vessel, the Methane Kari Elin, is expected in mid-2004. We have also purchased three further new-build 145 000 m3 vessels from Samsung, which are expected to be delivered in the second half of 2006. These vessels will be used on BG Group contracts with ELNG Train 2, ALNG Train 4, Equatorial Guinea and other LNG delivery obligations.

Other LNG projects
Despite the recent political events in Bolivia, BG Group remains committed to monetising its Bolivian gas reserves and maximising the benefits of these resources for all stakeholders. Pacific LNG (envisaging the export of LNG to markets in Mexico and the USA) remains a focus of our long-term commercial activities in Bolivia.

In addition, the recent discovery of large gas reserves in Brazil could transform Brazil’s energy economy into one more reliant on gas, and could potentially create the circumstances that will see Bolivian or Brazilian gas being exported as LNG from Brazil.

In December, BG Group agreed to sell its 10.73% interest in the Muturi PSC and its related Tangguh LNG project in Indonesia for $236 million to a subsidiary of Mitsui & Co. Limited. Two of the Muturi partners subsequently pre-empted the agreement. The transaction is expected to complete during the first half of 2004.

Towards the end of the year, BG Group decided that the LNG importation project at Pipavav in Gujarat, western India, was unlikely to proceed in the near future. However, we intend to play an important role in increasing the use of LNG within India in the future.

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Transmission and Distribution (T&D)
Expertise in T&D is an important feature
of an integrated gas strategy, helping to
develop markets for natural gas. We are
active in Brazil and India – large markets
offering strong growth potential.		HIGHLIGHTS 2003

	>	Comgas recorded strong volume growth, up 17%

	>	Strong volume growth was achieved at Gujarat Gas (+129%) and Mahanagar Gas (+41%) in India

	>	Sold 51% stake in Phoenix Natural Gas (Northern Ireland) for £120 million

	>	TBG (the company operating the Brazilian side of the Bolivia-Brazil pipeline) implemented two expansions of its capacity to its originally planned maximum of 30.1 mmcmd (17.4 mmcmd in 2002)

2003 EVENTS
In 2003, throughput was 12.5 bcma, an increase of 14% (11.0 bcma in 2002; 10.6 bcma in 2001).

Brazil
Comgas (BG 60.1%), Brazil’s largest gas distribution company, saw volumes rise 17% during 2003, mainly because of increased volumes transported to industrial, natural gas vehicles (NGV), residential and commercial customers. At the end of 2003, Comgas was serving approximately 416 000 customers in the São Paulo area (378 000 in 2002; 345 000 in 2001). There has been a deliberate strategic shift to develop new commercial and residential customers because demand for gas from power generators has not developed to the extent anticipated.

In January 2004, the regulator in Brazil published his draft determination for the Comgas Tariff Review, which will set the new terms on which Comgas can sell gas to consumers up to 2009. The review is set to conclude in April 2004.

Argentina
BG Group has a controlling stake in, and is technical operator of, MetroGAS (BG 45.11%), the largest natural gas distribution company in Argentina. At the end of 2003, MetroGAS had 1.9 million customers in Buenos Aires. As a result of the economic recession and related events in Argentina, MetroGAS was forced to suspend payments on its debt in March 2002. During 2003, MetroGAS began the process of restructuring its debt, and this is continuing in 2004. This debt is non-recourse to BG Group.

In spite of continued economic difficulties in Argentina and the tariff which MetroGAS is able to charge remaining capped, operating profit increased. The number of residential customers grew steadily and there was increased demand from all sectors, particularly the industrial, commercial and NGV segments. MetroGAS continues negotiations with the government and the regulator to rebuild the regulatory framework.

India
Gujarat Gas Company (BG 65.12%) is India’s largest private gas distribution and transmission company. In 2003, gas sales volumes increased 129% to 1.7 bcm.

Mahanagar Gas Limited (MGL) (BG 49.75%), which owns a piped gas distribution system in Mumbai, India’s commercial capital, saw gas sales volumes increase 41% over the year to 290 mmcm (205 mmcm in 2002; 140 mmcm in 2001). MGL has also further developed the use of compressed natural gas for vehicles.

UK and Northern Ireland
In Northern Ireland, BG Group sold its remaining 51% stake in Phoenix Natural Gas. The sale was completed in December and the cash proceeds were £120 million. Volumes through the Bacton-Zeebrugge pipeline, the Interconnector (BG 25%), were stable.

To expand the gas network in Northern Ireland, Premier Transmission Ltd (BG 50%) is working with the regulator to recover the costs of expansion through transmission tariffs.

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HIGHLIGHTS 2003

>	New Premier Power 600 MW CCGT plant entered commercial operations in Ballylumford, Northern Ireland

>	Three year export agreement for 180 MW power from Premier Power to the Republic of Ireland

>	Philippines’ review should increase plant utilisation and excess power generation

>	Signed MoA in relation to $250 million Barca Power project development in Tunisia to use unprocessed equity gas

Power Generation
Power Generation is a significant
and consistent contributor to profit.
We have a portfolio of modern, highly
efficient combined cycle gas turbine
(CCGT) power stations with committed
off-take agreements.

2003 EVENTS
At the end of 2003, BG Group’s power capacity was 2.8 GW, an increase of 12% on 2002 (2.5 GW in 2002; 2.3 GW in 2001).

UK and Northern Ireland
Premier Power’s Ballylumford power station (BG 100%) in Northern Ireland has a capacity of 1 316 MW. This includes a new 600 MW CCGT plant which entered commercial operation in 2003. The power station provides a base load demand for gas in Northern Ireland.

The new plant is committed to Northern Ireland Electricity (NIE) under existing agreements. Premier Power also signed a three year agreement with NIE for the export of 180 MW of electricity from the pre-existing capacity to the Republic of Ireland starting from 1 August, the first cross-border deal of its kind. The agreement also makes available an additional 60 MW of capacity for the Northern Ireland market until 2012. This power will be generated from the capacity at Ballylumford that was due to be withdrawn with the introduction of the new CCGT plant.

Also in the UK, BG Group has a 50% interest in the 1 130 MW Seabank power station, one of the UK’s most efficient power stations.

Philippines
In the Philippines, BG Group has an interest in two gas-fired power stations. The 1 000 MW Santa Rita (BG 40%) plant and the 505 MW San Lorenzo (BG 40%) plant both provide electricity to Manila and the surrounding area.

In December 2003, the owners of the Santa Rita and San Lorenzo power stations and Meralco concluded a review of the Power Purchase Agreement (PPA) as mandated by the Electric Power Industry Reform Act. The owners and Meralco have cooperatively reviewed the PPA and incorporated a number of incentives intended to encourage increased plant utilisation and subsequent efficiency gains. Gains derived from higher utilisation will benefit consumers by way of reduced electricity prices. While delivering more competitively priced electricity to the Philippine market, this agreement also provides a number of benefits to the owners, primarily through increasing the expected amount of generation to be produced beyond the contracted minimum level.

Tunisia
In Tunisia, BG Group signed a Memorandum of Agreement (MoA) with the government in relation to the development of the proposed $250 million Barca Power project. The proposed 500 MW CCGT plant would be built adjacent to our Hannibal processing site and is scheduled to start commercial operations in late 2006. The plant would use up to 120 mmscfd of unprocessed gas from our offshore interests in the Miskar field and potentially the Hasdrubal gas condensate field, allowing BG Group to increase its annual gas sales. Progress on the commercial arrangements and securing all necessary governmental authorisations continues in line with our plans.

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Other Businesses
We seek to enhance the value of existing assets by developing businesses that utilise our existing infrastructure, customers, skills or technology.

HIGHLIGHTS 2003

>	Iqara Gas Natural has grown its São Paulo, Brazil, network of natural gas vehicle fuelling stations to 24 and Mahanagar Gas has over 60 stations in India

>	Product development of Microgen continues and preparations for market trials are underway

>	Iqara India, has increased its customer base to over 25 000

>	Since commercial operations began in 2003, Iqara Telecom, Brazil, has achieved a network build of 90 km

2003 EVENTS
BG Group continued to develop its Microgen and Iqara businesses during the year. Iqara has two main business segments – natural gas vehicles and broadband telecommunications.

Microgen
Microgen has developed a micro combined heat and power appliance for domestic and small business premises. The appliance, based upon a Stirling engine, is designed to replace a domestic boiler, providing hot water and space heating, while also generating electricity for use in the property or for export to the grid. The appliance could yield significant reductions in consumers’ electricity bills. In addition, there is a considerable reduction in carbon emissions when compared with boilers and centralised electricity generation. Ongoing product development was undertaken during the year and preparations for market trials are currently underway.

Natural Gas Vehicles
Iqara Gas Natural provides compression services to the rapidly growing Brazilian natural gas vehicle (NGV) markets. Since their launch in 2001, the network of Iqara Gas Natural service stations has increased to 24. In India, since launch in 1995, Mahanagar Gas now has over 60 service stations and volumes increased by 84% in 2003 compared with 2002.

Telecoms
Iqara Telecoms, established in India in 2001, and since 2002 in Brazil, seeks to maximise incremental growth opportunities by building and operating networks, alongside the existing BG Group gas infrastructure where feasible. Iqara has also established virtual private networks.

In India, Iqara provides broadband-enabled voice and data services to residential and corporate customers via hybrid-fibre coaxial networks. Since operations commenced in Surat in October 2001, total network build comprises 1 030 km across six cities, with a total customer base of above 25 000, at the end of 2003.

Iqara began commercial operations in São Paulo, Brazil, in 2003. It has built a fibre network alongside Comgas’ distribution network and provides voice, video and data services to other telecom operators, service providers and businesses. Since commercial operations began, Iqara Brazil has achieved a total network build of 90 km, 230 circuits* have been sold and 94 buildings accessed.

*	An ‘E1’ network circuit connected to an office building would allow 30 phone calls to be made at any one point in time. All figures as at end 2003.

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A world of responsibility Here in Idku, Egypt, the people delivering gas are also delivering road safety information.

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BG Group is committed to protecting and, where possible, enhancing the environment and communities wherever we operate.

For example, increased traffic around our site in Idku, Egypt, raised issues with road safety.

Working with the local community, BG Group implemented a number of road safety initiatives to enhance road safety awareness among the local community;

this included a ‘road safety’ snakes and ladders game for local children. We also distributed reflective stickers for local vehicles.

Our activities in Egypt are another example of how BG Group’s Corporate Responsibility programmes are having a positive effect around the globe.

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Corporate Responsibility
Committed to integrity
and high ethical standards

BUSINESS PRINCIPLES
At BG Group we believe that it is good business practice to operate responsibly. Our principal contributions to society are providing energy and infrastructure to support development, creating and sustaining jobs, and paying taxes, duties and revenues to governments and local authorities.

As we continue to build our businesses around the world, we recognise our responsibilities to the communities in which we work, to our employees and to the environment. Our aim is the creation of shareholder value through businesses which contribute to sustainable economic activity in our countries of operation. Our Statement of Business Principles is the foundation of our approach to Corporate Responsibility (CR). These Principles have been in place since 1998 and are reviewed annually by the Board taking into account external developments in business ethics and changing stakeholder expectations regarding CR and accountabilities. The Statement of Business Principles is the code of ethics adopted by BG Group for all employees.

Our Statement of Business Principles states that the Group complies with all applicable legal requirements in the countries where we do business. We are subject to the statutory regimes of the governments in the countries in which we operate. For example, in the UK the primary legislation is the Petroleum Act 1998.

Communication
The Business Principles are underpinned by eight Group Policies that interpret and expand each Principle, see figure on page 25. They are published on the BG Group website. In addition, they are widely distributed throughout the Company and are available in languages used in the BG countries of operation. We communicate the Business Principles via the BG employee magazine, LINKS, which regularly carries CR articles and updates.

We have also developed a series of workshops designed to encourage employees to discuss and challenge in our business dealings.
Operating responsibly is
good business practice.

HIGHLIGHTS 2003

>	Corporate Responsibility strategy affirmed in December 2003

>	12 ethics workshops for regional, country and corporate teams

>	Evolving a BG society where employees can perform to their full potential

>	International Management Development Programme

>	Safety performance remained constant at 0.7 LTIF

>	12 of 14 BG Group major operations have external certification of environmental management systems

>	£3 million voluntary contributions to social projects

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CR issues which they encounter around the world. The aim is to ensure that our Business Principles ‘live’ in our business. This workshop is a module on our International Management Development and Business Awareness Programmes. By the end of 2003, we had completed 12 workshop sessions.

The Chairman’s Awards are an important means of identifying and communicating best practice across the Group. The 2003 Chairman’s Awards recognised Health, Safety and Environment (HSE) performance and innovation and, for the first time, community initiatives and people’s performance.

Our Business Principles and CR approach are also a part of our dealings with partners and suppliers and we seek to ensure that our stakeholders fully understand our commitment to our Principles.

We have described our approach and performance to analysts specialising in socially responsible investment (SRI) in bi-lateral meetings and to wider audiences. In June 2003, the Chief Executive presented BG Group’s CR approach to an audience of some 20 SRI analysts. Our inclusion in a number of external indices including the Dow Jones Sustainability Index and FTSE4Good is public recognition of our social and environmental performance.

Our Business Principles and CR approach are firmly positioned as part of effective business delivery. They are incorporated into our decision making processes and subject to robust monitoring and assurance processes.

EMPLOYEES
We aim to have skilled and healthy people, working in safe environments. The skills, capability and creativity of our people are at the heart of the BG Group proposition.

We are committed to nurturing this culture – a BG society – by encouraging these key behaviours: collaborative working; creativity; individual discipline; and taking responsibility.

Our aim is that everyone should feel accountable for achieving high levels of performance and behavioural standards. We believe that this is best achieved through a global framework of HR policies and programmes which are tailored to the business environment of our locations.

People management
To sustain and build on our successes to date, our people agenda commits us to:

•	attract and retain the right people, who have the passion and capabilities to grow our business and themselves;

•	encourage the demonstration of leadership by everyone in our organisation;

•	continuously improve the effectiveness of our organisational structures, processes and systems;

•	develop the quality of relationships and dialogue;

•	align team and individual performance with our strategic and operational deliverables; and
•	provide a working environment which makes work enjoyable and supports learning.

We have been working closely with an alliance of external organisations to gain access to market intelligence and to develop best practice resourcing. This alliance is unique to BG Group and is a leading concept in the field of resourcing.

Our growth is assisted by a significant international mobilisation of employees to our operations around the world. For example, 6.8% of the workforce currently work away from their home country. Building on the success of our company-wide leadership programme in 2002 and supporting a culture of knowledge and skills transfer, BG Group is investing in a customised International Management Development Programme. This will develop local managers of the future in our growing assets. Such programmes enable BG Group to harness the potential of our worldwide talent pool and develop a diverse and international management body.

HEALTH, SAFETY, SECURITY AND ENVIRONMENT
We aim to raise our HSSE performance to international best practice in all countries in which we operate. This approach is based on the principle of continuous improvement, driven by strong management commitment and employee involvement. We use a number of tools including our Health, Safety, Security and Environment Management

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System, Directives and the 14-Point Profile, the framework to develop asset specific and business-wide performance improvement plans. As part of our continuous improvement process, the 14-Point tool was fully revised during 2003.

Occupational Health
Health was a major focus in 2003. We produced a Health Assurance framework which enables assets to establish health policies for local operations consistent with the BG approach. Our core assets completed Health Risk Assessments to identify their health risk profile and target occupational health risks.

Wellness and health campaigns continue to be rolled out across BG assets and are taken up with enthusiasm. One notable example is the establishment of a fitness centre in the BG Egypt office together with a concerted wellness campaign.

With an increased awareness of health issues, there is now evidence of improvement in the reporting of occupational-related illnesses. This area will need sustained effort before we can be certain that reported illness truly reflects the occupational illness position throughout the Group.

Sickness absence continued to remain low, with the average for BG Group as a whole being well below comparable UK standards.

Safety
Our goal for safety management is that no harm is suffered by employees or contractors, or by those affected by our business. Should any incidents occur, we investigate and implement solutions to prevent recurrence and share lessons learnt across BG Group and our contractor base.

BG Group maintained its safety performance in 2003; our lost time injuries (employees and contractors) per million man hours frequency (LTIF) remained at 0.7, the same as for 2002. Safety performance commonly reaches a plateau after companies have benefited from improvements in management systems. We anticipate that the Behavioural Based Safety (BBS) process will lead to improvements beyond this plateau. We launched BBS in eight assets in 2003 and will continue this in other assets.

Security
BG Group seeks to protect its staff and assets from harm. We assess the security risks in our varied operating environments and have introduced security programmes and contingency plans to mitigate these risks.

During 2003, the increased threat from terrorism in the Asia Pacific region, the Middle East and Europe; the tensions in the Gulf and North Africa resulting from the war in Iraq; and continuing economic instability and civil unrest in South America provided a challenging security climate. Risk assessments and effective mitigation measures enabled our businesses to function safely while minimising losses of revenue.

BG Group enhanced both its capability to monitor continuing threats from international terrorism and conflict around the world and its procedures to manage any resulting emergency situations. We have regular interactions with government and law enforcement agencies and with others in the oil and gas sector. We have taken proactive measures to reduce security risks to our assets and believe we are well positioned to react effectively to international events that may impact upon our businesses.

Environment
Our core business, the production, supply and distribution of gas, has a potential net beneficial impact on the environment because gas is a relatively clean fuel, capable of high energy conversion efficiencies that can be used to replace less environmentally friendly energy sources. However, our activities also have the capacity to produce negative environmental impacts. We operate a company-wide environmental management system to minimise negative effects.

Recognising the advantages of independent assurance, we have made a commitment that all major controlled activities will achieve external certification of their environmental management systems. During 2003, certification to ISO 14001 was achieved by India E&P, the UK North South West asset and MetroGAS in Argentina.

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Despite the fact that the Kyoto protocol has yet to come into force, climate change is a major environmental issue for BG Group. Policies are being developed around the world to control emissions of greenhouse gases. The most immediate of these is the EU Emissions Trading Scheme, due to come into force in 2005. In the short to medium term, business opportunities may be realised as new developments allow gas to displace higher carbon fuels with a net reduction in greenhouse gas emissions.

Direct emissions from BG-operated facilities during 2003 were 5.4 million tonnes CO2 equivalent, a 2.8% decrease on 2002. Our equity share of emissions from all assets in which we hold equity was 9.0 million tonnes CO2 equivalent.

Conservation of biodiversity and access to sensitive areas present a challenge to extractive companies. We are working with partners to minimise the impacts in sensitive environments such as Bolivia. In addition, we are working proactively with other companies to understand better the nature of the issues that can arise in this area and to promote state of the art tools to manage those issues.

Local environmental impacts related to air and water quality, resource usage and waste management are managed within the continuous improvement philosophy inherent in ISO 14001. Projects and operations are guided by our aim of going beyond compliance, seeking to meet internationally accepted good practice.

COMMUNITY
The social and economic impacts of oil and gas exploration and development activities can be substantial. To help us understand the impact of our operations and make positive contributions, we use a Social Impact Assessment methodology.

We aim to contribute to the development of sustainable economic activity and seek to support social and economic development in communities alongside our own operations. In addition to supporting local businesses and employing local people wherever we can, our community involvement programme develops and runs projects in most of our countries of operation. These projects take a variety of forms but have a central theme of skills transfer.

This approach, focusing on the development of capabilities, helps us align our business objectives with stakeholder expectations. We believe that this alignment creates the potential for lowering operating costs, developing more supportive communities, attracting and retaining talented employees and accessing new business opportunities.

Community involvement
We provide structured funding to communities local to our operations for projects that address community needs and provide skills.

•	Group funding supports flagship projects for two to three years. For example, the Pratham primary education programme in Mumbai, India, brings children from disenfranchised areas outside the school system into school and learning towards the objective of supporting universal education.

•	Country funding enables assets to support short-term projects such as repairing schools in La Paz, Bolivia after hailstorm damage.

Our voluntary contributions to social projects in 2003 totalled £3 million using the London Benchmarking Group model. Adding our contractual contributions, this figure rises to £6.1 million.

We run various employee involvement programmes. Our matched funding scheme, Careshare, allows employees to increase the money they raise for charity up to a maximum of £250 per year; in 2003 we contributed a further £13 000 to the £30 000 raised by 62 employees for 25 charities. We also operate a payroll-giving scheme, used by a number of UK employees.

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Governance
Committed to high
standards of corporate
governance throughout
BG Group.

GOVERNANCE
BG Group has an established governance framework built upon our Statement of Business Principles and the eight Group Policies described in the preceding Corporate Responsibility section.

Within this framework, corporate governance describes the system by which companies are directed and controlled.

BG Group shares are listed on the London Stock Exchange and our American Depositary Shares are listed on the New York Stock Exchange (NYSE).

Statement of compliance with the provisions of the Combined Code
The Listing Rules of the UK Listing Authority require UK-listed companies to include a statement on corporate governance in their annual reports. The contents of this statement are prescribed in an annex to the Listing Rules – the Combined Code. This statement must include an explanation of how BG Group has applied the principles of the Combined Code and whether or not it has complied throughout the year with all its provisions. The Directors consider that the Company has complied throughout the year ended 31 December 2003 with all the relevant provisions (including Section 1) of the Combined Code. The Directors have also considered the implications of the new revised Combined Code issued in July 2003, which will apply to BG Group for the 2004 financial year. The Directors consider that the Company is already substantially compliant with the new Code and will make any further adjustments to its governance framework as may be necessary during the course of the year.

US Corporate Governance Rules
In November 2003, the US Securities and Exchange Commission (SEC) approved changes to the listing standards of the NYSE relating to the corporate governance practices of listed companies. Under the NYSE rules, listed foreign private issuers, such as BG Group, must disclose any significant ways in which their corporate governance practices differ from those

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followed by US domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices followed by BG Group, as compared to those followed by US domestic companies under the NYSE listing standards.

The remainder of this section sets out how BG Group has applied the principles of the Combined Code during the year ended 31 December 2003 and reports on other corporate governance matters.

Relationship with shareholders and Annual General Meeting
We recognise the importance of maintaining a purposeful relationship with our shareholders and recognise that they must receive high-quality, relevant and useful information in a timely manner. We use the Annual General Meeting (AGM) as an opportunity to communicate directly with our shareholders. Full details of the AGM are set out in the Notice of AGM on pages 19 to 21 of the Annual Review.

We have an annual Investor Relations Programme and maintain a dialogue with our institutional shareholders in the UK and overseas. In order to facilitate this dialogue, regular meetings are held with institutional shareholders following the announcement of quarterly and annual results. Copies of all presentations to institutional shareholders are available on the BG Group website for a period of six months.

The Board of Directors
Our Board maintains a system of internal controls to safeguard shareholders’ investment and the Group’s assets. Where we have a minority interest, we encourage and help our partners to establish appropriate controls. The Board has a schedule of matters specifically reserved to it for decision. The Directors’ biographies on page 50 demonstrate that the Board possesses the necessary range of backgrounds, qualities and experience to lead the Company.

BG Group has separate posts of Chairman and Chief Executive. The Chairman is responsible for leadership of the Board; the Chief Executive is responsible for leadership of the business and managing it within the authorities delegated by the Board. This division of responsibilities is clearly established and agreed by the Board.

The Board currently consists of three Executive Directors (the Chief Executive, the Deputy Chief Executive and the Chief Financial Officer) and nine non-executive Directors, including the Chairman and Deputy Chairman. The Deputy Chairman is also the Senior Independent Director nominated by the Board.

All Directors are subject to election by shareholders at the first opportunity after their appointment by the Board and to re-election by shareholders every three years.

MATTERS RESERVED TO THE BOARD

1	Approval of the Group vision, values and overall governance framework;

2	Approval of the Company’s Annual Report, Remuneration Report and Accounts and Quarterly Financial Statements;

3	Approval of any interim dividend and recommendation of the final dividend;

4	Approval of Group financial policy;

5	Approval of material capital projects, investments, acquisitions and disposals by any Group company;

6	Approval of the Company’s long-term finance plan and annual capital and revenue budget;

7	Approval of any significant change in Group accounting policies or practices;

8	Approval of all circulars, listing particulars, resolutions and corresponding documentation sent to shareholders;

9	Approval of changes in the capital structure of the Company or its status as a plc and, in particular, the issue or allotment of shares in the Company otherwise than pursuant to Company approved employee share schemes;

10	Approval of material changes to the Company’s pension schemes rules, any change of Trustee or material changes to funding and management arrangements;

11	Appointment, re-appointment and removal of the Chairman and Directors and the recommendation to shareholders of their election or re-election under the Articles of Association; the appointment and removal of the Company Secretary;

12	Approval of the division of responsibilities between the Chairman and Chief Executive;

13	Establishing committees of the Board, approving their terms of reference (including membership and financial authority), reviewing their activities and, where appropriate, ratifying their decisions;

14	Recommendation to shareholders for the appointment, re-appointment or removal of the auditors;

15	Approval of this schedule of Matters Reserved to the Board.

BOARD AND COMMITTEE ATTENDANCE
	Board	Chairman’s	Audit	Finance	Nominations	Remuneration	Group
		Committee	Committee	Committee	Committee	Committee	Executive
							Committee

Total number of meetings in 2003	10	14	6	4	2	7	13

Sir Richard Giordano	9	11	4	4	1	4

Frank Chapman	10	9		3	1		12

William Friedrich	10	10		3			11

Ashley Almanza	9	14		3			11

Peter Backhouse	9		6			7

David Benson	8		4			5

Sir John Coles	9		6			6

Paul Collins	10		6			7

Elwyn Eilledge	10		6		2	7

Keith Mackrell	10	12	6			7

Dame Stella Rimington	9		4		2	6

Sir Robert Wilson	10		6		1

Lord Sharman	10		6			7

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The Company maintains Directors’ and Officers’ liability insurance with a cover limit of £200 million for each and every claim or series of claims arising from the same set of circumstances.

Board meetings
Attendance is expected at all Board meetings and at the AGM. The Board is supplied with relevant and timely information to enable it to discharge its duties.

The Board meets regularly throughout the year, including, in 2003, eight scheduled Board meetings. A table setting out the total number of meetings of the Board and its committees in 2003 and individual attendance by each Director is shown on page 29. In addition, the Board focuses on BG Group’s strategy at its annual Planning Conference and Directors participate in various briefing visits both in the UK and overseas.

Company Secretary
Biographical details of the Company Secretary are set out on page 52. All our Directors have access to the advice and services of the Company Secretary who acts as secretary to the Board, the Chairman’s Committee, the Remuneration Committee, the Nominations Committee and the Group Executive Committee. If necessary, Directors are free to take independent professional advice at BG Group’s expense. The Company Secretary seeks to ensure that Board procedures are followed and that applicable rules and regulations are complied with. She has responsibility for all matters relating to the Board, its committees and governance across the Group. The Company Secretary may be removed only with the approval of the Board.

Independence
The Board considers all its non-executive Directors to be independent in character and judgement. No non-executive Director:

•	has been an employee of the Group within the last five years;

•	has, or has had within the last three years, a material business relationship with the Group;
•	receives remuneration other than a director’s fee;

•	has close family ties with any of the Group’s advisers, Directors or senior employees;

•	holds cross-directorships or has significant links with other Directors through involvement in other companies or bodies; or

•	represents a significant shareholder.

The Board does not believe that any Director has served on the Board for a period that is likely, or could reasonably be perceived, to adversely affect the Director’s ability to act in the best interests of the Group. In reaching this conclusion, the Board has specifically noted that Keith Mackrell and David Benson have served on the Board or its predecessors for nine and fifteen years respectively and concluded that, notwithstanding that period of service, they retain independence of character and judgement. David Benson will retire from the Board at the conclusion of the AGM on 21 May 2004.

New Chairman
Sir Richard Giordano served as Chairman of the Board of Directors throughout 2003 and retired on 31 December 2003. Sir Robert Wilson succeeded him on 1 January 2004. Sir Robert’s original appointment was made following the completion of an external search for non-executive Directors with potential to succeed the Chairman. His appointment as Chairman followed the implementation of a nominations and appointment process involving the Nominations Committee, the Remuneration Committee and a special Committee, chaired by Keith Mackrell, Deputy Chairman and Senior Independent Director, in addition to the Board as a whole. The Nominations Committee determined that Sir Robert Wilson was independent in character and judgement as defined under the new Combined Code both at the time of his appointment to the Board and also at the time of his nomination and subsequent appointment as Chairman.

Induction and training
Appropriate training and briefing is provided to all Directors on appointment to the Board, taking into account their individual qualifications and experience, and ongoing training is also available to meet their individual needs. Regular briefings are given to all Directors on relevant issues, including changes to legislation and corporate governance requirements, and ‘teach-ins’, workshops and seminars are arranged on specific issues relevant to BG Group’s business from time to time.

Board evaluation
In 2003, the Board completed its second annual effectiveness evaluation exercise, including for the first time a specific review of the effectiveness of its principal committees. This was an internal exercise using a detailed questionnaire completed by all Directors in relation to the key areas of Board accountability and the arrangements in place to enable effective focus on these areas. Topics covered included Group strategy, performance, delegation and accountability, succession, development and reward, Board and Committee composition, Board induction and training, internal control and risk management.

The results of this exercise were issued to and discussed by the Board. Specific recommendations were agreed and are being implemented, and progress with implementation will be monitored and reported. The performance of individual non-executive Directors is evaluated by the Chairman.

Committees
The Board has delegated authority to the following committees on specific matters. These authorities are reviewed annually. As a result of the latest review, the Board adopted revised terms of reference for the Chairman’s Committee and principal Board committees in November 2003. The terms of reference for all the committees or, in the case of the Audit Committee, the Charter, are available on the BG Group website and copies are available on request.

The minutes of committee meetings are circulated to all Directors. The current membership of each of the committees is shown on pages 50 and 51.

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Audit Committee Report
The Audit Committee meets the membership requirements of the Combined Code and of the US Sarbanes-Oxley Act 2002. All members of the Committee are deemed to be independent under both UK and US definitions.

The members are Lord Sharman (Committee Chairman), Peter Backhouse, David Benson, Elwyn Eilledge and Keith Mackrell. Sir Richard Giordano and Sir Robert Wilson were members of the Committee until 31 December 2003. Sir John Coles, Paul Collins and Dame Stella Rimington were members of the Committee until 12 February 2004.

The Board has determined that Lord Sharman and Elwyn Eilledge are the ‘Audit Committee financial experts’ for the purposes of the US Sarbanes-Oxley requirements. Further details on their qualifications for this purpose are set out in their biographies on pages 50 and 51.

The Audit Committee meetings in 2003 included consideration of the following:

1	Quarterly, interim and full year financial results.

2	The 2003 internal audit plan.

3	Quarterly and full year internal control and assurance reports from the internal audit function.

4	The effectiveness of the internal audit function.

5	The effectiveness of the external audit process.
6	The independence and objectivity of the external auditors.

7	The 2003 external audit plan and associated audit fees.

8	The external auditors’ quarterly and year end reports.

9	The Group’s internal control framework including the risk management process and progress on the management of key risks identified by the Group.

10	Corporate governance issues arising in the US under the Sarbanes-Oxley Act and in the UK under the Combined Code.

11	The Annual Report disclosure items relevant to the Audit Committee.

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12	The Audit Committee Charter.

13	Critical accounting policies and significant judgements.

In addition, the Audit Committee completed a review of the governance, control and assurance systems in the BG India asset. The Whistleblowing Policy was also reviewed and revised to reflect the requirements of the US Sarbanes-Oxley Act regarding complaints about financial matters. Such complaints, where appropriate, are referred to the Audit Committee Chairman.

INTERNAL CONTROL
The Company, as required by the Listing Rules, has complied with the Combined Code provisions on internal control by establishing the procedures necessary to implement the guidance issued by the Internal Control working party of the Institute of Chartered Accountants in England and Wales in September 1999 (the Turnbull Committee Report) and by reporting in accordance with that guidance. The Group has an established risk-based internal control framework with the Statement of Business Principles as the pivotal element, underpinned by the eight Group Policies and more detailed risk-based controls, procedures and processes. This is illustrated on page 25.

The Board has carried out a specific assessment of the Group’s system of internal control including financial, operational and compliance controls and risk management systems for the purpose of this report.

The system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can provide only reasonable and not absolute assurance against material misstatement or loss.

In addition, the Board, through the Chief Executive, asks each member of the Group Executive Committee to complete an annual Letter of Assurance confirming compliance with the internal control framework. The members of the Group Executive Committee cascade similar letters to the senior managers in their area of responsibility. This cascade process is designed to provide assurance to the Board that policies, procedures and processes are being effectively implemented. A register of all the issues raised is collated and analysed to determine whether they represent a material weakness or significant deficiency in the effectiveness of the Group Internal Control Framework. Having reviewed its effectiveness this year, the Board has determined that it is not aware of any material weakness or significant deficiency in the Group’s system of internal controls during the year ended 31 December 2003.

In addition, the Chief Executive and Chief Financial Officer performed an evaluation of internal controls which included formal and systematic enquiries of, and interviews with, senior executives employed by the Group. The General Counsel, Company Secretary and Head of Internal Audit advised and assisted the Chief Executive and Chief Financial Officer in the evaluation process.

US SEC Statement on Controls and Procedures
The Chief Executive and the Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a – 15(e)) as of the end of the period covered by this Annual Report, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective.

There were no changes in the Group’s internal controls over financial reporting that occurred during the year ended 31 December 2003 that have materially affected, or are reasonably likely to affect, the Group’s internal control over financial reporting.

RISK MANAGEMENT
There is a continuous process for identifying, evaluating and managing the significant risks faced by the Group, which are outlined in the Risk Factors section on page 33. This process was in place throughout 2003. The process is embedded in the business, with risk assessment and evaluation incorporated into the key business processes including strategy and business planning, investment appraisal, performance management and health, safety, security and environmental management processes. The process is reviewed annually by the Audit Committee on behalf of the Board.

Specifically, the Audit Committee:

•	regularly reviews the external and internal audit work plans;

•	requests, receives and reviews reports from management on actions taken to address risk areas identified by management and/or the internal audit process; and

•	receives and reviews an annual report on the changes in the nature and potential impact of the significant risks to the Group, identified at an annual Group Executive risk workshop, and the internal controls in place to manage them.

BG Group views risk management as integral to good business practice. The process is designed to support management’s decision-making and to improve the reliability of business performance.

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Risk Factors
Risk identification,
assessment and
management – a key
focus across BG Group.

Outlined below is a description of risk factors that may affect our business, results of operations and share price from time to time. Not all these factors are within our control. Other factors besides those listed here could also adversely affect the Group.

Project delivery
Project delivery is subject to technical, commercial and economic risks. Our development projects may be delayed or unsuccessful for many reasons, including cost overruns, equipment shortages and mechanical and technical difficulties.

These projects may also require the use of new and advanced technologies, which can be expensive to develop, purchase and implement and may not function as expected. In addition, some of our development projects will be located in deepwater or other hostile environments or produce hydrocarbons from challenging reservoirs, which can exacerbate such problems.

Risks in downstream activities include the timely completion of projects under construction, security of supply, unscheduled outages, electricity transmission system or gas pipeline system constraints and reliable application of new technologies to our operations.

Extending the growth trajectory
The principal segments of our business are E&P, LNG, T&D and Power. E&P will remain the centre of gravity for the business. In general, the rate of production from natural gas and oil reservoirs declines as reserves are depleted. The Group’s future oil and gas production is dependent on managing the risks in the interpretation of geological data to minimise the uncertainties in the estimation of reserves and maximise the successful drilling of exploration and development wells.

The Group’s future production, and therefore cash flow and income, are highly dependent upon the level of success we achieve in finding, acquiring and developing reserves.

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LNG will also become an increasingly important integrated business and our growth in this area is dependent upon the level of success we achieve in connecting competitively priced gas to high value markets.

Venture commercialisation
Commercial risks are dependent on BG Group’s ability to enter into, restructure or re-contract commercial agreements to appropriately share risks. The Group generally participates in business activities with several co-venturers. Operating agreements or shareholder agreements provide for liabilities to be borne by co-venturers according to their interests. However, host government agreements generally require joint and several liability from all co-venturers.

In addition, there is strong competition in the energy sector. The Group’s ventures compete with other forms of energy available to customers, primarily on the basis of price paid by the end user. Changes in the use of alternative sources of energy or in the cost of gas in relation to alternative energy sources such as fuel oil, liquefied petroleum gas or hydroelectric power may impact on the Group’s ability to commercialise new ventures.

If the Group is not successful in securing, restructuring or re-contracting advantageous long-term commercial agreements, we may be unable to commercialise our reserves and this may have a material effect on the Group’s cash flow and income.

Operations
Operational risks are dependent on the incremental effect of project delivery, tariff and royalty pricing impacts, asset integrity, plant availability, plant shutdowns (planned and unplanned), maintenance costs, commercial restrictions and the management of well and reservoir performance. If these risks do materialise, the Group may not meet its production targets or unit operating costs. All these factors may have an effect on cost control, or the safety of our operations, or a material impact on the results of the Group’s operations.

Political climates
Group companies, joint ventures and associates operate in countries and regions throughout the world that are subject to significantly differing political, economic and market conditions. BG Group operations are subject to the jurisdiction of numerous governmental agencies in the countries in which our assets are located, with respect to regulatory and environmental matters. Specific country risks include:

•	Political and economic instability;

•	Government intervention in licence awards;

•	Regulatory, taxation and legal structure changes;

•	The control of field developments and transportation infrastructure;

•	The receipt of permits and consents;

•	Cancellation of contractual rights; and

•	Expropriation of assets.

If there are adverse changes in the political environment in the countries in which we operate, it may disrupt our operations and have a material effect on the Group’s business.

Commodity prices and currency fluctuations
Economic risks include credit risk, commodity price expectations, price indexation of gas contracts to oil-based indices, the levy of royalties and taxes on hydrocarbon production, exchange rates, inflation rates and UK corporation tax rates.

The most significant economic risks are large fluctuations in the following:

•	Commodity prices, being the risk of a significant fluctuation in oil and/or gas prices;

•	Exchange rates, in particular, the US$/UK£;

•	US/UK inflation; and

•	UK corporation tax.

These risks are managed in accordance with policies approved by the Finance Committee. Further details are provided in the Operating and Financial Review on page 38.

The Group’s 2006 targets are based on the assumptions that: Brent oil prices will be $17 per barrel; US$/UK£ rate will be US$1.55/UK£1; US/UK inflation rates will be 2.5% per annum; the UK corporation tax rate will be 30%, except UK upstream which will be 40%; and UK uncontracted gas prices will be 17 pence per therm.

Significant adverse variations in these factors from those assumed may have a material impact on the Group’s ability to deliver its business targets.

Portfolio
BG Group has a wide portfolio of assets, spread across our principal business segments. We carry out regular asset reviews to re-balance our portfolio, both in terms of the gas/oil mix and geographical weighting. This minimises the impact of adverse changes in business conditions, taxes, governmental regulation, the demand for gas and LNG as a source of energy and other factors that may have a material impact on the Group’s business.

Regulatory climates
Generally, many of the countries in which the Group does and expects to do business have recently developed, or are in the process of developing, new regulatory and legal structures with a view to helping their gas and power markets to develop within a clear and controlled framework. These regulatory and legal structures and their interpretation and application by administrative agencies may be specific to a given market and untested. The Group may be offered the opportunity to help shape suitable regulations – but with no guarantee that our voice will be heard.

Regulatory frameworks also tend to evolve as markets mature. This can have a positive or negative effect on the business. An example of such a situation is in India, where the federal government is proposing a move from a series of state regulatory systems to a single, unified federal system.

Such changes can be beneficial but, naturally, regulatory change can result in the reduction in prices in our gas sales contracts and this may have a material

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impact on the Group’s cash flow and income.

Strategic leadership
Our continued success will depend upon the strategic leadership provided by the senior management team and other key people across the Group. We also depend on our ability to attract, retain and motivate additional highly skilled and qualified people.

We have a succession management system to deliver successors in a structured way.

If we lose the services of key people or are unable to attract and retain employees with the right capabilities and experience, it could have a material effect on the Group’s business and operations.

Reputation
BG Group’s reputation is based on how a variety of stakeholders – including employees, investors, governments and communities where we operate –perceive our business behaviours and activities over a period of time.

The individual elements contributing to the business activities component of the overall BG Group reputation – for example, project delivery – are addressed elsewhere in this Risk Factors section. However, our reputation could also be damaged if there is a perceived or actual conflict between our corporate values and business behaviours.

Corporate Responsibility (CR) is integral to how we operate and core to our business strategy and decision making.

The BG Statement of Business Principles and supporting Group Policies define our corporate philosophy and determine the character of the company by providing a foundation for CR practice. We actively communicate our Business Principles through ethics workshops, our website and printed materials. Our Business Principles are part of our dealings with partners and suppliers.

Our corporate reputation is an important factor in our continuing success. Any negative change in our reputation may impact on our share price, our ability to enter new markets and our success in attracting and retaining the best people.

Health, safety, security & environment
The Group recognises that the protection of the health and safety of its employees and others affected by its operations, is an essential element in delivering business performance, as are the security of physical and intellectual assets and the protection of the natural environment.

Core assets have completed health risk assessments to identify and target local occupational health risks.

During 2003, the increased threats from international terrorism and violent crime have presented challenges. We have assessed the security risks in our varied operating environments and have introduced security programmes and contingency plans to mitigate these risks.

Policies and measures at international and national level to tackle climate change will increasingly affect business conditions, presenting regulatory risks but also possible opportunities for gas, as a relatively low carbon fuel. The most immediate of these is the EU Emissions Trading Scheme, due to come into force in 2005.

Failure to maintain and improve our performance in the areas of health, safety, security and environment could result in injury to people and damage to, or destruction of, facilities or the environment, each of which could have a material effect on the Group’s business and reputation.

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Comgas in Brazil
Targeting the future
through connecting
new commercial and
residential customers.

Only a small percentage of the people of São Paulo have access to natural gas. This offers potential for market growth to Comgas, our Brazilian T&D business.

Comgas, Brazil’s largest gas distribution company, achieved volume growth of 17% during 2003.

Comgas should see sustained average annual volume growth of 10% between 2003 and 2009 as demand continues rising in the industrial, commercial, co-generation, NGV and residential sectors.

36	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	37

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Operating and Financial Review
Another year of strong, profitable growth.

Please see information regarding certain forward-looking statements on page 130 of this report.

INTRODUCTION
The operations of BG Group comprise Exploration and Production (E&P), Liquefied Natural Gas (LNG), Transmission and Distribution (T&D), Power Generation (Power) and Other activities.

Until its disposal in November 2001, BG Group’s continuing operations also included the Storage segment.

A five year summary from 1999 to 2003 of the financial results of BG Group’s continuing operations is set out on page 127. For a summary of the five year financial results including those activities discontinued in 2000 (comprising assets demerged to Lattice), see page 123.

This Operating and Financial Review should be read in conjunction with the consolidated Financial Statements and related notes included elsewhere in this report.

OPERATING RESULTS – EXCLUDING EXCEPTIONAL ITEMS
Results excluding exceptional items (‘Business Performance’) are presented here because management believes that exclusion of these items facilitates understanding of the underlying performance of the business and improves the comparability of results for the periods concerned. For these reasons, BG Group uses Business Performance measures to manage the Group. The items excluded from Business Performance are exceptional items as defined by Financial Reporting Standard (FRS) 3 – i.e. items which derive from events or transactions that fall within the ordinary activities of BG Group but which require separate disclosure in order to present a true and fair view of the performance during a period. In the three years presented, the only exceptional item within operating profit is a £34 million profit relating to a legal ruling in favour of BG Group (see ‘Exceptional items – operating results’, below). In addition, all profits and losses on the disposal of fixed assets and investments are reported as exceptional items (see ‘Exceptional items – profit/(loss) on disposals’, below). Any related interest and tax on these items is also reported as being exceptional. For a full reconciliation between the results including and excluding exceptional items

38	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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OPERATING RESULTS

	Group turnover			Total operating profit/(loss)(a)

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Excluding exceptional items

Exploration and Production	1 794	1 555	1 283	959	731	606

Liquefied Natural Gas	945	309	81	77	8	29

Transmission and Distribution	678	541	834	116	50	119

Power Generation	184	189	192	129	124	104

Storage(b)	–	–	75	–	–	21

Other activities	3	66	90	(30)	(25)	(46)

Less: intra-group sales	(17)	(50)	(47)

Total excluding exceptional items	3 587	2 610	2 508	1 251	888	833

Exceptional items(c)	–	–	34	–	–	34

Total including exceptional items	3 587	2 610	2 542	1 251	888	867

(a)	Total operating profit/(loss) includes the Group’s share of operating profits less losses in joint ventures and associated undertakings.
(b)	In November 2001, BG Group disposed of assets comprising the Storage segment.
(c)	For further information on exceptional items, see ‘Operating results – excluding exceptional items’, opposite, and note 6, page 87.

and for further details of exceptional items see the consolidated profit and loss account, on pages 72 and 73, and note 6, page 87. In addition, a reconciliation is provided on page 42.

SUMMARY OF RESULTS
Strong performances across the Group’s operating segments underpinned a 41% increase in 2003 total operating profit as compared with 2002. Further detail on each segment’s operating result is given in the separate sections below.

There was no significant change in the net interest charge over the three years. Excluding the impact of the North Sea tax surcharge introduced in 2002, the effective tax rate remained broadly constant.

Earnings have continued to grow strongly, reflected in compound annual earnings per share growth of 18% since 2000.

BG Group’s post-tax ROACE(a) was 16.3% (2002 10.9%; 2001 13.4%). The 2002 ROACE figure includes the impact of the introduction of the North Sea tax surcharge; excluding this impact, 2002 post-tax ROACE was 13.2%.

E&P
E&P’s turnover increased by 15% to £1 794 million from £1 555 million in 2002 and £1 283 million in 2001. The 2003 increase was driven by higher production volumes (£203 million) and higher realised prices (£219 million), offset by adverse US Dollar exchange rate movements (£119 million). The 2002 increase resulted mainly from higher production (£328 million), offset by lower realised prices (£49 million).

Production volumes rose by 15% (19.9 mmboe) to 156.0 mmboe. The main contributors to this increase were Trinidad and Tobago (13.4 mmboe), including production from the North Coast Marine Area (NCMA) which started production in 2002 and Egypt (4.8 mmboe), including the new Scarab Saffron fields.

In 2002, production volumes rose by 25% (27.3 mmboe) to 136.1 mmboe, contributing £328 million to the increase in turnover in 2002 on 2001. The main contributors to this increase were Kazakhstan (6.7 mmboe), new production from India (6.5 mmboe) and from Elgin/Franklin in the UK (5.8 mmboe) which commenced production during 2001. Excluding the Indian fields (Panna/Mukta and Tapti) acquired in early 2002, production rose by 19%.

Prices for the majority of the Group’s UK gas contracts are reset annually on 1 October. For the 2003/2004 gas year beginning 1 October 2003, average prices, assuming a constant sales mix, are expected to be around 17 pence per therm. For the 2002/2003 gas year, UK gas contract prices decreased by around 12% compared to the previous year.

Average realised overseas gas prices increased by 9% in Sterling terms during 2003 due to the effect of oil price movements reflected in certain contracts, the relative mix of production and the adverse movement in the US$/UK£ exchange rate. In 2002, average realised

•	Excluding exceptional items
•	Including exceptional items
•	For further information on exceptional items, see note 6, page 87.

(a) See page 125 for a definition of how ROACE (return on average capital employed) is calculated.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	39

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overseas gas prices fell in Sterling terms by 8%.

Total operating profit in 2003 increased by £228 million (31%) to £959 million (2002 £731 million; 2001 £606 million). The increase in 2003 reflected continued production growth of 15% and higher realised prices, partially offset by adverse US$/UK£ exchange rate movements. At constant US$/UK£ exchange rates and upstream prices(a), total operating profit in 2003 would have increased by 14%. The 21% increase in total operating profit in 2002 reflected strong production growth of 25%, partially offset by the impact of lower realised prices. At constant US$/UK£ exchange rates and upstream prices, operating profit in 2002 would have increased by 28%.

Unit lifting costs were £0.91 per boe in 2003 compared with £1.04 per boe in 2002. Unit operating expenditure was £1.85 per boe in 2003 against £2.09 per boe in 2002, reflecting lower cost production from new and existing international fields and the favourable effect of a weaker US Dollar.

Unit lifting costs in 2002 were in line with 2001 (2002 £1.04 per boe; 2001 £1.05 per boe) and unit operating expenditure was £2.09 per boe in 2002 compared with £2.05 in 2001. This reflected the impact of an increase in tariff costs, principally from transportation and processing fees on production from the Jade and Blake fields in the UK (which started production in February 2002 and June 2001 respectively).

Of the 17 exploration and appraisal wells completed in 2003, 12 were successful, representing a success rate of 71% (2002 success rate of 72% with 25 wells completed; 2001 success rate of 71% with 14 wells completed). Well write-off costs were £46 million (2002 £12 million; 2001 £13 million). The higher write-off charge in 2003 reflected a number of relatively high cost wells, including the Artemis well in the UK North Sea.

LNG
LNG’s turnover increased by £636 million in 2003 to £945 million (2002 £309 million; 2001 £81 million). LNG shipping and marketing activity accounted for the majority of the turnover in all three years.

Total operating profit of £77 million in 2003 was £69 million higher than the operating profit achieved in 2002 of £8 million (2001 £29 million). The increase in 2003 reflected higher profit from the shipping and marketing business (up from break-even to £44 million) due to significantly higher volumes of LNG imported into the USA, together with higher prices for the sale of natural gas to customers following regasification. During 2003, shipping and marketing processed LNG through the Lake Charles and Elba Island regasification terminals. Contracts for the purchase of LNG and sale of natural gas into the USA via the Group’s shipping and marketing business are both linked to the Henry Hub reference price in the USA.

The decrease in LNG’s total operating profit in 2002 as compared to 2001 reflected lower profits from shipping

EXPLORATION AND PRODUCTION

	2003	2002	2001

Production volumes (mmboe)

– oil	23.7	22.5	13.4

– liquids	19.2	19.4	14.7

– gas	113.1	94.2	80.7

	156.0	136.1	108.8

Average realised prices

– oil per barrel (£/$)	17.89/29.18	16.67/24.86	16.63/23.97

– liquids per barrel (£/$)	8.86/14.45	7.96/11.87	9.43/13.60

– UK gas per produced therm (pence)	16.92	15.91	16.85

– international gas per produced therm (pence)	13.67	12.49	13.62

– overall gas per produced therm (pence)	15.16	14.26	15.48

Development expenditure (£m)	486	704	585

Gross exploration expenditure (£m)

– capitalised exploration expenditure	156	274	77

– other exploration expenditure	36	65	59

	192	339	136

(a) See Presentation of non-GAAP measures, page 140.

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and marketing which, following a profit of £22 million in 2001, broke-even during 2002. This was mainly because of lower US gas prices in the first half of 2002 and the cost of establishing the new shipping and marketing business in the USA.

The segment results include the Group’s share of the operating profits of Atlantic LNG Company of Trinidad & Tobago Unlimited and Atlantic LNG 2/3 Company of Trinidad & Tobago Unlimited, both associated undertakings. These companies (collectively ALNG), export LNG to the USA and Europe and BG Group’s share of their 2003 operating profits was £56 million (2002 £29 million; 2001 £30 million). All three years reflect the results of ALNG Train 1, whilst Train 2 started production towards the end of 2002 and Train 3 commenced mid-2003. Income from Trains 2 and 3 is derived through a net entitlement per unit of throughput and price changes on LNG sales are passed back upstream on a netback basis. The increase in operating profit in 2003 reflects the additional contribution from Trains 2 and 3, together with increased volumes and higher prices at Train 1. The profit recorded by ALNG Train 1 in 2002 reflected a 5% increase in volumes, offset by lower prices.

T&D
T&D’s turnover in 2003 was £678 million compared with £541 million in 2002 and £834 million in 2001. Total operating profit including the Group’s share of profit in joint ventures and associated undertakings in 2003 was £116 million (2002 £50 million; 2001 £119 million).

Comgas’ turnover increased by 33% to £390 million in 2003, with a 17% increase in volumes and higher prices being partially offset by adverse exchange rate movements. In 2002, there was a 14% increase in Comgas’ turnover to £293 million where a 31% rise in volumes was offset by the impact of Brazilian Real depreciation.

Comgas continued to deliver an increase in Sterling-reported profit with operating profit up 81% to £58 million (2002 £32 million; 2001 £17 million). The increase in 2003 reflected a 17% volume increase and higher margins, partially offset by a weaker Brazilian Real. The 88% increase in 2002 compared with

2001 was mainly the result of strong volume growth and gross profit improvement, offset by the significant impact of the Brazilian Real depreciation.

MetroGAS’ turnover in 2003 was £135 million compared with £134 million in 2002 and £470 million in 2001. The £1 million increase in 2003 reflected a 17% volume increase, offset by lower prices and unfavourable exchange rate movements. The fall in MetroGAS’ 2002 turnover reflected the devaluation of the Argentine Peso and the effects of the country’s adverse economic and regulatory environment.

The £15 million increase in operating profit from MetroGAS to £18 million (2002 £3 million; 2001 £75 million) reflected the volume growth referred to above. Also, the previous year included a one-off charge in relation to doubtful debts (£8 million). In 2002, the £72 million fall in profit from 2001, to £3 million, reflected the impact of the Argentine Peso devaluation and the country’s adverse economic and regulatory environment.

MetroGAS and its holding company, Gas Argentino, are in the process of a capital restructuring. It is possible that this may lead to a change in the ownership structure of these companies and this in turn may potentially result in BG Group ceasing to consolidate them as subsidiary undertakings. If this were to happen, the contribution that these companies make to Group operating profit would reduce.

T&D’s share of profits in joint ventures and associated undertakings was £42 million (2002 £33 million; 2001 £29 million). The increases in both 2003 and 2002 were mainly attributable to Mahanagar Gas in India and to the Bolivia-Brazil pipeline.

Power
Power’s turnover was £184 million in 2003 compared with £189 million in 2002 and £192 million in 2001. Turnover in all three years was mainly attributable to Premier Power in the UK.

Total operating profit of £129 million (2002 £124 million; 2001 £104 million) included the Group’s share of profits in joint ventures and associated undertakings of £96 million (2002 £93 million; 2001

£81 million) – attributable to the power plants at Seabank (UK), Santa Rita and San Lorenzo (Philippines), Serene (Italy) and Genting Sanyen Power (Malaysia).

The 4% increase in total operating profit in 2003 reflected the start-up of the San Lorenzo power station in the fourth quarter of 2002.

The 19% increase in total operating profit in 2002 compared with 2001 reflected increased profitability across the segment. At Premier Power, profit increases were driven by a reduction in costs following the planned closure of an existing unit during the year and one-off credits amounting to around £4 million. The San Lorenzo power station was the main contributor to the increase in the Group’s share of the operating profit in joint ventures and associated undertakings.

Other activities
Other activities comprise new business development expenditure, certain corporate costs and, before their disposal, activities relating to certain long-term gas contracts.

Turnover in 2003 was £3 million (2002 £66 million; 2001 £90 million). In 2002 and 2001, turnover substantially related to the long-term gas contracts referred to above.

The total operating loss in 2003 was £30 million compared with £25 million in 2002 and £46 million in 2001. The 2003 loss reflected new business development including Microgen, Natural Gas Vehicles and Telecoms.

In 2002, the loss was principally due to new business development expense, partially offset by the release of a provision on certain long-term gas contracts no longer required.

The operating loss in 2001 arose mainly from corporate provisions for bad debts of £20 million and expenditure on new business development, partially offset by a £7 million operating profit on certain long-term gas contracts and the release of a related surplus provision (£13 million).

EXCEPTIONAL ITEMS – OPERATING RESULTS
There were no exceptional operating items in 2003 or 2002.

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In 2001, the House of Lords ruled in favour of the Central Area Transmission System (CATS) partners (BG Group’s share 51.18%) in their dispute with Teesside Gas Transportation Limited. This gave rise to income of £34 million in the E&P segment which is presented as an exceptional item within turnover. See ‘Litigation’, below, for further information.

EXCEPTIONAL ITEMS – PROFIT/(LOSS) ON DISPOSALS
In conformity with UK GAAP, profits/ (losses) on the disposal of fixed assets and investments are reported as exceptional items.

In 2003, the profit on disposal of fixed assets and investments of £117 million (2002 £14 million loss; 2001 £98 million profit) included a profit of £77 million on the sale of a package of UK North Sea assets, £32 million on the sale of BG Group’s 51% interest in Phoenix Natural Gas Limited (Phoenix) and £6 million on the partial sale of BG Brindisi LNG S.p.A. The 2002 loss included a £7 million loss on disposal of BG Group’s 100% investment in Iqara EcoFuels Limited and a loss of £2 million relating to the disposal of part of the Rose field in the UK North Sea.

The 2001 profit included the disposal of BG Storage which provided gas storage services in Great Britain, giving rise to a profit of £78 million, and the sale of a 24.5% share in Phoenix, realising a £21 million profit.

INTEREST
BG Group’s net interest payable in 2003 was £78 million compared with £80 million in 2002 and £63 million in 2001.

The 2003 net charge included a receipt of £10 million in respect of interest on a tax repayment.

The 2001 charge of £63 million included a £17 million receipt in respect of the House of Lords judgment in favour of the CATS partners (see ‘Litigation’, below). Excluding this 2001 exceptional receipt, the 2002 interest charge was in line with 2001, reflecting a higher level of borrowings offset by lower interest rates and lower unwinding charges on discounted provisions.

The interest charge also includes the Group’s share in the net interest charge of joint ventures and associated undertakings, which was £41 million in 2003 compared with £36 million in 2002 and £40 million in 2001.

TAXATION
BG Group’s tax charge for 2003 before exceptional items was £470 million (2002 £374 million; 2001 £259 million). The 2003 and 2002 charges incorporate the changes enacted in the Finance Act 2002, including a 10% surcharge on North Sea profits. This surcharge gave rise to a £51 million charge in 2002 relating to opening UK deferred tax balances, as well as increasing the current year tax charge for these years. Excluding exceptional items and, in 2002 the impact of the change to opening balances, BG Group’s effective tax rate for 2003 was 40% (2002 40%; 2001 34.5%).

In 2003, an exceptional tax charge of £32 million arose on the sale of a package of North Sea assets. Including exceptional items but excluding the change relating to 2002 opening balances referred to above, the Group’s tax charge was

£502 million (2002 £323 million; 2001 £287 million), representing an effective tax rate of 38.9% (2002 40.7%; 2001 31.8%).

EARNINGS AND EARNINGS PER SHARE
The growth in earnings and earnings per share is illustrated opposite and a reconciliation of earnings and earnings per share including and excluding exceptional items is presented in the table below. Earnings (and earnings per share) including exceptional items were £768 million and 21.8 pence respectively (2002 £410 million and 11.6 pence; 2001 £586 million and 16.7 pence).

Excluding exceptional items, earnings (and earnings per share) were £683 million (19.4 pence) in 2003, £424 million (12.0 pence) in 2002 and £465 million (13.3 pence) in 2001.

Excluding the one-off charge (£51 million) relating to opening deferred tax balances on the introduction of the North Sea tax surcharge, described above, 2002 pre-exceptional earnings and earnings per share were £475 million and 13.5 pence.

CAPITAL INVESTMENT
Capital investment in 2003 was £1 054 million (2002 £1 510 million; 2001 £1 079 million); the table opposite shows the composition of the increase in fixed assets between intangible, tangible and investments.

E&P’s capital investment (including capitalised exploration expenditure) was £654 million (2002 £1 238 million; 2001 £671 million). In 2003, this included £104 million relating to BG Group’s investment in the North Caspian Sea, including the Kashagan field and in 2002, included the £247 million

PROFIT FOR THE YEAR

			2003						2002						2001

			Exceptional		Business				Exceptional		Business				Exceptional		Business
	Total		items		performance	(a)	Total		items		performance	(a)	Total		items		performance	(a)
	£m		£m		£m		£m		£m		£m		£m		£m		£m

Total operating profit	1 251		–		1 251		888		–		888		867		34		833

Profit/(loss) on disposal of fixed assets	117		117		–		(14)		(14)		–		98		98		–

Interest	(78)		–		(78)		(80)		–		(80)		(63)		17		(80)

Tax	(502)		(32)		(470)		(374)		–		(374)		(287)		(28)		(259)

Minority interest	(20)		–		(20)		(10)		–		(10)		(29)		–		(29)

Earnings	768		85		683		410		(14)		424		586		121		465

Earnings per share	21.8	p	2.4	p	19.4	p	11.6	p	(0.4	)p	12.0	p	16.7	p	3.4	p	13.3	p

(a)	Business performance represents continuing operations excluding exceptional items. For further information on exceptional items, see note 6, page 87, and for further explanation see Presentation of non-GAAP measures, page 140.

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acquisition of BG Exploration and Production India Limited.

Gross exploration expenditure incurred during 2003 was £192 million (2002 £339 million; 2001 £136 million), of which £156 million was capitalised (2002 £274 million; 2001 £77 million). The £274 million in 2002 included payments in respect of the exercise of pre-emption rights and the continuing exploration and appraisal programme at Kashagan.

Development expenditure totalled £486 million compared with £704 million in 2002 and £585 million in 2001. Development expenditure in 2003 was primarily in respect of the Karachaganak, West Delta Deep Marine (WDDM), Easington Catchment Area (ECA), Miskar, NCMA, Bongkot and Buzzard fields. Development expenditure in 2002 was focused on the Karachaganak, WDDM, ECA, Miskar, NCMA, Armada and Jade fields and in 2001 was mainly on the Karachaganak, WDDM, Elgin/Franklin and NCMA fields.

LNG’s capital investment in 2003 was £301 million compared with £117 million in 2002 and £104 million in 2001. Investment in 2003 related to the development of Egyptian LNG (ELNG), the continued expansion of ALNG and the acquisition of contractual rights in respect of the purchase of LNG, regasification services and related gas sales at Elba Island. Expenditure in 2002 related mainly to ALNG and ELNG and in 2001 related to ALNG.

T&D’s capital investment in 2003 amounted to £76 million (2002 £81 million; 2001 £170 million). Expenditure in all three years was incurred mainly on the Comgas network.

Capital investment in Power during 2003 was £3 million (2002 £50 million; 2001 £122 million) and in all three years related mainly to the Premier Power CCGT project.

Over the three years 2004 to 2006, capital investment is expected to average around £1 billion per annum, with the allocation between years being subject to the phasing of projects. This excludes the reinvestment of consideration realised on disposals. For 2004, capital investment mainly relates to projects in the UK, Egypt, Trinidad and Tobago, Tunisia, Kazakhstan and South America and the delivery of two new LNG vessels. The acquisitions announced early in 2004 (see note 1, page 79) increase that year’s capital investment by around £300 million. The Group proposes to meet this expenditure from both the operating cash flows of the business and, as appropriate, the money and capital markets, including existing lines of credit.

CASH FLOW
Cash flow from operating activities in 2003 was £1 444 million – an increase of £429 million compared with 2002 (2002 £1 015 million; 2001 £666 million), principally reflected increased operating profit.

In 2001, this cash flow included significant one-off items comprising the assignment of certain long-term gas contracts (£184 million outflow), the House of Lords judgment in favour of the CATS partners (£34 million inflow) and the demerger of Lattice (£21 million outflow). Excluding these items, the 2001 cash flow from operating activities was £837 million.

Dividends from joint ventures and associated undertakings amounted to £88 million in 2003, compared with £68 million in 2002 and £75 million in 2001. In 2003, a dividend was received from Genting Sanyen Power and, in all three years, dividends were received from ALNG, Interconnector, Santa Rita and Seabank.

Returns on investments and servicing of finance accounted for a net cash outflow of £30 million in 2003 (2002 £32 million; 2001 £40 million). This included a

CAPITAL INVESTMENT

	2003	2002	2001
	£m	£m	£m

Intangible fixed assets	201	274	77

Tangible fixed assets	607	904	850

	808	1 178	927

Fixed asset investments	246	332	152

Total	1 054	1 510	1 079

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£6 million outflow (2002 £4 million; 2001 £18 million) in respect of dividends paid to minority shareholders. 2001 also included a £17 million interest receipt arising from the House of Lords judgment in favour of the CATS partners.

Tax of £332 million was paid in 2003 compared with £240 million in 2002 and £261 million in 2001. The increase in 2003 reflected the Group’s higher taxable profit.

Payments to acquire fixed assets and investments amounted to £1 090 million in 2003, £1 386 million in 2002 and £989 million in 2001. Payments in 2002 included £247 million in respect of the purchase of the entire share capital of BG Exploration and Production India Limited (offset by £57 million cash acquired as part of this acquisition) and the purchase of pre-emption rights on Kashagan.

Receipts in respect of the disposal of fixed assets and investments were £191 million in 2003 (2002 £7 million; 2001 £466 million). Receipts in 2003 included £120 million on the disposal of the Group’s 51% share in Phoenix (offset by £6 million cash disposed) and £72 million in respect of a package of North Sea assets. Receipts in 2001 included £421 million (offset by £14 million cash disposed) in respect of the sale of BG Storage and associated assets and £49 million on the disposal of a 24.5% share in Phoenix.

The cash flows of the business are subject to the same risks and uncertainties as the Group’s results – for example, market fluctuations in gas and oil commodity prices and foreign exchange rates.

NET BORROWINGS
Net borrowings (comprising cash, current asset investments, short- and long-term borrowings) decreased to £721 million as at 31 December 2003 from £1 002 million as at 31 December 2002 (£538 million as at 31 December 2001). The decrease in

2003 was mainly because of increased profit and the proceeds from the disposal of fixed assets and investments, together with favourable exchange rate adjustments. The increase in 2002 mainly resulted from capital investment.

As at 31 December 2003, the Group’s share of net borrowings in joint ventures and associated undertakings amounted to approximately £1 billion (2002 approximately £700 million), including BG Group shareholder loans of £614 million (2002 £336 million). These net borrowings are included in the Group’s share of the net assets in joint ventures and associated undertakings which are included in BG Group’s fixed asset investments. Of the share of net borrowings in joint ventures and associated undertakings excluding BG Group shareholder loans, £113 million is guaranteed by the Group (2002 £100 million).

BG Group shareholders’ funds as at 31 December 2003 were £3 925 million compared with £3 324 million at the beginning of the year. The gearing ratio was 15.5% (31 December 2002 23.0%).

Details of the maturity, currency and interest rate profile of the Group’s borrowings as at 31 December 2003 are shown in notes 17 to 20, page 94, and details of the Group’s current asset investments as at 31 December 2003 are shown in note 16, page 94.

BG Group’s principal borrowing entities are BG Energy Holdings Limited (BGEH), and certain wholly-owned subsidiary undertakings whose borrowings are guaranteed by BGEH (collectively, with BGEH, BGEH Borrowers). In addition, MetroGAS, Gas Argentino, Comgas and Gujarat Gas conduct activities on a stand-alone basis and their borrowings are non-recourse to the other members of the Group.

BGEH is the Group’s principal credit rated entity, with long-term credit ratings of

	2003	2002	2001
	£m	£m	£m

Operating activities	1 444	1 015	666

Financial items	(462)	(119)	(530)

Purchase of fixed assets and investments	(1 090)	(1 386)	(989)

Proceeds from disposal of fixed assets and investments	191	7	466

Cash flow before financing	83	(483)	(387)

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A- from Fitch, A3 from Moody’s and A- from Standard & Poor’s. BGEH has short-term credit ratings of F-2 from Fitch, P-2 from Moody’s and A-2 from Standard & Poor’s.

As at 31 December 2003, BGEH Borrowers had a $1 billion US Commercial Paper Programme, which was unutilised, and a $1 billion Eurocommercial Paper Programme, of which $967 million was unutilised. BGEH Borrowers also had a $2 billion Euro Medium Term Note Programme, of which $1.212 billion was unutilised, and aggregate committed multicurrency revolving borrowing facilities of $1.008 billion, of which $520 million matures in 2004 and $488 million in 2005. These facilities were undrawn. In addition, at 31 December 2003, BGEH had uncommitted multicurrency borrowing facilities of £613 million, of which £585 million was unutilised.

There are no restrictions on the application of funds in any of the borrowing facilities of BGEH Borrowers.

As at 31 December 2003, Gujarat Gas had uncommitted borrowing facilities of Indian Rupees (INR) 1.2 billion (£15 million), of which INR 753 million (£9 million) was unutilised.

As at 31 December 2003, Comgas had committed borrowing facilities of Brazilian Reals (BRL) 536 million (£103 million), of which BRL 15 million (£3 million) was unutilised, and uncommitted borrowing facilities of BRL 704 million (£136 million), of which BRL 536 million (£103 million) was unutilised.

Following the devaluation of the Argentine Peso, MetroGAS announced in 2002 that it was suspending payments of principal and interest on its financial indebtedness of approximately $419 million. This debt is without recourse to the Group. On 7 November 2003, MetroGAS issued a solicitation statement including an offer to its creditors. As of 31 December 2003, MetroGAS had obtained the support of creditors representing $100 million. Gas Argentino also suspended debt service on borrowings of $70 million in 2002.

The borrowing facilities of MetroGAS and Gas Argentino contain certain financial covenants, and some of the borrowings of MetroGAS and Comgas have restrictions on their use, being linked to capital projects.

The distribution of the profits of MetroGAS and Comgas is restricted under local legislation. Details of these restrictions are shown in note 30, page 115. Distribution of the profits of BG Group’s other subsidiary undertakings is not materially restricted.

MetroGAS and Gas Argentino borrow without recourse to the Group and currently have insufficient access to liquidity to meet all their financial obligations and, as noted above, these entities have suspended payments on their financial indebtedness. Excluding MetroGAS and Gas Argentino, it is considered that the Group has sufficient liquidity facilities to meet current working capital requirements.

DIVIDEND
Since demerger in 2000, BG Group’s policy has been to maintain a constant dividend in real terms. The Group has made considerable progress in the development and execution of its strategy since demerger and this has transformed the earnings and cash flow capacity of the business, as reflected in the 2003 results. The Directors are therefore recommending a substantial increase in the dividend with a final dividend of 1.86 pence per share, bringing the full year dividend to 3.46 pence per share: an increase of 12% compared with last year (2002 3.1 pence; 2001 3.0 pence). The final dividend will be paid on 28 May 2004 (7 June 2004 in respect of American Depository Shares (ADSs)).

In considering the dividend level the Board takes account of the outlook for earnings growth, cash flow generation and financial gearing. The aim is to provide real, long-term growth in the dividend.

It is expected that in future the interim dividend will be set at half the preceding full year dividend.

COMMODITY PRICES AND EXCHANGE RATES
BG Group’s 2003 results were affected by a number of factors including gas and oil commodity prices and foreign exchange rates (in particular, movements in the Sterling exchange rates for the US Dollar, Brazilian Real and Argentine Peso).

The Group’s exposure to oil prices is partly mitigated by the predominance of gas in its portfolio with a significant part of the Group’s upstream gas sales being conducted through contracts that in many cases are not directly or wholly linked to short-term movements in the oil price. In 2003, gas represented 73% of upstream production volume (2002 69%; 2001 74%).

The Group’s exposure to the oil price also varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent oil price would increase (or decrease) operating profit in 2004 by around £30 million to £40 million.

The Group’s exposure to foreign exchange rates varies according to a number of factors including the timing of revenues and costs including capital investment. During the year, Sterling strengthened against the US Dollar, while the Argentine Peso and Brazilian Real had appreciated against Sterling by the end of the period.

Management estimates that in 2004, other factors being constant, a 10 cent strengthening (or weakening) of the US Dollar would increase (or decrease) operating profit by around £45 million to £55 million. Such a change would not have a significant effect on cash flow before financing activities, excluding disposals, since a large proportion of the Group’s capital expenditure in 2004 will be denominated in US Dollars.

BG Group’s results will continue to reflect the impact of these, and other, market factors.

POST BALANCE SHEET EVENTS
On 16 February 2004, BG Group announced an agreement to acquire El Paso Oil and Gas Canada Inc. for a cash consideration of US$346 million, based on an effective date of 1 January 2004.

On 19 February 2004, BG Group announced an agreement to acquire Mauritania Holdings B.V. for cash consideration of $132 million plus up to a further $5.1 million that is contingent upon the attainment of certain exploration and production milestones.

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FINANCIAL FRAMEWORK
In 1999, BG Group established a financial planning framework for the five years to end 2003. This has since been extended to 2006.

BG Group’s financial planning framework for 2006(a) is:

•	Post-tax ROACE of 13% in 2006

•	Capital investment of £3 billion, excluding acquisitions, for the period 2004 to 2006

•	Gearing ratio of less than 25%

The key risks surrounding this framework are set out in the Risk Factors section on pages 33 to 35.

TREASURY POLICY
The Group’s principal treasury risks are those risks associated with refinancing, interest rates, foreign exchange and counterparty credit. These risks are all managed in accordance with policies approved by the Finance Committee. The use of derivative financial instruments is controlled by policy guidelines set by the Board. The Group’s principal treasury policies are summarised below.

Refinancing risk
Refinancing risk is managed principally by limiting the amount of borrowings maturing within any specific period. The maturity profile of the Group’s borrowings appears in note 17, page 94.

Interest rate risk
Interest rate risk is managed by the use of fixed and floating rate borrowings, and interest rate derivatives.

The Group’s principal interest rate risk management policy is to seek to minimise total financing costs (i.e. interest costs plus changes in the market value of debt), subject to upper and lower limits on the ratio of fixed to floating rate obligations.

In the case of BGEH Borrowers, such borrowings must in aggregate generally be between 25% and 50% fixed rate. During 2003, fixed rate borrowings were within this range.

Foreign exchange risk
US Dollars
A substantial proportion of the Group’s business activity is conducted in US

Dollars, and the Group holds substantial dollar denominated assets. The Group mitigates its exposure to the US Dollar by borrowing in, or swapping the majority of its borrowings into, US Dollars up to a maximum of 100% of the book value of US Dollar denominated assets.

In general, the Group does not hedge US Dollar denominated transactions, although it may do so for specific transactions with the authorisation of the Finance Committee. Details of transaction hedge amounts appear in note 20, page 97.

Other currencies
The Group’s net balance sheet exposure to foreign currencies other than the US Dollar principally comprises exposure to the Argentine Peso, Brazilian Real and Indian Rupee. These net exposures are managed on a case-by-case basis with the objective of protecting economic value subject to practicality and cost considerations.

Subsidiary undertakings which borrow without recourse to the Group are generally required to borrow in, or swap borrowings into, their functional currency of operation.

The Group mitigates its exposure to transactions in currencies other than the US Dollar or Sterling by hedging certain expected cash flows into Sterling or US Dollars.

Counterparty risk
Treasury counterparty risk arises principally from the investment of surplus funds, from cash balances held in bank accounts, and from the use of derivative instruments. Such risk is controlled through credit limits (principally credit rating-based) and monitoring procedures.

Currently the Group makes wide use of standard International Swap Dealers Association (ISDA) documentation, which provides for netting in respect of all transactions governed by a specific ISDA, when transacting interest rate and currency derivative instruments. For commodity trading activities, the Group seeks to put in place Master Netting Agreements which provide for netting across multiple trading and derivative arrangements, typically ISDAs and physical UK and European Oil and Gas trading agreements. The Group also seeks to implement Gas Netting Agreements with counterparties with whom only gas is traded.

Derivative financial instruments held for purposes other than trading
As part of its business operations, the Group is exposed to risks arising from fluctuations in interest rates and exchange rates. The Group uses derivative financial instruments (derivatives) in order to manage exposures of this type. The Group enters into interest rate swaps or forward rate agreements to manage the composition of floating and fixed rate debt, and so hedge interest rate exposure. The Group enters into foreign exchange contracts to hedge commercial transactions, and enters into foreign currency swaps to adjust the currency composition of its assets and liabilities in order to hedge its exposure to exchange rate movements. Certain agreements are combined foreign currency and interest rate swap transactions. Such agreements are shown as cross-currency swaps.

The Group’s policy is not to use interest rate and exchange rate derivatives for speculative purposes. Derivatives can, to varying degrees, carry both counterparty and market risk.

Where multiple transactions are undertaken with a single counterparty or group of related counterparties, a netting arrangement can reduce the Group’s exposure to credit risk of that counterparty or group. The extent of the reduction depends on the number and type of transactions within each netting arrangement.

Valuation and sensitivity analysis
The Group calculates the fair value of medium- and long-term debt and derivative instruments by using market valuations where available, or where not available by discounting all future cash flows by the market yield curve at the balance sheet date. In the case of instruments with optionality, the Black’s variation of the Black-Scholes model is used to calculate fair value.

(a) See Presentation of non-GAAP measures, page 140, for an explanation of the assumptions underlying the financial framework.

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The Group utilises a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices will have on the market value of debt and derivative instruments. As at 31 December 2003, the potential change in the fair value of the aggregation of medium-and long-term debt and exchange rate and interest rate derivative instruments was £9 million, assuming a 10% change in the level of interest rates (2002 £10 million). The potential change in the fair value of the above, assuming a 10% change in exchange rates, was £92 million (2002 £103 million).

COMMODITY RISK
The Group’s results are sensitive to US Dollar denominated crude oil prices. Crude oil prices are volatile, depending on shifts in world supply and demand, Organization of the Petroleum Exporting Countries (OPEC) policies and the general economic and political climate. The Group’s exposure to oil prices is partly mitigated by the predominance of gas in its portfolio, much of which is sold under long-term contracts. In 2003, a significant part of the Group’s upstream revenues had some degree of indexation to oil prices.

The Group does not, as a matter of course, hedge all commodity prices, but may hedge certain gas and oil revenue streams from time to time. The Group uses forward commodity contracts, including forward, derivative and option contracts, to partially offset the exposure of certain of its forecast oil and gas revenues to commodity price variations. As part of marketing its gas supply portfolio, the Group undertakes commodity hedging and trading activities. The fair value of the Group’s commodity derivative contracts is calculated using forward price curves for the relevant commodity. As at 31 December 2003, the potential change in the fair value of the aggregation of outstanding commodity derivative contracts was £22 million (2002 £9 million) assuming a 10% change in the forward price curve. To the extent that these derivative contracts are hedging commodity price exposure, this potential change in fair value is offset by the change in value of the underlying commodity.

The results of the LNG business operation involved in the import, shipping and marketing of LNG are sensitive to movements in US Dollar denominated natural gas prices. The exposure to fluctuations in natural gas price is managed using a combination of natural gas futures contracts, financial and physical forward based contracts and swap contracts.

CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS
The Group proposes to meet its commitments from both the operating cash flows of the business and from the money and capital markets, including existing committed lines of credit. As at 31 December 2003, the Group and its joint ventures and associated undertakings had undertaken commitments for capital expenditure of £1 202 million, principally concerning investment in the exploration, appraisal and development programme and LNG export facilities.

Other contingencies mainly include the provision of indemnities to third parties in respect of the Company and its subsidiary undertakings, in the normal course of business. Further details can be found in note 25, page 101.

BG Group’s contractual obligations are summarised in the table below.

OFF-BALANCE SHEET ARRANGEMENTS
BG Group’s purchase obligations principally relate to gas purchases in the Group’s LNG business. These contracts are of a long-term nature, providing assured supply to contracted capacity service at Lake Charles and Elba Island regasification plants in the USA. Other obligations relate to BG Group’s power plants and pipelines around the world. Obligations in respect of these agreements are also included in the table below.

LITIGATION
During 1999, the London Court of Appeal heard the appeal by Teesside Gas Transportation Limited (an Enron Corp. subsidiary) (TGTL) against the judgment of June 1997 in favour of the CATS partners. BG Group has an ownership share (51.18%) in CATS. The Court of Appeal found in partial favour of the appeal, resulting in the CATS partners being ordered to pay a sum to TGTL, of which the Group’s share was £34 million plus £12 million interest. In 2001, the House of Lords overturned the Court of Appeal’s 1999 decision, giving rise to income of £34 million and £17 million interest receivable. The resulting tax impact was a £15 million charge, leading to a net £36 million increase in earnings. For details of other legal proceedings, see note 25, page 101.

INSURANCE
A comprehensive insurance programme is maintained to protect against significant losses and, as is consistent with good energy industry practice, includes cover for physical damage, removal of debris, control of wells, redrill, pollution and employer’s and third party liabilities.

The programme incorporates the use of the Group’s captive insurance subsidiary, and is subject to certain limits, deductibles, terms and conditions. However, some of the major consequences of the risks involved in BG Group’s activities cannot,

CONTRACTUAL OBLIGATIONS – PAYMENTS DUE BY PERIOD

	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	£m	£m	£m	£m	£m

Gross borrowings	1 034	495	61	203	275

Future finance lease obligations	198	3	13	13	169

Other long-term liabilities reflected on balance sheet	246	33	13	10	190

	1 478	531	87	226	634

Operating leases	420	53	98	96	173

Purchase obligations	17 199	1 195	2 205	2 205	11 594

Total	19 097	1 779	2 390	2 527	12 401

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or may not, reasonably and economically be insured against.

CRITICAL ACCOUNTING POLICIES
BG Group’s Principal Accounting Policies are set out on pages 70 to 71. To apply certain of these policies, management is required to make estimates and assumptions that affect reported profit, assets and liabilities. Actual outcomes could differ from those calculated based on the estimates or assumptions used. BG Group believes that the accounting policies discussed below – exploration expenditure, depreciation, decommissioning and impairments – are the critical policies where changes in the estimates and assumptions made could have a significant impact on the consolidated financial statements. In addition, under US GAAP only, the accounting policy relating to derivative instruments and hedging activity is also considered a critical policy.

One particular estimate which affects all the UK GAAP policies discussed below is the estimation of hydrocarbon reserves. The Group’s estimate of reserves of gas and oil are reviewed and, where appropriate, updated quarterly. They are also subject to periodic review by external advisors. A number of factors impact on the value of gas and oil reserves, including the available reservoir data, commodity prices and future costs, and the valuation is subject to revision as these factors change.

Exploration expenditure
BG Group accounts for exploration expenditure under the ‘successful efforts’ method. The success or failure of each exploration effort is judged on a well-by-well basis as each potential hydrocarbon structure is identified and tested. Certain expenditure, such as licence acquisition and drilling costs, is capitalised within intangible assets pending determination of whether or not proved reserves have been discovered. A review is carried out at least annually and any unsuccessful expenditure is written off to the profit and loss account. Costs that relate directly to the discovery and development of specific gas and oil reserves are capitalised and depreciated over the useful economic lives of those reserves. Certain expenditure that is general in nature, such as geological and geophysical exploration costs, is written off directly to the profit and loss account.

An alternative policy would be the ‘full cost’ method under which all costs associated with exploring for and developing gas and oil reserves within a cost pool are capitalised and written off against income from subsequent production. While the reported profit under each method will be the same over the total life of the entity, profit is generally recognised earlier under the full cost method.

Of the 17 exploration and appraisal wells completed in 2003, 12 were successful, representing a success rate of 71% (2002 success rate of 72% with 25 wells completed; 2001 success rate of 71% with 14 wells completed). Well write-off costs were £46 million (2002 £12 million; 2001 £13 million). Other exploration expense was £36 million in 2003 (2002 £65 million; 2001 £59 million). As at 31 December 2003, BG Group held a balance of £545 million relating to capitalised exploration expenditure within intangible fixed assets, of which £348 million related to assets in the North Caspian Sea for which there is a sales agreement in place.

Depreciation
Exploration and production assets are depreciated using the unit of production method based on the proved developed reserves of those fields, except that a basis of total proved reserves is used for acquired interests and for facilities.

Under the UK Statement of Recommended Practice (SORP) entitled ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’, commercial reserves are recommended as the basis for calculating depreciation. This definition permits the inclusion of probable as well as proved reserves. This option is subject to a higher degree of estimation than that used by BG Group.

Management estimates that a 1% change throughout 2003 in the estimation of proved reserves associated with producing fields would have changed the 2003 depreciation charge by £4 million. Changes in the estimation of reserves relating to non-producing fields would not impact the 2003 depreciation charge.

Decommissioning
Decommissioning provisions are recognised in the Financial Statements at the net present value of the future expenditure required to settle the Group’s decommissioning obligations. The discount implicit in recognising the decommissioning liability is unwound over the life of the provision and is included in the profit and loss account as a financial item within the net interest charge. Where a provision gives access to future economic benefits, an asset is recognised and depreciated in accordance with the Group’s depreciation policy.

The measurement of decommissioning provisions involves the use of estimates and assumptions such as the discount rate used to determine the net present value of the liability. The estimated cost of decommissioning is based on engineering estimates and reports from independent advisors. In addition, the payment dates of expected decommissioning costs are uncertain and are based on economic assumptions surrounding the useful economic lives of the fields concerned. Management periodically reviews all the assumptions used in the calculation of expected costs.

On the basis that all other assumptions in the calculation remain the same, a 10% change in the cost estimates used to assess the final decommissioning obligations would result in a change to the decommissioning provision of £24 million as at 31 December 2003. This change would be offset by a change in the value of the associated asset, resulting in no change to the consolidated net assets. The impact on 2004 profit is estimated to be £9 million, comprising an £8 million change in depreciation charge and a £1 million change in the unwinding of the provision charge.

Impairments
The Group reviews its assets for impairment if there is an indication that its carrying amount may not be recoverable. Impairment reviews compare the carrying value of an income generating unit with its recoverable amount. The recoverable amount is the higher of the net realisable value and the estimated value in use. Value in use is based on the

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net present value of expected future pre-tax cash flows. Impairment reviews cover all operating segments.

BG Group uses assumptions consistent with its long-term business plan to determine the net present value of future cash flows for use in impairment reviews. Particular assumptions which impact the calculations (most of which are interdependent) are gas and oil prices, foreign exchange rates and discount rates.

E&P activities form BG Group’s largest business segment, the results of which are sensitive to a number of factors, but particularly to commodity prices. Low commodity prices over an extended period may result in impairment charges. However, the likelihood of this is partly mitigated by the predominance of gas in the Group’s portfolio with a significant part of its upstream gas sales being conducted through contracts that in many cases are not directly or wholly linked to short-term movements in the oil price.

US GAAP – derivative instruments and hedging activity
Under US GAAP, BG Group recognises all derivatives as either assets or liabilities on the balance sheet and measures them at fair value. BG Group uses derivative instruments to manage the risk of fluctuations in commodity prices, interest rates and currency exchange rates. The fair value of these instruments is determined based on quoted market prices for the same or similar instruments. If a quoted market price is not available, the fair value is determined based on the present value of estimated future cash flows using a credit adjusted risk-free discount rate.

The main assumption used in the calculation of the fair value of commodity contracts relates to future gas prices. This is used in the estimation of future cash flows. Management estimates that a 10% change in the assumed future gas price would result in a £164 million change in BG Group’s net income and net assets as prepared under US GAAP.

RELATED PARTY TRANSACTIONS
BG Group provides goods and services to and receives goods and services from its joint ventures and associated undertakings.

In the year ended 31 December 2003, the Group incurred charges of £249 million (2002 £71 million; 2001 £28 million) and, in turn, charged £113 million (2002 £29 million; 2001 £2 million) under these arrangements. In addition, the Group provides financing to some of these parties by way of loans. As at 31 December 2003, loans of £614 million (2002 £336 million) were due from joint ventures and associated undertakings. These loans are accounted for as part of the Group’s investment in joint ventures and associated undertakings and disclosed in note 13, page 92. Interest of £17 million (2002 £19 million; 2001 £18 million) was charged on these loans during the year at interest rates of between 0% and 9.95% (2002 4.06% and 9.95%). The maximum debt outstanding during the year was £614 million (2002 £336 million).

During 2003, MetroGAS received charges relating to trading transactions of £17 million (2002 £8 million; 2001 £27 million) from another shareholder. As at 31 December 2003, MetroGAS owed £1 million to this party (2002 £1 million). During 2003

Comgas received charges relating to trading transactions of £1 million (2002 £1 million; 2001 £1 million) from another shareholder. As at 31 December 2003, no balance was outstanding with this party (2002 £nil).

During the year, there were also a number of transactions between the Company and its subsidiary undertakings which are eliminated on consolidation and therefore not disclosed.

RESEARCH AND DEVELOPMENT
Expenditure on research and development is made to enable the Group continuously to build and develop its core competencies in gas chain technologies. In this way, the Group maintains its ability to leverage superior value from its ongoing business operations and new opportunities. Consolidated expenditure on research and development in 2003 was £8 million (2002 £11 million; 2001 £13 million).

INTERNATIONAL FINANCIAL REPORTING STANDARDS
In June 2002, the European Union (EU) approved a regulation that will require all listed EU companies to prepare consolidated statements in accordance with International Financial Reporting Standards (IFRS) adopted at the European level. The regulation applies to all accounting periods beginning on or after 1 January 2005.

BG Group has an established project to ensure convergence to IFRS by 2005. Following a review of all existing standards under IFRS, specific plans have been developed to ensure that appropriate accounting policies, processes and procedures will be in place for 2005. Significant differences in accounting policy identified to date include the recognition and measurement of financial instruments, accounting for pensions and post-retirement benefits, accounting for share-based payments and deferred tax. In addition, the International Accounting Standards Board has a number of active projects which may result in further significant changes to the Group’s accounting policies by 2005, including the accounting for leases and business combinations.

US GAAP RECONCILIATION
The differences between UK and US GAAP are set out in note 29, page 110.

The differences include accounting for pension costs, goodwill, share options, liquidated damages, decommissioning costs, derivative instruments and deferred tax. Under Financial Accounting Standard (FAS) 133, BG Group’s derivative instruments are marked-to-market. BG Group uses derivative instruments for hedging purposes only, to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies. There are a number of issues pending before the Financial Accounting Standards Board which may have a material impact on the application of FAS 133. BG Group’s results under US GAAP may continue to be subject to volatility because of the requirement of FAS 133 to mark-to-market a number of instruments and contracts at a point in time.

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1 Sir Robert Wilson KCMG (60)
Chairman

Sir Robert Wilson was appointed Chairman with effect from 1 January 2004, having been a non-executive Director since September 2002. He was chairman of Rio Tinto plc from 1997 to 2003 and prior to that was chief executive between 1991 and 1997. He is also chairman of The Economist Group and a non-executive director of GlaxoSmithKline plc. He has previously been a non-executive director of Diageo plc, BP plc and The Boots Company PLC. (b), (d), (e)

2 Frank Chapman (50)
Chief Executive

Frank Chapman was appointed Chief Executive with effect from 23 October 2000, having been appointed to the Board of BG plc in February 1997 He joined British Gas plc in November 1996 as Managing Director, Exploration and Production. He is an engineer and has worked in the oil and gas industry for 29 years. Prior to joining British Gas plc, he spent 22 years with Shell and BP. (a), (b), (d)

3 Ashley Almanza (40)
Chief Financial Officer

Ashley Almanza was appointed Chief Financial Officer in August 2002. He is responsible for financial reporting and control, tax, treasury, investor relations, internal audit and investment appraisal. He joined British Gas plc in 1993 and has held a number of Corporate and Business Unit roles including Finance Director of BG International Downstream and Deputy Finance Director of BG International. He acted as Group Finance Director from October 2000 to January 2001 before he was appointed Group Financial Controller. Prior to joining British Gas plc he trained as a chartered accountant, working in South Africa and London. (a), (b), (d)

4 Peter Backhouse (52)
Non-Executive Director

Peter Backhouse was appointed to the Board as a non-executive Director in July 2000. He was formerly executive vice president, refining and marketing at BP Amoco plc. Previous roles at BP included deputy chief executive of BP Oil and chief executive of BP Oil Europe. He gained considerable gas experience in international LNG and in UK natural gas as head of BP’s UK gas marketing business. He is also a member of the Advisory Board of Carlyle/Riverstone Energy Partners, a US private equity fund. (c), (f)

5 David Benson (66)
Non-Executive Director

David Benson was appointed to the Board of British Gas plc as a non-executive Director in October 1988. He is a senior adviser to Fleming Family and Partners and is a non-executive director of Daniel Thwaites plc, Murray International Trust plc and the US-based Rouse Company and Dover Corporation. He is also chairman of the Trustees of the COIF Charities Investment Fund. He started his career with Shell before he joined Kleinwort Benson with which he has been associated for nearly 40 years. He will retire from the Board at the conclusion of the 2004 AGM. (c)

6 Sir John Coles GCMG (66)
Non-Executive Director

Sir John Coles was appointed to the Board of BG plc as a non-executive Director in March 1998. He had a 37 year career with the Foreign and Commonwealth Office (FCO) and retired as Permanent Under-Secretary of State in the FCO and Head of the Diplomatic Service in November 1997. He is a trustee of the Imperial War Museum and chairman of Sight Savers International. (f)

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7 Paul Collins (67)
Non-Executive Director

Paul Collins was appointed to the Board as a non-executive Director with effect from 23 October 2000 after a long career with Citigroup Inc. He joined Citicorp in 1961 and subsequently served as the chief investment officer, headed the financial markets division, corporate planning, finance and administration, and Europe and the Middle East. He was appointed a director of Citicorp and its principal subsidiary, Citibank, in 1985 and vice-chairman in 1988. He is a director of Kimberly-Clark Corporation and a director and vice chairman of Nokia Corporation. (e), (f)

8 Elwyn Eilledge CBE (68)
Non-Executive Director

Elwyn Eilledge was appointed to the Board of BG plc as a non-executive Director in February 1997. He is also chairman of the Financial Reporting Advisory Board to the Treasury and former chairman of BTR plc. A chartered accountant, he was previously chairman of Ernst and Young International Limited, with which he worked for nearly 30 years. (c), (f)

9 William Friedrich (55)
Deputy Chief Executive and General Counsel

William Friedrich was appointed Deputy Chief Executive with effect from 23 October 2000. He is also responsible for the Group’s operations in North and South America and for Health, Safety, Security and Environment. He joined British Gas plc in December 1995 as General Counsel after a 20 year career with Shearman & Sterling, where he became a partner in 1983. Whilst with the firm, he practised as a general corporate lawyer, working mainly on international transactions, and ultimately headed the firm’s worldwide project development and project finance practice.(a), (b), (d)

10 Keith Mackrell (71)
Deputy Chairman and Senior Independent Director

Keith Mackrell was appointed Deputy Chairman with effect from 23 October 2000, having been appointed to the Board of British Gas plc as a non-executive Director in June 1994. The Board nominated him Senior Independent Director with effect from 1 January 2001. He is also a non-executive director of Gartmore Asia Pacific Trust plc. He is a governor of the London School of Economics and chairman of Enterprise LSE. He is a former director of Shell International Petroleum Company Limited with which he had a career spanning 35 years. (b), (c), (e)

11 Dame Stella Rimington DCB (68)
Non-Executive Director

Dame Stella Rimington was appointed to the Board of BG plc as a non-executive Director in February 1997. She had a career with the Security Service spanning 27 years. She was the first woman Director General of MI5 and the first person to hold the post to have her name made public. She is also a non-executive director of Marks and Spencer plc. (e), (f)

12 Lord Sharman (61)
Non-Executive Director

Lord Sharman was appointed to the Board as a non-executive Director with effect from 23 October 2000. He is currently non-executive chairman of Aegis Group plc and Securicor plc and non-executive director of Reed Elsevier plc. He is also a member of the Supervisory Board of ABN Amro NV. A chartered accountant, he was chairman of KPMG International from 1997 to 1999, having been a senior partner since 1994. (c)

Membership of committees
(a)	Group Executive
(b)	Chairman’s
(c)	Audit
(d)	Finance
(e)	Nominations
(f)	Remuneration

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BG Group Executive Committee

The Group Executive Committee has primary authority for the day-to-day management of the Group’s operations within limits set by the Board of Directors. It is chaired by the Chief Executive and membership comprises the Executive Directors and those senior managers whose details are set out below.

Frank Chapman (50)
Chief Executive

William Friedrich (55)
Deputy Chief Executive and General Counsel

Ashley Almanza (40)
Chief Financial Officer

See pages 50-51 for biographical details.

Charles Bland (54)
Executive Vice President Policy & Corporate Affairs

Charles Bland joined BG plc in 1999. He is responsible for government and public affairs, brand and marketing, communications, corporate responsibility policy and community affairs. He was appointed to his current position in 2002 having previously been President, BG Kazakhstan, and Vice President, Government Affairs. Before joining BG he worked in UK government, holding various posts in the Ministry of Defence.

Peter Duffy (42)
Executive Vice President Human Resources

Peter Duffy joined BG Group plc in 2001, when he was appointed to his current position with responsibility for all matters relating to human resources strategy and policy. He has extensive international human resource management experience, particularly in the area of organisation development, performance and change management. He previously worked for TRW Inc., LucasVarity plc, and British Aerospace plc.

David McManus (50)
Executive Vice President & Managing Director BG Advance

David McManus joined BG Group plc in 2000 and was appointed Executive Vice President with responsibility for the Eastern Hemisphere. He was appointed to his current position in January 2003 and is now responsible for all matters relating to exploration, petroleum engineering, project engineering management, information management, procurement and commercial and operational functions, collectively called BG Advance. He was previously president of ARCO Europe and managing director of ARCO UK Limited. Prior to working at ARCO, he acquired extensive technical and commercial experience in various roles with Ultramar, Lasmo and Shell.

Emma Nichol (39)
Company Secretary

Emma Nichol joined BG plc in 1997 and has responsibility for all matters relating to the Board, its committees and governance and risk management. She was appointed Company Secretary in 2000. Her previous role was as Deputy General Counsel. She formerly worked as a solicitor at Clifford Chance and National Power plc.

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Stuart Fysh (47)
Executive Vice President & Managing Director Mediterranean Basin and Africa

Stuart Fysh joined BG plc in 1998 and was appointed Executive Vice President in November 2003 with responsibility for the Group’s activities in Egypt, Tunisia, Italy and Spain and development activities elsewhere in the region. He was appointed Vice-President BG Egypt in June 2001 and prior to that he was Vice-President BG Thailand, Singapore and Malaysia. He previously spent 17 years with the mining, steel and petroleum conglomerate BHP, where his various roles included commercial, business development, corporate planning and research & development. He has lived and worked in Australia, Pakistan, India, Singapore and Egypt.

Martin Houston (46)
Executive Vice President & Managing Director North America, Caribbean and Global LNG

Martin Houston joined British Gas in 1983 and was appointed Executive Vice President in 2000. He was appointed to his current EVP position in September 2003 and is based in Houston. Prior to his first EVP appointment in 2000, he held a number of technical and commercial posts predominantly with an international focus. He played a leading role in the development of the LNG industry in Trinidad and was chairman of Atlantic LNG from 1996 to 2000. His most recent positions have included President and General Manager of BG Trinidad and Tobago, Director of LNG and Vice President of Strategy and Portfolio Development. He is a non-executive director of Severn Trent Plc and a fellow of the Geological Society of London.

Dave Roberts (43)
Executive Vice President & Managing Director Asia and the Middle East

Dave Roberts joined BG Group plc in January 2003 when he was appointed to his current position, with responsibility for the Group’s activities in India, South East Asia, the Middle East and Kazakhstan. He was previously adviser to Chevron Texaco’s vice chairman and director of strategy management for Texaco’s worldwide upstream business. He has extensive experience in surface and sub-surface engineering and technical leadership, operations and general management.

Sean Sutcliffe (40)
Executive Vice President & Managing Director New Businesses

Sean Sutcliffe joined British Gas plc in 1990 and was appointed Executive Vice President in 2000. He has responsibility for corporate development activities across the Group, Group Strategy and Planning and Mergers and Acquisitions. In addition, he leads the New Businesses portfolio including Natural Gas Vehicles, MicroGen and Telecommunications. Previously, he worked in strategy, business development and operational roles across the gas chain, both in the UK and internationally. Before joining BG, he worked for VSEL Consortium plc, primarily in engineering consultancy.

Rick Waddell (44)
Executive Vice President & Managing Director South America

Rick Waddell joined BG Group plc in 2002 when he was appointed to his current position. Based in Sâo Paulo, he is responsible for all upstream and downstream activities in South America, including Comgas in Sâo Paulo and MetroGAS in Buenos Aires. He is a former senior vice president of Enron Corporation for Latin America and was regional logistics manager for South America with Wal-Mart International.

Jon Wormley (55)
Executive Vice President & Managing Director North West Europe

Jon Wormley joined British Gas plc in 1992 and was appointed to his current position in 2000. Prior to that he was Finance Director, BG International, and held executive responsibility for Comgas in Sâo Paulo. He is a Certified Public Accountant – Texas, USA. He received his BSBA degree from the University of Tulsa, Oklahoma in 1970. He has worked in the oil and gas industry since 1971, beginning his career with Phillips Petroleum Company in the USA. He held various senior level financial positions with Phillips both in and outside the USA.

53	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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Power generation
Powering growth opportunities for BG Group.

We have Power assets in the UK, Northern Ireland and the Philippines. Further, we have signed an MOA with the Tunisian Government for the $250 million 500 MW Barca power project that we anticipate will provide a reliable source of electricity for the fast growing Tunisian market.

In Northern Ireland, the new Ballylumford Power Plant, fully commissioned in 2003, has enabled Premier Power to export electricity to the Republic of Ireland, the first cross-border deal of its kind.

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55	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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CONTENTS
57	Directors’ Report
59	Remuneration Report
69	Auditors’ Report
70	Principal Accounting Policies
72	Consolidated Profit and Loss Account
74	Consolidated Statement of Total Recognised
Gains and Losses
75	Balance Sheets
76	Movement in BG Group Shareholders’ Funds
77	Consolidated Cash Flow Statement
77	Reconciliation of Net Borrowings
78	Analysis of Financing and Cash Movement
79	Notes to the Accounts
117	Supplementary Information – Gas and Oil
122	Historical Production
123	Five Year Financial Summary
127	Five Year Financial Summary
(continuing operations only)
129	Shareholder Information
130	Additional Shareholder Information
138	Cross-Reference to Form 20-F
139	Index
140	Presentation of non-GAAP Measures
and Glossary
ibc	Definitions

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Directors’ report

The Directors present their report and the audited accounts for the financial year ended 31 December 2003. A governance report is set out on page 28 and the Directors’ Report on remuneration is on pages 59 to 68.

PRINCIPAL ACTIVITIES
BG Group is an integrated gas company with activities across the whole range of gas operations from exploration to the final consumer.

EXPLORATION AND PRODUCTION (E&P)
E&P comprises exploration, development, production and marketing of hydrocarbons with a focus on gas. At 31 December 2003, BG Group had 2 104 mmboe of proved and 4 671 mmboe of proved and probable reserves.

LIQUEFIED NATURAL GAS (LNG)
The LNG business combines the development and use of LNG import and export facilities with the purchase, shipping and sale of LNG and regasified natural gas.

TRANSMISSION AND DISTRIBUTION (T&D)
BG Group develops, owns and operates major pipelines and distribution networks, and supplies gas through these to the end customer.

POWER GENERATION (POWER)
BG Group develops, owns and operates natural gas-fired power generation plants around the world.

The Business Review (pages 10 to 21) and Operating and Financial Review (pages 38 to 49) give a report on the Group’s performance during the past year, its prospects and research and development activities.

RESULTS AND DIVIDEND
The profit on ordinary activities before taxation was £1 290m compared with £794m in 2002. A final dividend of 1.86p per ordinary share is proposed (1.55p for 2002), making a total dividend for the year of 3.46p (3.1p in 2002). £646m (2002 £300m) has been transferred to reserves from the profit and loss account. The results are dealt with fully in the Financial Statements (pages 70 to 116) and in the Operating and Financial Review (pages 38 to 49).

SIGNIFICANT EVENTS SUBSEQUENT TO 31 DECEMBER 2003
The significant events affecting the Company or its subsidiaries which have occurred since the end of the financial year are given on page 79.

SUBSTANTIAL SHAREHOLDERS
At 5 March 2004, the Company had received the following notifications of holdings of 3% or more of the issued share capital of the Company:

The Capital Group Companies, Inc. 388 171 131 ordinary shares – 10.995%

Legal and General Group plc and/or its subsidiaries 114 247 689 ordinary shares – 3.236%

All ordinary shares have the same voting rights.

SHARE CAPITAL
The Company was given authority at the 2003 Annual General Meeting (AGM) to make market purchases of up to 352 958 187 of its own ordinary 10p shares at a maximum price per share of 105% of the middle market price. This authority will expire at the 2004 AGM and similar approval from shareholders will be sought at that meeting to renew the authority for a further year. No market purchases of ordinary shares were made in 2003. Details of shares issued during the year are shown in note 24 to the accounts (page 100).

DIRECTORS AND OFFICERS
The names of the current Directors and their biographical details are given on pages 50 to 51.

Directors are subject to re-election by shareholders every three years. Peter Backhouse, Paul Collins, William Friedrich and Lord Sharman were all elected at the 2001 AGM and will seek re-election by shareholders at the 2004 AGM. The unexpired term of their contracts and letters of appointment are shown on pages 64 and 65.

Keith Mackrell, Deputy Chairman and Senior Independent Director, will also seek re-election at the 2004 AGM. Keith is now aged 71 and was last re-elected at the 2003 AGM, with his appointment due to be reviewed by the Nominations Committee after one year. Following that review, it is proposed that he should again seek re-election by shareholders at the 2004 AGM until the conclusion of the 2005 AGM. Further details about these proposed re-elections are set out in the Notice of AGM, included in the Annual Review.

Details of the Directors’ service contracts, emoluments and share interests can be found in the Remuneration Report on pages 59 to 68.

The executive officers of the Company at 31 December 2003 (being those members of the Group Executive Committee who are not Directors) and their biographical details are given on pages 52 to 53.

The aggregate remuneration of the executive officers in 2003 was £3 658 294 (2002 £2 550 287) and aggregate pension contributions were £36 161 (2002 £31 606). At 4 March 2004, executive officers had the following aggregate beneficial interests in the Company’s shares: ordinary shares 196 025; employee profit sharing schemes 15 647; long-term incentive schemes 3 475 989 (notional allocation). For the allocation made in November 2000, the performance period ended on 2 November 2003. BG Group’s performance meant that 52% of the original allocation was put into trust on behalf of participating executive officers and will be transferred to them in November 2004. The remainder of that allocation has lapsed and this is reflected in the notional allocation above.

Under the Sharesave Scheme at 4 March 2004, executive officers held options over a total of 46 546 ordinary shares at exercise prices of £2.29 or £2.26 per share, exercisable between March 2004 and April 2007; under the Company Share Option Scheme they held options over a total of 3 100 830 ordinary shares at exercise prices between £2.3575 and £3.08 per share, exercisable between November 2003 and September 2013. At 4 March 2004, none of the executive officers held shares under the Executive Share Option Scheme. A description of the Company’s employee share schemes, other than the Executive Share Option Scheme (under which no grants have been made since 1994), is given on pages 59 to 62.

EMPLOYEES
The Group had 4 525 employees worldwide at 31 December 2003, of which 3 598 were based outside the UK. There are well-established and effective arrangements for communication of the Company’s results and significant business issues for employees of the Company and its wholly-owned subsidiaries through electronic mail and the Company’s intranet and in-house publications, as well as videos and briefing meetings at each business location. When necessary, consultation with employee and union representatives also takes place.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	57

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Directors’ report continued

The Group takes a positive approach to equality and diversity and encourages its partners to do likewise. By tapping into the talent and skills available in all groups and communities in the countries in which it operates, the Group underpins the lasting success of its enterprise. The Group achieves this by using appropriate recruitment and selection techniques, ensuring equality of employment opportunity and equal access to development opportunities.

The Group is also committed to providing a work environment free from harassment and discrimination and remains committed to fair treatment of people with disabilities in relation to job applications, training, promotion and career development. Every effort is made to find appropriate alternative jobs for those who are unable to continue in their existing job because of disability. As with the approach to equality and diversity, the Group encourages its partners to have a similar approach to these issues where Group policies are not able to be implemented directly.

Employees of the Company and wholly-owned UK subsidiaries are encouraged to become shareholders in the Company and a significant number are members of its Sharesave Scheme and the Share Incentive Plan (SIP).

COMMUNITY INVOLVEMENT
During the year, the Group donated £1.6m in the UK, as well as supporting projects in the overseas countries in which BG Group operates. No donations were made in the EU for political purposes and it is the Group’s policy not to make political donations generally. For further information on BG Group’s community involvement, see page 27.

SUPPLIERS
The Group aims to pay all its creditors promptly. It is the Group’s policy to agree the payment terms at the start of business with each supplier, ensure that suppliers are aware of the terms of payment, and pay in accordance with contractual and other legal obligations.

The Group had 24 days’ purchases outstanding at 31 December 2003 based on the average daily amount invoiced by suppliers during the year.

ANNUAL GENERAL MEETING
The Annual General Meeting (AGM) will be held at 2.00 pm on Friday 21 May 2004 at the International Convention Centre, Birmingham. For shareholders, a Notice of AGM, which includes an explanation of the proposed resolutions, is included in the Annual Review which is enclosed with this document.

A summary of the business carried out at the AGM will be published on the BG Group website.

AUDITORS
A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

GOING CONCERN
The accounts have been prepared on the going concern basis since the Directors are satisfied that the Group’s and Company’s activities are sustainable for the foreseeable future.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES FOR PREPARING THE FINANCIAL STATEMENTS
The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Company and the Group for the financial year. The Company is also required to prepare Financial Statements for US shareholders in accordance with the requirements of the US Securities and Exchange Commission.

The Directors consider that in preparing the Financial Statements on pages 70 to 116, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and all applicable accounting standards have been followed. The Company has complied with UK and US disclosure requirements in this report in order to present a consistent picture to all shareholders.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the Financial Statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities and have adopted a control framework for application across the Group.

The Directors, having prepared the Financial Statements, have requested the auditors to take whatever steps and to undertake whatever inspections they consider to be appropriate for the purposes of enabling them to give their audit report.

The Directors confirm that the Audit Committee continues to review the adequacy of the system of internal control adopted by the Group.

A copy of the Financial Statements of the Company is placed on the BG Group website. The maintenance and integrity of the BG Group website is the responsibility of the Directors. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Financial Statements since they were initially presented on the website.

Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By order of the Board
Emma Nichol

Company Secretary

5 March 2004

Registered office:
100 Thames Valley Park Drive
Reading
Berkshire
RG6 1PT
Registered in England & Wales No. 3690065

58	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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  Remuneration report

Introduction
This report is made by the Board on the recommendation of the Remuneration Committee. The first part of the report provides details of BG Group’s remuneration policy. The second part provides details of the remuneration, service contracts and share interests of all the Directors for the year ended 31 December 2003. The report has been approved by the Board and signed on its behalf by the Chairman of the Remuneration Committee. The Directors confirm that, in preparing this report, they have followed the principles of Schedule B of the Combined Code.

BG Group continues to look to performance related incentives rather than base salaries for employees to achieve above average reward. Our remuneration policy is designed to ensure that executives of the highest calibre are recruited and retained and that our strong performance ethic is reinforced.

A resolution will be put to shareholders at the Annual General Meeting of the Company to be held on 21 May 2004 inviting them to approve this report.

In accordance with the Directors’ Remuneration Report Regulations 2002 (the ‘Regulations’), the following sections of the report are subject to audit: Directors’ Remuneration; Director’s Interest under the BG Group New Long Term Incentive Scheme (Phantom Shares); Directors’ Interests in Shares under the BG Group New Long Term Incentive Scheme; Options; and the table and notes in the Pensions section of the report. The remaining sections are not subject to audit.

REMUNERATION COMMITTEE

The Committee’s principal responsibilities are:

• setting, reviewing and recommending to the Board for approval the Company’s overall remuneration policy and strategy;

• setting, reviewing and approving individual remuneration packages for Executive Directors and the Chairman including terms and conditions of employment and any changes to the packages;

• reviewing the salary structure and terms, conditions and benefits of employment of other Group Executive Committee members; and

• approving the rules, and launch, of any Company share, share option or cash based incentive scheme and the grant, award, allocation or issue of shares, share options or payments under such scheme.

The full terms of reference of the Remuneration Committee can be found on the BG Group website and copies are available on request.

The Committee consists exclusively of independent non-executive Directors and meets on at least four occasions each year. The members are: Elwyn Eilledge (Committee Chairman), Peter Backhouse, Sir John Coles, Paul Collins and Dame Stella Rimington. Sir Richard Giordano was a member of the Committee until his retirement from the Company on 31 December 2003. David Benson, Keith Mackrell and Lord Sharman were members of the Committee until 12 February 2004. Emma Nichol, Company Secretary, attends meetings as Secretary to the Committee. Frank Chapman (Chief Executive), Peter Duffy (Executive Vice President Human Resources), and Cathy Aldwinckle (Head of Compensation and Benefits), attend meetings by invitation and provide advice and services

(a)	Other than in the provision of the services outlined above, none of Towers Perrin, Herbert Smith or Watson Wyatt provides any services to the Group or has any connection with the Group.
(b)	TSR is defined as the return on investment obtained from holding a company’s shares over a period. It includes dividends paid, the change in the capital value of the shares and other payments to, or by, shareholders within the period.
to the Committee to enable it to make informed decisions. No Director is present when his or her own remuneration is being discussed. The Remuneration Committee also meets without management and receives information and independent executive remuneration advice from an external consultancy firm, Towers Perrin, appointed by the Remuneration Committee. In relation to executive remuneration, Towers Perrin provides market salary data and advice on market trends, long-term incentive schemes and other remuneration issues. In addition, Towers Perrin provides some general compensation and benefits advice and information and is responsible for the administration of some of the share schemes(a).

Other external advisers also provide support and advice in relation to executive remuneration. Herbert Smith provides legal advice and assistance on share schemes (as well as other legal services to the Group) and Watson Wyatt provides actuarial advice to the Company and to the trustees of the BG Pension Scheme(a). These advisers are appointed by management.

Remuneration policy
BG Group needs to be able to employ and retain international employees of the highest calibre with the necessary skills, capabilities and experience to execute its business strategy and thereby deliver strong growth. The catchment area for recruitment is increasingly outside the UK and the required talent is scarce.

The overriding objectives of our remuneration policy are:

• to enable the recruitment and retention of this limited resource; and

• to reinforce our strong performance ethic.

Accordingly, the central premise of the policy is that, while reward arrangements should be market competitive, employees should look to performance related incentives rather than base salaries to achieve above average reward. Performance related incentive schemes form a significant proportion of the total reward package for executives and are designed to align executives’ interests with those of shareholders and establish a clear link between pay and performance.

To implement our policy, we have a well-developed, company-wide performance management system and we operate three complementary performance related incentive schemes for executives. The three schemes are the Annual Incentive Scheme (AIS), the Long Term Incentive Scheme (LTIS) and the Company Share Option Scheme (CSOS). The AIS is designed to focus executives on the business priorities for the financial year and to reinforce our individual performance culture. The aim of the LTIS is to motivate participants to maximise total shareholder return (TSR)(b) as measured against a comparator group of international oil and gas companies over a period of three years. The CSOS aims to drive real earnings growth over the long term. The mechanism used for measuring this is the growth in the Group’s published earnings per share (EPS)(c) relative to the growth in the retail price index, excluding mortgage interest repayments (RPIX). Further details of the AIS, the LTIS and the CSOS can be found on pages 60 to 62.

The varying performance periods and performance conditions of the three schemes combine and complement each other to enable the measurement and reward of both short- and long-term performance and of absolute (AIS), sustained (CSOS) and comparative (LTIS) financial performance.

(c)	EPS is calculated by dividing the earnings for the financial year (excluding exceptional items) by the weighted average number of ordinary shares in issue and ranking for dividend during the year. EPS is published quarterly when BG Group reports its results.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	59

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  Remuneration report continued

The Committee reviews the remuneration policy on a regular basis and recommends changes as and when appropriate. No changes are proposed to the policy this year in so far as it applies to Directors’ remuneration. However, the Company plans to review the use of the CSOS as the primary share based incentive vehicle for the broader employee population below senior management level.

In defining BG Group’s remuneration policy, the Remuneration Committee takes into account advice received from external consultants and also best practice guidelines set by institutional shareholder bodies, including the revised principles and guidelines on executive remuneration issued by the Association of British Insurers (ABI).

Components of remuneration
The current remuneration package for Executive Directors comprises performance related and non-performance related components. The performance related components are the incentive schemes referred to above and the non-performance related components are base salary, taxable benefits and pension entitlements. In addition, the Executive Directors are eligible to participate in the Company’s all-employee share schemes. Pay and employment conditions elsewhere in the Group have been taken into account by the Remuneration Committee in determining the remuneration packages for Executive Directors and the Committee has also followed the provisions of Schedule A to the Combined Code.

The proportion of each Executive Director’s total remuneration that is performance related is significant even for target (which is based on budget) performance. For stretch (significantly above budget) performance, the total amount of remuneration payable is higher, as is the proportion of that total which is performance related.

In determining the relative importance of those elements of remuneration which are, and those which are not, performance related as required by the Regulations, we have, as last year, made a number of assumptions on the Company’s share price growth and TSR, relative to the Company’s comparator group, over the next three years. Neither these assumptions nor our remuneration policy have changed from last year. The average proportion of remuneration (excluding pension) that is performance related for target performance is 58% and for stretch performance is 79%. This is illustrated by the chart below. These figures are different from last year because we have excluded the value of pensions in calculating the proportion of fixed to variable pay. Pension values can vary quite significantly from year to year and from person to person and are shown separately on page 68.

(a)	Average capital employed consists of total shareholders’ funds plus net borrowings averaged between the start and end of year. ROACE represents profit before tax (excluding exceptional items) plus net interest payable on net borrowings as a percentage of average capital employed.

Base salaries
Executive Directors’ salaries are reviewed each year with any changes taking effect from 1 April. This review takes into account individual performance and market competitiveness. Pensionable salary is derived from base salary only.

In line with our remuneration policy, the Remuneration Committee benchmarks Executive Directors’ salaries against a comparator group. Given BG Group’s international presence and position roughly in the middle of the FTSE 50, the Remuneration Committee considered it appropriate to reference Executive Directors’ base salaries for the 1 April 2003 salary review against the median of the FTSE 50. We will use the same comparator group for the 1 April 2004 review.

Annual Incentive Scheme (AIS)
The Company operates a cash based annual incentive scheme, which provides an incentive opportunity in the range of 0% to 100% of base salary.

At the start of the incentive year (1 January), based on the Company’s business priorities, the Remuneration Committee sets both the performance measures and the targets. These targets ensure that incentives at the higher end of the range are payable only for demonstrably superior Company and individual performance.

For the Executive Directors and other members of the Group Executive Committee, the financial performance measures for the 2003 incentive year were EPS and return on average capital employed (ROACE)(a) (both such measures adjusted to take into account the volatility of upstream commodity prices). These measures (adjusted to take into account both the volatility of US$/UK£ exchange rates and upstream commodity prices) will also apply for 2004.

When determining incentive payments, the Remuneration Committee considers overall Group performance, including financial performance and health, safety and environmental performance, as well as individual performance. Payments in respect of the 2003 incentive year were made in February 2004 based on 2003 results. Payments under the AIS are non-pensionable.

Long-term incentives – Estimated Present Value (EPV)
For the last two years, we have been using EPV as a measure to describe the value, at the time of grant or allocation, of long-term incentives which may, or may not, pay out in the future. This measure was developed by our external consultants, Towers Perrin, and takes account of the performance conditions and the risk that grants and allocations may be forfeited. This EPV is then used to determine the appropriate levels of face value CSOS grants and LTIS allocations.

As agreed by shareholders at our Annual General Meeting in 2002, the Remuneration Committee is able to make awards under both schemes, up to a maximum combined EPV of 175% of base salary each year. The actual maximum combined EPV granted during 2003 was slightly less than 140%.

Each year, the Remuneration Committee decides on the appropriate blend of CSOS grants and LTIS allocations that will be made to Executive Directors within the maximum combined EPV. Awards will always be made under both schemes, with not less than one-third and not more than two-thirds of the total combined EPV being delivered by either scheme. When making this decision, the Remuneration Committee takes a number of factors into consideration

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including cost, the need to remain within scheme dilution limits and the performance conditions considered to be key to BG Group’s strategy at the time of the allocation or grant. For the 2003 awards, the Executive Directors received two-thirds of the total combined EPV through the LTIS and one-third through the CSOS.

Long Term Incentive Scheme (LTIS)
A limited number of employees are allocated Company shares under the LTIS. This allocation marks the beginning of a three year performance period. The Company’s TSR performance against that of a comparator group over the three year period will determine what proportion of the allocated shares will be transferred into the ownership of the employee. The Remuneration Committee considers that measuring performance against a comparator group of companies ensures that executives are rewarded based on BG Group’s performance relative to the performance of the other companies in the comparator group. The TSR performance is measured by the independent TSR monitoring service of Alithos Limited.

The LTIS comparator group for the 2002 and 2003 allocations comprises 21 international oil and gas companies (including BG Group plc) of which 12 are headquartered in the USA, three in the UK and six elsewhere in Europe(a). This group has been chosen because the Remuneration Committee believes that it comprises our major business competitors – in other words, those companies against which BG Group is compared by shareholders.

The other companies in the comparator group are as follows:

Amerada Hess	El Paso Corporation	Repsol YPF SA
Corporation

Anadarko Petroleum	ENI SpA	Royal Dutch
Corporation		Petroleum Co.

BP plc	ExxonMobil	Shell Transport &
	Corporation	Trading Co. plc

Burlington	Kerr-McGee	Statoil ASA
Resources Inc.	Corporation

ChevronTexaco	Marathon Oil	Total SA
Corporation	Corporation

ConocoPhillips	Norsk Hydro ASA	Unocal Corporation

Duke Energy	Occidental Petroleum
Corporation	Corporation

	The Remuneration Committee has set the following performance conditions:

	TSR position in comparator group	% of allocated shares transferred

		2001 allocation	2002 & 2003 allocations

	Top	100	100

	Upper Quartile	100	75

	Median	40	30

	Below Median	All allocated shares are forfeited

	Where performance is between Median (M) and Upper Quartile (UQ), or (for the 2002 and 2003 allocations only) between UQ and Top (T), the percentage of shares to be transferred is determined on a proportionate basis.

(a)	A different comparator group was used for the 2001 allocation.

These performance conditions are illustrated by the graph below:

There is no retest provision. In the event of a change of control, vesting of shares under the LTIS is not automatic and would depend upon the extent to which the performance conditions had been met at the time.

Shares allocated under the 1999 LTIS scheme were transferred to eligible employees on 1 October 2003 when the one year retention period ended. The performance period for the 2000 allocation ended on 30 September 2003. BG Group’s final position in the comparator group meant that 52% of the original allocation of shares was put into trust on behalf of participating employees. Subject to the rules of the LTIS, these shares will be transferred to those employees at the end of the retention period in October 2004.

The one year retention period also applies for the 2001 allocation but there is no retention period for the 2002 and 2003 LTIS allocations.

Company Share Option Scheme (CSOS)
Approximately 1 300 employees are currently eligible to participate in the CSOS including UK payroll employees and overseas employees above a certain level of seniority.

The Company grants an option over its shares to each eligible employee and the option price is set at the fair market value at the time of the grant. As described below, the CSOS measures performance according to EPS growth relative to the growth in RPIX. The Remuneration Committee considers that the inclusion of an EPS performance measure ensures that executives receive rewards only when the Company has achieved sustained earnings growth during the performance period. To the extent that the performance target has been met three years from the date of grant, the option may be exercised (in whole or in part) at any time up to the expiry of ten years from the date of grant.

As in 2002, the levels of grant made to individual employees during 2003 were differentiated based on each individual’s performance to date and expectation of future contributions. For the 2003 grant, the Remuneration Committee set the following performance targets:

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Remuneration report continued

EPS growth over RPIX	% of option that is exercisable
(over 3 years)

30% or greater	100%

15%	50%

less than 15%	Option is forfeited

A proportion of between half and all of the option will be exercisable if the Company achieves EPS growth over three years of RPIX plus between 15% and 30%.

These are the same as the targets which apply to the 2001 and 2002 grants and are considered by the Remuneration Committee to be particularly demanding. These performance targets are illustrated by the graph below.

CSOS PERFORMANCE CONDITIONS
% of option exercisable

Fixed point retesting is allowed in years four and five but, in this event, EPS growth of RPIX plus 40% or plus 50% respectively must be achieved for all of the option to become exercisable. At the end of year five, the option will be exercisable only to the extent that the performance conditions have been met. The Remuneration Committee is sensitive to the current corporate governance climate on the matter of retesting. However, it considers, particularly in light of the macroeconomic factors which affect the business, that a combination of genuinely stretching performance conditions and the ability to retest those conditions ensures that management is motivated to achieve, and appropriately rewarded for, long-term Company performance. The Committee will review the position again at the time of making further grants in 2004.

In the event of a change of control, exercise of the option under the CSOS is not automatic and would depend upon the extent to which the performance conditions had been met at the time.

Over the three year performance period for the 2000 CS0S grant, the Company’s EPS growth above the growth in the RPIX exceeded 30%. As a result, 100% of the shares under option granted to employees in November 2000 are exercisable prior to November 2010.

All-Employee Share Schemes
In order to encourage share ownership, the Company currently provides two all-employee share schemes for its UK employees, the Share Incentive Plan (SIP) and the Sharesave Scheme.

Share Incentive Plan (SIP)
The BG Group SIP is approved by the Inland Revenue. There are two parts to the SIP – the Partnership Shares Plan and the Free Shares Plan.

(a) Partnership Shares
Eligible employees are offered the opportunity to buy Company shares from pre-tax earnings as part of a regular share purchase plan. Shares are currently purchased every six months using employees’ accumulated deductions and are placed in trust. The fifth Partnership Share purchase was made on 20 October 2003. At 31 December 2003, 60% of eligible employees were participating in this plan, contributing an average monthly payment of £105. Of those participating, 74% were contributing the maximum of £125 per month.

(b) Free Shares
A Free Shares award of 1 196 shares was made on 7 April 2003 to all eligible employees in the UK based on the Group’s performance during 2002. These shares will be held in trust for up to five years.

For 2003, the Remuneration Committee may make awards of Free Shares in the Company up to a value of £3 000 (the statutory limit) for each individual. All eligible employees will receive the same number of shares. This number will be determined based on the extent to which the Company has met the agreed profit targets for 2003.

Sharesave Scheme
The Company continued to operate the BG Group Sharesave Scheme in 2003. The scheme is approved by the Inland Revenue and provides for eligible employees to acquire the Company’s shares with the proceeds of a monthly savings contract. The contract period is three or five years. At 31 December 2003, 83% of eligible employees were participating in the Sharesave Scheme, contributing an average monthly payment of £211. Of those participating, 70% were contributing the maximum of £250 per month.

Employee Profit Sharing Scheme
This scheme ceased to operate at the end of 2000. During 2003, shares allocated to participants in respect of the 1999 scheme were released and transferred into their names.

Shares held in respect of the 2000 scheme will be released to eligible participants in 2004.

Dilution
The ABI has recently published guidelines relating to the disclosure of the percentage of a company’s issued share capital that can be issued to employees under share schemes. In the event of all shares outstanding as at 31 December 2003, under option schemes involving the issue of new shares becoming exercisable, the resulting issue of shares would represent less than 1.33% of the issued share capital as at that date.

Shareholding guidelines
Shareholding guidelines exist for Executive Directors, Group Executive Committee members and certain other senior employees to encourage substantial long-term share ownership. These require that, over a period of five years from the introduction of the guidelines in 2002 (or the Director’s appointment, if later), Executive Directors build up, and then retain, a holding of shares with a value equivalent to twice base salary. The required holding for other members of the Group Executive Committee is one-times base salary and for certain other senior employees is half base salary. The guidelines require that, in relation to the 2002 and later LTIS allocations, vested shares (net of tax) should be retained by the individual until the required shareholding level is reached.

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Service contracts
The Executive Directors’ service contracts, including arrangements for early termination, are carefully considered by the Remuneration Committee and are designed to recruit, retain and motivate Directors of the quality required to manage the Company. The Remuneration Committee considers that a notice period of one year is appropriate.

The Executive Directors’ service contracts contain change of control provisions. Should the Directors’ employment be terminated within 12 months of a change of control, they are entitled to liquidated damages. The amount of liquidated damages is equal to one year’s gross salary and a credit of one year’s pensionable service (less any deductions the employer is required to make), which the Remuneration Committee considers to be a genuine pre-estimate of loss. The Remuneration Committee considers that these provisions assist with recruitment and retention and that their inclusion is therefore in the best interests of shareholders.

Other than change of control, the Executive Directors’ service contracts do not contain provisions for compensation in the event of early termination. When calculating termination payments the Remuneration Committee takes into account a variety of factors, including individual and Company performance, the obligation for the Director to mitigate his or her own loss (for example, by gaining new employment) and the Director’s age and length of service. Further details of the Executive Directors’ service contracts can be found on pages 64 and 65.

Non-Executive Directors
The Board aims to recruit non-executive Directors of a high calibre with broad commercial, international or other relevant experience. Non-executive Directors are appointed by the Board on the recommendation of the Nominations Committee. Their appointment is for an initial term of three years, subject to election by shareholders at the first Annual General Meeting (AGM) following their appointment. They are generally reappointed for a second term of three years, subject to re-election by shareholders. There is no notice period and no provision for termination payments. The terms of engagement of the non-executive Directors are set out in a letter of appointment.

Non-executive Directors (other than the Chairman) are paid a basic fee of £50 000 per annum. Additional fees are also payable, for example, for chairing a committee of the Board or acting as Deputy Chairman. The fees were last reviewed in July 2003, taking into account increased workload and market movements. The next fee review will be in 2004 and fees will be reviewed annually thereafter.

Non-executive Directors are not eligible to participate in any of the Company’s share schemes, incentive schemes or pension schemes.

(a)	Details of amounts paid to Sir Richard Giordano on termination of his employment contract can be found on page 64.

Chairman
Sir Richard Giordano had an employment contract with the Company. Sir Richard gave notice of resignation on 30 June 2003 and his employment was terminated by agreement with the Company when he retired as Chairman on 31 December 2003. His employment contract contained a notice period of one year or, at the Company’s discretion, payment in lieu of notice. In addition, upon termination of his employment, Sir Richard became entitled under his contract of employment to a payment equivalent to the cost of providing an office (with full-time secretary and use of a car and driver) at a location of his choice for a period of five years(a).

Sir Robert Wilson was appointed as Chairman with effect from 1 January 2004. In line with the other non-executive Directors, Sir Robert’s appointment is for an initial three year period and there is no notice period and no provision for payment in the event of early termination. Sir Robert Wilson is paid a fee of £500 000 per annum, which is next subject to review in July 2005.

Performance graph
The graph below shows BG Group’s total shareholder return performance since listing (calculated in accordance with the Regulations) against the performance of the FTSE 100. We have chosen the FTSE 100 because this is a recognised broad equity market index of which the Company is a member.

HISTORICAL TSR PERFORMANCE
Growth in the value of a hypothetical £100 holding over period since listing of BG Group plc shares on 13 December 1999

Source: Towers Perrin

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	63

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Remuneration report continued

The following section provides details of the remuneration, service contracts or letters of appointment and share interests of all the Directors for the year ended 31 December 2003.

DIRECTORS’ REMUNERATION

Individual remuneration for the year to 31 December

	Salary/fees		Taxable benefits (a)		Bonus		Total

	2003	2002	2003	2002	2003	2002	2003	2002
	£	£	£	£	£	£	£	£

Sir Robert Wilson(b)(c)	47 500	9 917	–	–	–	–	47 500	9 917

Ashley Almanza(d)(e)(f)	353 248	131 875	1 683	461	345 000	100 000	699 931	232 336

Frank Chapman(d)(e)(f)	615 398	537 998	26 595	34 347	627 000	550 000	1 268 993	1 122 345

William Friedrich(d)(e)(g)	553 998	517 248	44 176	57 867	560 000	461 120	1 158 174	1 036 235

Peter Backhouse(c)	47 500	35 000	–	–	–	–	47 500	35 000

David Benson(c)	47 500	35 000	–	–	–	–	47 500	35 000

Sir John Coles(c)	47 500	35 000	–	–	–	–	47 500	35 000

Paul Collins(c)	47 500	35 000	–	–	–	–	47 500	35 000

Elwyn Eilledge(c)	56 250	42 500	–	–	–	–	56 250	42 000

Keith Mackrell(c)(h)	100 000	85 000	–	–	–	–	100 000	85 000

Dame Stella Rimington(c)	47 500	35 000	–	–	–	–	47 500	35 000

Lord Sharman(c)	56 250	42 500	–	–	–	–	56 250	42 500

Former Chairman
Sir Richard Giordano(g)(i)	1 707 500	443 750	83 054	46 623	–	–	1 790 554	490 373

(a)	Taxable benefits include items such as company car, fuel, driver, financial advice and medical insurance.
(b)	Appointed as Chairman with effect from 1 January 2004.
(c)	Each non-executive Director, other than Sir Richard Giordano, was paid a fee of £35 000 per annum until 30 June 2003. From 1 July 2003, this increased to £50 000 per annum. Each non-executive Director who chairs a committee of the Board received an additional fee of £7 500 per annum until 30 June 2003. From 1 July 2003, this increased to £10 000 per annum. In 2003, each non-executive Director, other than Sir Richard Giordano and Keith Mackrell, received a payment of £5 000 in respect of overseas trips.
(d)	Bonus figures for 2002 represent payments under the AIS in respect of 2002 which were made in April 2003. Bonus figures for 2003 represent payments under the AIS in respect of 2003 which were made in February 2004.
(e)	Salary figures for Executive Directors, other than Ashley Almanza, for 2002 and for all Executive Directors for 2003 include Free Shares to the value of £2 998 received under the SIP in May 2002 and April 2003 respectively. In 2004, Ashley Almanza, Frank Chapman and William Friedrich will be eligible to receive up to a further £3 000 worth of Free Shares under the SIP.
(f)	Salary figures for Ashley Almanza for both 2002 and 2003 include a cash allowance in lieu of a company car. Frank Chapman had a cash allowance in lieu of a company car from October 2003 and the value of this is included in his salary figure for 2003.
(g)	Sir Richard Giordano and William Friedrich, who are US citizens, are covered by long-term care insurance if they return to the USA. The value of the taxable benefit for 2003 was £19 383 for Sir Richard Giordano and £10 208 for William Friedrich. Cover is being paid by ten instalments, the first of which was paid in 2002.
(h)	Keith Mackrell is Deputy Chairman of the Company, for which he receives £65 000 per annum in addition to his fee as a non-executive Director.
(i)	Sir Richard Giordano retired as Chairman and Director on 31 December 2003. His contract of employment provided that, for the duration of his Chairmanship, he was entitled to the use of a car and driver. He was also entitled to accident and private medical insurance upon terms agreed by the Board of the Company and the Company paid reasonable fees incurred by his tax advisers. Sir Richard gave notice of his resignation on 30 June 2003. His employment terminated by agreement on 31 December 2003 and the Company paid him the sum of £250 000 in lieu of basic salary for the balance of his one year notice entitlement. In addition, the Company paid Sir Richard the sum of £970 000, representing the cost of providing an office (with full-time secretary and use of a car and driver) in New York for a period of five years in accordance with his contract of employment. The Company will continue to pay reasonable fees incurred by his tax advisers and, as provided in his contract of employment, this benefit will continue for a period of two years following the cessation of his employment. Sir Richard will also continue to be entitled to accident and private medical insurance and long-term care insurance.

DIRECTORS’ SERVICE CONTRACTS

EXECUTIVE DIRECTORS
Details of the employment contracts of the Executive Directors who served during the year are set out below.
	Contract date	Unexpired term	Notice period	Compensation payable upon early termination	(a)

Ashley Almanza	01 Aug 02	rolling 1yr	1yr	n/a

Frank Chapman	14 Sep 00	rolling 1yr	1yr	n/a

William Friedrich	14 Sep 00	rolling 1yr	1yr	n/a

(a)	Other than the change of control provisions (see page 65), the Executive Directors’ employment contracts do not contain provisions for compensation payable upon early termination.

64	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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Change of Control
As described on page 63, the Executive Directors’ employment contracts contain change of control provisions.

For the purposes of these provisions, a change of control is deemed to occur if the Company becomes a subsidiary of another company; or if 50% or more of the voting rights of the Company or the right to appoint or remove the majority of the Board of the Company become vested in any individual or body or group of individuals or bodies acting in concert; or if all or substantially all of the business, assets and undertakings of the Company become owned by any person, firm or company (other than a subsidiary or associated company). A change of control is also deemed to occur if the whole of the issued capital of BG Energy Holdings Limited or a substantial part of the undertaking of that company (including its subsidiaries) is transferred to another company unless that transferee company is a subsidiary of the Company, or a company ultimately owned by substantially the same shareholders as are the ultimate owners of the Company. However, a change of control does not occur if (and only if) through a process of reconstruction the Company becomes a subsidiary of another company owned by substantially the same shareholders as are the shareholders of the Company.

The Executive Directors’ employment contracts provide that any payments made pursuant to these provisions will be made less any deductions the employer is required to make and shall be in full and final settlement of any claims the Executive Director may have against the employer or any associated company arising out of the termination of employment except for any personal injury claim, any claim in respect of accrued pension rights or statutory employment protection claims.

CHAIRMAN AND NON-EXECUTIVE DIRECTORS

	Date of letter of appointment	Unexpired term

Sir Robert Wilson(a)	30 Jun 03	2yrs 10mths

Peter Backhouse(b)	5 Mar 04	3yrs 2mths

David Benson(c)	18 Feb 03	2yrs 2mths

Sir John Coles	15 Feb 03	2yrs 2mths

Paul Collins(b)	2 Mar 04	3yrs 2mths

Elwyn Eilledge	17 Feb 03	2yrs 2mths

Keith Mackrell(b)	4 Mar 04	1yr 2mths

Dame Stella Rimington	15 Feb 03	2yrs 2mths

Lord Sharman(b)	25 Feb 04	3yrs 2mths

Former Chairman
Sir Richard Giordano(d)	18 Apr 01	n/a

The non-executive Directors’ letters of appointment do not contain any notice period or provision for compensation in the event of early termination of their appointment.

(a)	Sir Robert Wilson was appointed as Chairman with effect from 1 January 2004. His unexpired term is subject to re-election by shareholders at the 2006 AGM.
(b)	Peter Backhouse, Paul Collins and Lord Sharman have been appointed for a further three year term, commencing on the date of the 2004 AGM, subject to re-election by shareholders at that AGM. Keith Mackrell’s appointment is for a term of one year from the date of the 2004 AGM, subject to re-election by shareholders at that AGM.
(c)	David Benson will retire from the Board at the conclusion of the 2004 AGM.
(d)	Sir Richard Giordano retired as Chairman and Director on 31 December 2003. Sir Richard had an employment contract with the Company which provided for a notice period of one year or, at the Company’s discretion, payment in lieu of notice. Details of the amounts paid to Sir Richard on his retirement are set out in footnote (j) to the Directors’ Remuneration Table on page 64.

DIRECTOR’S INTEREST UNDER THE BG GROUP NEW LONG TERM INCENTIVE SCHEME (PHANTOM SHARES)

	Award date	Market price at date of award	Notional allocation of phantom shares as at 1 Jan 2003	Notional phantom shares added during the year	(b)	Phantom shares vested during the year	End of performance period	Vesting date		Value vested	Notional allocation of phantom shares as at 31 Dec 2003

William Friedrich(a)	01 Oct 99	£2.4573	46 586	845		47 431	30 Sep 02	01 Oct 03	(c)	£123 558	0

(a)	This entitlement was established prior to demerger and William Friedrich’s appointment as an Executive Director of the Company. The notional allocation was reconstituted after demerger using the average share prices of the first ten days of trading of the shares of the Company and Lattice Group plc immediately following demerger, as proportions of the aggregate of the two to produce the appropriate factors for adjustment. As a result, the initial allocation price was decreased from £3.7646 to £2.4573 and the initial allocation was increased by a factor of 1.532008. As a result of the performance criteria measured in October 2002 (which were identical to those applied to 1999 allocations under the LTIS) a gross amount equivalent to the market value of 47 431 shares was paid to William Friedrich on 1 October 2003 when the retention period ended.
(b)	These notional shares were added on the vesting date to reflect the reinvestment of dividends paid on shares held in trust under the LTIS during the retention period.
(c)	The market price on 1 October 2003 was £2.605.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	65

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Remuneration report continued

DIRECTORS’ INTERESTS IN SHARES UNDER THE BG GROUP NEW LONG TERM INCENTIVE SCHEME

	Award date		Market price at date of award	Notional allocations of shares as at 1 Jan 2003	Notional allocations of shares made during the year	Number of shares added through dividend reinvestment		(c)	Shares vested during the year (including shares added through dividend reinvestment)	End of performance period	(d)	Vesting date		Value vested	Notional allocation of shares as at 31 Dec 2003
						2 May 03	12 Sep 03

Ashley Almanza
	01 Oct 99	(a)	£2.4573	12 086		32	34		5 658	30 Sep 02		01 Oct 03	(e)	£14 739	–

	03 Nov 00	(b)	£2.6550	7 570						02 Nov 03		03 Nov 04			3 936

	22 Nov 01		£2.6100	29 848						21 Nov 04		22 Nov 05			29 848

	05 Sep 02		£2.5175	274 272						04 Sep 05		05 Sep 05			274 272

	05 Sep 03		£2.6600		324 935					04 Sep 06		05 Sep 06			324 935

Totals				323 776	324 935										632 991

Frank Chapman
	01 Oct 99	(a)	£2.4573	164 306		444	470		76 943	30 Sep 02		01 Oct 03	(e)	£200 437	–

	03 Nov 00	(b)	£2.6550	181 700						02 Nov 03		03 Nov 04			94 484

	22 Nov 01		£2.6100	225 706						21 Nov 04		22 Nov 05			225 706

	05 Sep 02		£2.5175	611 286						04 Sep 05		05 Sep 05			611 286

	05 Sep 03		£2.6600		688 956					04 Sep 06		05 Sep 06			688 956

Totals				1 182 998	688 956										1 620 432

William Friedrich
	01 Oct 99	(a)	£2.4573	113 289		306	324		53 051	30 Sep 02		01 Oct 03	(e)	£138 198	–

	03 Nov 00	(b)	£2.6550	180 489						02 Nov 03		03 Nov 04			93 854

	22 Nov 01		£2.6100	223 403						21 Nov 04		22 Nov 05			223 403

	05 Sep 02		£2.5175	450 881						04 Sep 05		05 Sep 05			450 881

	05 Sep 03		£2.6600		549 407					04 Sep 06		05 Sep 06			549 407

Totals				968 062	549 407										1 317 545

(a)	The October 1999 notional allocation was reconstituted after the demerger of the Lattice Group using the average share prices of the first ten days of trading of the shares of the Company and Lattice Group plc immediately following demerger, as proportions of the aggregate of the two to produce the appropriate factors for adjustment. As a result, the initial allocation price was decreased from £3.7646 to £2.4573 and the initial allocation was increased by a factor of 1.532008 in the BG Group New Long Term Incentive Scheme. As a result of the performance criteria measured in October 2002, 46% of this notional allocation of shares was transferred to the Executive Directors on 1 October 2003 when the retention period ended. The remainder of the allocation was forfeited.
(b)	As a result of the performance criteria measured in November 2003, 52% of the November 2000 notional allocation is now subject to the one year retention period (the remainder of the allocation having lapsed during the year). These shares will be transferred to the Executive Directors on 3 November 2004, when the retention period ends.
(c)	Dividends paid on shares held in trust may, at the discretion of the trustees, be reinvested in BG Group plc shares by the trustees and held on behalf of the Executive Directors until the normal release date of the respective allocations. The market price at the dates of reinvestment during 2003 were as follows: 2 May 2003 – £2.5025 and 12 September 2003 – £2.6725. On 23 December 2002, the trustees reinvested dividends as follows: Ashley Almanza – 33 shares, Frank Chapman – 449 shares and William Friedrich – 309 shares. These shares were transferred at the release date and are included in the number of shares vested during the year.
(d)	The transfer of shares is dependent on the achievement of performance criteria at the end of a three year performance period. In the case of awards made in 1999, 2000 and 2001, there is a retention period of one year following the end of that performance period. No retention period applies to awards made in 2002 and 2003. The performance conditions for the scheme are set out on page 61.
(e)	The market price on 1 October 2003 was £2.605.

The Directors also have a deemed beneficial interest in 2 561 801 shares as potential beneficiaries in the BG Group New Employees Share Trust.

DIRECTORS’ INTERESTS IN ORDINARY SHARES
None of the Executive Directors hold options under the Executive Share Option Scheme and no grants have been made under that scheme since 1994.

OPTIONS
The number of share options held by the Directors under the BG Group Sharesave Scheme was as follows:

	Options as at 1 Jan 2003	Lapsed in year	Options as at 31 Dec 2003(a)	Exercise price	Earliest normal exercise date	Expiry date

Ashley Almanza	4 230	–	4 230	£2.29	Mar 04	Sep 04

Frank Chapman	4 286	–	4 286	£2.26	Nov 04	May 05

William Friedrich	7 368	–	7 368	£2.29	Mar 06	Sep 06

(a)	No options were exercised or granted during the year.

66	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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The number of share options held by the Directors under the BG Group Company Share Option Scheme was as follows:

	Options as at 1 Jan 2003	Options granted during the year	Lapsed in year	Options as at 31 Dec 2003(a)	Exercise price	Earliest normal exercise date	Expiry date

Ashley Almanza	33 519	–	–	33 519	£2.685	Nov 03	Nov 10
	50 557	–	–	50 557	£2.5634	Nov 04	Nov 11
	196 623	–	–	196 623	£2.5175	Sep 05	Sep 12
	–	204 066	–	204 066	£2.705	Sep 06	Sep 13

Frank Chapman	167 597	–	–	167 597	£2.685	Nov 03	Nov 10
	382 304	–	–	382 304	£2.5634	Nov 04	Nov 11
	409 136	–	–	409 136	£2.5175	Sep 05	Sep 12
	–	440 406	–	440 406	£2.705	Sep 06	Sep 13

William Friedrich	166 480	–	–	166 480	£2.685	Nov 03	Nov 10
	378 403	–	–	378 403	£2.5634	Nov 04	Nov 11
	343 435	–	–	343 435	£2.5175	Sep 05	Sep 12
	–	362 292	–	362 292	£2.705	Sep 06	Sep 13

(a) No options were exercised during the year.

The performance measure for the Scheme is set out on page 62.

The closing price of an ordinary share on 31 December 2003 was £2.8675. The range during the year was £2.8675 (high) and £2.22 (low). All market price figures are derived from the Daily Official List of the London Stock Exchange.

ORDINARY SHARES
The Directors’ beneficial interests in ordinary shares of the Company at the end of the financial year were as follows:

Beneficial interests in ordinary shares (a)

	As at	As at
	1 Jan 2003	31 Dec 2003

Sir Robert Wilson	12 000	32 000

Ashley Almanza	20 760	25 889

Frank Chapman	221 326	223 117

William Friedrich(b)	212 685	245 776

Peter Backhouse	20 500	20 500

David Benson	8 000	8 000

Sir John Coles	5 829	5 829

Paul Collins(c)	100 000	100 000

Elwyn Eilledge	9 443	9 443

Keith Mackrell	10 148	10 148

Dame Stella Rimington	3 751	3 751

Lord Sharman	1 956	1 956

Former Chairman
Sir Richard Giordano(d)	128 100	128 100

(a)	Beneficial interests including shares acquired pursuant to the BG Group Employee Profit Sharing Scheme and the BG Group Share Incentive Plan.
(b)	William Friedrich holds 64 215 ordinary shares in the form of 12 843 American Depositary Receipts (ADRs). Each ADR represents five ordinary shares.
(c)	Paul Collins’ holding is in the form of 20 000 ADRs.
(d)	Sir Richard Giordano holds 88 885 ordinary shares in the form of 17 777 ADRs. Sir Richard retired as non-executive Chairman and Director on 31 December 2003.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	67

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Remuneration report continued

OTHER INTERESTS
On 18 February 2004, Sir Robert Wilson purchased 28 000 ordinary shares in the Company. Other than this, there have been no changes in the interests of the Directors in the share capital of the Company or any of its subsidiary undertakings between 1 January 2004 and 5 March 2004. As of 5 March 2004, the Directors’ interests in the share capital of the Company represent less than 1% of the issued share capital of the Company.

PENSIONS
Frank Chapman, William Friedrich and Ashley Almanza were members of the BG Pension Scheme throughout the year. The benefits provided for them under the BG Pension Scheme are subject to the earnings cap, which is a restriction on the amount of pay that can be used to calculate pensions payable from a UK tax approved pension scheme. Consequently, retirement benefits (including contingent death benefits) that are not covered by the BG Pension Scheme are provided by the Company under an unapproved arrangement, the BG Supplementary Benefits Scheme. Provision has been made in respect of the additional obligations for these post-retirement benefits.

The arrangements for all the Executive Directors have not changed during the year. They provide an accrual of benefits designed to target a pension equivalent to two-thirds of their final 12 months’ salary on retirement from BG Group at age 60, inclusive of retained benefits.

As for all members of the BG Pension Scheme, if the Company consents to retirement, no actuarial reduction is applied to pensions payable from age 55, provided 10 years’ service has been completed with the Group (which includes pensionable service transferred from previous employment). Pensions in payment are increased in line with retail price inflation. An adult dependant’s pension is payable on death in service, equal to two-thirds of that payable to the pension scheme member based on potential service to retirement age. On death in retirement, an adult dependant’s pension is payable equal to two-thirds of the member’s pension prior to exchanging any of it for a cash lump sum.

Directors’ pension provisions were as follows:

			Increase in accrued		Total
	Directors’		annual pension		accrued
	contributions		in year to		annual
	in year to		31 Dec 2003		pension at
	31 Dec 2003	Age at	£000pa		31 Dec 2003	Retirement
	£000	31 Dec 2003	(a)	(b)	£000pa	age

Ashley Almanza	10	40	26	25	54	60

Frank Chapman	15	50	44	41	254	60

William Friedrich	15	54	40	37	235	60

(a) Actual increase.
(b) Increase net of price inflation.
	Transfer value of	Transfer value of
	accrued pension as	accrued pension as	Increase in transfer
	at 31 Dec 2002	at 31 Dec 2003	value over the year less
	(a)	(a)	Director’s own contributions
	£000	£000	£000

Ashley Almanza	240	468	218

Frank Chapman	2 667	3 487	806

William Friedrich	2 823	3 749	912

(a)	The transfer values shown at the end of 2002 and 2003 represent the value of each Executive Director’s accrued pension based on total service completed to the relevant date. The accrued pensions are the amounts that would have been paid if the Executive Director had left service at the relevant date. The transfer values have been calculated in accordance with guidance note ‘GN 11’ issued by the Institute of Actuaries and Faculty of Actuaries.

EXTERNAL APPOINTMENTS
To broaden the experience of Executive Directors, it is Company policy to allow each of them to accept one external appointment as a non-executive director of another company, the fees for which would be retained by the individual Director.

By order of the Board
Elwyn Eilledge
Chairman of the Remuneration Committee

5 March 2004

Registered office:
100 Thames Valley Park Drive
Reading
Berkshire
RG6 1PT
Registered in England & Wales No. 3690065

68	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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Independent auditors’ report to the members of BG Group plc

We have audited the Financial Statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors’ Remuneration Report (‘the auditable part’).

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors’ responsibilities for preparing the Annual Report and the Financial Statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors’ responsibilities. The Directors are also responsible for preparing the Directors’ Remuneration Report.

Our responsibility is to audit the Financial Statements and the auditable part of the Directors’ Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the auditable part of the Directors’ Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. The other information comprises only the items listed in the contents section of the Annual Report, excluding the 2003 Audited Financial Statements and the auditable part of the Directors’ Remuneration Report, the Chairman’s Statement, the Operating and Financial Review and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company’s compliance with the seven provisions of the Combined Code (issued in June 1998) specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the auditable part of the Directors’ Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the auditable part of the Directors’ Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

OPINION
In our opinion, the Financial Statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and of the profit and cash flows of the Group for the year then ended; the Financial Statements have been properly prepared in accordance with the Companies Act 1985; and those parts of the Directors’ Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors 1 Embankment Place London WC2N 6RH	5 March 2004

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	69

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Principal accounting policies

BASIS OF PREPARATION AND ACCOUNTING PRINCIPLES
The preparation of Financial Statements in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the Financial Statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

These accounts have been prepared in accordance with applicable accounting standards using historical cost principles.

The accounting policies, where applicable, are materially in accordance with a Statement of Recommended Practice (SORP) issued by the Oil Industry Accounting Committee entitled ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’, other than the two areas shown in the section on exploration expenditure (see opposite).

BASIS OF CONSOLIDATION
The accounts comprise a consolidation of the accounts of the Company and its subsidiary undertakings and incorporate the results of its share of joint ventures and associated undertakings.

The results of undertakings acquired or disposed of are consolidated from or to the date when control passes to or from the Company. Most of BG Group’s exploration and production activity is conducted through joint arrangements. BG Group accounts for its own share of the assets, liabilities and cash flows associated with these joint arrangements.

GOODWILL AND OTHER INTANGIBLE ASSETS
On the acquisition of a subsidiary undertaking, joint venture or associated undertaking, fair values are attributed to the net assets acquired. Goodwill, which represents the difference between the purchase consideration and the fair value of the net assets acquired, is capitalised.

Goodwill eliminated against Group reserves prior to the implementation of Financial Reporting Standard (FRS) 10, ‘Goodwill and Intangible Assets’, has not been reinstated, but will be charged to the profit and loss account on any subsequent disposal of the net assets to which it is related.

When goodwill is denominated in a foreign currency, it is translated into Sterling in line with the Group’s accounting policy on foreign currencies (see opposite).

Amortisation
Goodwill which has a limited useful economic life is amortised over an appropriate period on a straight-line basis not exceeding 20 years. Intangible assets in respect of contractual rights are amortised over the term of the related contracts.

TANGIBLE FIXED ASSETS EXCLUDING DECOMMISSIONING ASSETS
All tangible fixed assets are carried at depreciated historical cost.

Additions represent extensions to, or significant increases in, the capacity of tangible fixed assets.

Contributions received towards the cost of tangible fixed assets (including government grants) are included in creditors as deferred income and credited to the profit and loss account over the life of the assets.

Interest charges on borrowings used to finance major capital projects are capitalised.

Depreciation
Freehold land is not depreciated. Other tangible fixed assets, except exploration and production assets, are depreciated on a straight-line basis at rates sufficient to write off the historical cost of individual assets over their estimated useful economic lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years

Mains and services	up to 60 years

Plant and machinery	5 to 25 years

Meters	up to 20 years

Motor vehicles and office equipment	up to 10 years

Exploration and production assets are depreciated from the commencement of production in the fields concerned, using the unit of production method based on the proved developed reserves of those fields, except that a basis of total proved reserves is used for acquired interests and for facilities. Changes in these estimates are dealt with prospectively.

Asset lives are kept under review and complete asset life reviews are conducted periodically.

IMPAIRMENT OF FIXED ASSETS
Any impairment of fixed assets is calculated as the difference between the carrying values of income generating units (including associated goodwill) and the estimated value in use at the date the impairment loss is recognised. Value in use represents the net present value of expected future cash flows discounted on a pre-tax basis.

Impairment of fixed assets is recognised in the profit and loss account within operating costs.

STOCKS
Stocks, including stocks of gas and oil, are stated at weighted average historical cost less provision for deterioration and obsolescence or, if lower, net realisable value.

REVENUE RECOGNITION
Revenue recognition associated with exploration and production sales (natural gas, crude oil, petroleum and chemical products) is recorded when title passes to the customer.

Sales of liquefied natural gas (LNG) and associated products are recognised when the LNG passes the delivery point at the loading port or the tailgate of the regasification terminal. LNG shipping revenue is recognised over the period of the relevant contract.

Revenue from transportation and distribution activities is recognised in the same period in which the related volumes are delivered to the customer.

Power generation revenues are recognised on the availability status of the power station to produce at a given point in time. The costs of actual production are also passed through and recognised in revenue whenever power is generated.

All other revenue is recognised when title passes to the customer.

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EXPLORATION EXPENDITURE
The SORP (see basis of preparation and accounting principles, opposite) requires depreciation of licence acquisition costs on a straight-line basis. It also permits capitalisation of all costs incurred as intangible fixed assets. BG Group accounts for exploration expenditure under the successful efforts method which differs from the SORP as described below.

Exploration expenditure, including licence acquisition costs, is capitalised as an intangible fixed asset when incurred and certain expenditure, such as geological and geophysical exploration costs, is expensed. A review of each licence or field is carried out, at least annually, to ascertain whether proved reserves have been discovered. When proved reserves are determined, the relevant expenditure, including licence acquisition costs, is transferred to tangible fixed assets and depreciated on a unit of production basis. Expenditure deemed to be unsuccessful is written off to the profit and loss account.

BG Group considers this application of the successful efforts method to be appropriate as it provides comparability with the Group’s peer group and because it treats licence acquisition costs in a manner which is consistent with the treatment of other exploration assets within intangible fixed assets.

DECOMMISSIONING COSTS
Provision is made for the net present value of the estimated cost of decommissioning at the end of the producing lives of fields. When this provision gives access to future economic benefits, an asset is recognised and then subsequently depreciated in line with the life of the underlying producing field, otherwise the costs are charged to the profit and loss account. The unwinding of the discount on the provision is included in the profit and loss account as a financial item and is included within the net interest charge.

FOREIGN CURRENCIES
Assets and liabilities denominated in foreign currencies are translated into Sterling at closing rates of exchange or, where they are hedged using cross-currency swaps, at the swap rate. Trading results of overseas subsidiary undertakings, joint ventures and associated undertakings are translated into Sterling at average rates of exchange or, where hedged, at the contract rate of exchange. Differences resulting from the retranslation of the opening net assets and the results for the year are taken to reserves.

Exchange differences on monetary assets and liabilities are taken to the profit and loss account, except that exchange differences on foreign currency net borrowings used to finance foreign currency net investments are taken to reserves. All other exchange movements are dealt with through the profit and loss account.

DEFERRED TAX
Provision is made in full, on an undiscounted basis, for the deferred tax arising on the difference between the accounting treatment and tax treatment for depreciation in respect of accelerated capital allowances and other timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Provision for deferred petroleum revenue tax is shown net of allowable corporation tax relief (reflected in the deferred corporation tax balance) and is made in respect of applicable fields based on current forecasts.

LEASES
Rentals under operating leases are charged to the profit and loss account as incurred.

FINANCIAL INSTRUMENTS
Derivative financial instruments utilised by the Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions, tax equalisation swaps and forward exchange contracts.

A derivative financial instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of the Group in line with the Group’s risk management policies. Derivatives used for hedging are accounted for on an accruals basis. During the year there were no interest rate or exchange rate derivatives used for trading purposes.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting the net interest charge. Premiums or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are retranslated at the rates ruling in the agreements and contracts. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

COMMODITY INSTRUMENTS
The Group uses various commodity based derivative instruments to manage some of the risks arising from fluctuations in commodity prices. Such contracts include physical- and cash-settled forwards, futures, swaps and options.

Under specified conditions, certain gains and losses attributable to cash-settled derivative contracts designated as hedging particular gas price exposures are deferred and recognised in the profit and loss account when the underlying hedged transaction crystallises. All other gains and losses relating to cash-settled commodity derivatives are taken to the profit and loss account on the maturity or termination of the instrument.

Upstream gas trading contracts and related derivative instruments that are settled by the physical purchase and re-sale of third-party gas are presented on a net basis within E&P’s costs. As these activities are incidental and different in nature to E&P’s ordinary activities, this treatment is in conformity with the Companies Act 1985.

PENSIONS
The cost of providing retirement pensions and related benefits is charged to the profit and loss account over the periods benefiting from the employees’ services. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs. The difference between the charge or credit to the profit and loss account and the contributions paid to the pension schemes in which the Group participates is shown as an increase or decrease in the provision. Deferred tax on this provision has been accounted for in full. The transitional disclosure requirements of FRS 17, ‘Retirement benefits’, are included within the pensions note (note 27, page 103).

RESEARCH AND DEVELOPMENT AND ADVERTISING EXPENDITURE
All research and development and advertising expenditure is written off as incurred.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	71

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Consolidated profit and loss account

for the year ended 31 December		2003

				Exceptional		Business
		Total		items		performance
	Notes	£m		£m		£m

Turnover – Group and share of joint ventures		3 834		–		3 834

Less: share of joint ventures’ turnover		(247)		–		(247)

Group turnover	2, 6	3 587		–		3 587

Operating costs	4	(2 530)		–		(2 530)

Group operating profit		1 057		–		1 057

Share of operating profits less losses in:

Joint ventures		91		–		91

Associated undertakings		103		–		103

Total operating profit	2	1 251		–		1 251

Profit/(loss) on disposal of subsidiary and associated undertakings	6	40		40		–

Profit/(loss) on disposal of other fixed assets	6	77		77		–

Profit on ordinary activities before interest	2	1 368		117		1 251

Net interest	7	(78)		–		(78)

Profit on ordinary activities before taxation		1 290		117		1 173

Tax on profit on ordinary activities	8	(502)		(32)		(470)

Profit on ordinary activities after taxation		788		85		703

Minority shareholders’ interest		(20)		–		(20)

Profit for the financial year	2	768		85		683

Dividends	9	(122)		–		(122)

Transfer to reserves	24	646		85		561

Earnings per ordinary share:	10

Basic		21.8	p	2.4	p	19.4	p

Diluted		21.8	p	2.4	p	19.4	p

The accounting policies on pages 70 to 71 together with the notes on pages 79 to 116 form part of these accounts.

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for the year ended 31 December	2002						2001

			Exceptional		Business				Exceptional		Business
	Total		items		performance		Total		items		performance
	£m		£m		£m		£m		£m		£m

Turnover – Group and share of joint ventures	2 792		–		2 792		2 689		34		2 655

Less: share of joint ventures’ turnover	(182)		–		(182)		(147)		–		(147)

Group turnover	2 610		–		2 610		2 542		34		2 508

Operating costs	(1 877)		–		(1 877)		(1 815)		–		(1 815)

Group operating profit	733		–		733		727		34		693

Share of operating profits less losses in:

Joint ventures	83		–		83		68		–		68

Associated undertakings	72		–		72		72		–		72

Total operating profit	888		–		888		867		34		833

Profit/(loss) on disposal of subsidiary and associated undertakings	(7)		(7)		–		77		77		–

Profit/(loss) on disposal of other fixed assets	(7)		(7)		–		21		21		–

Profit on ordinary activities before interest	874		(14)		888		965		132		833

Net interest	(80)		–		(80)		(63)		17		(80)

Profit on ordinary activities before taxation	794		(14)		808		902		149		753

Tax on profit on ordinary activities	(374)		–		(374)		(287)		(28)		(259)

Profit on ordinary activities after taxation	420		(14)		434		615		121		494

Minority shareholders’ interest	(10)		–		(10)		(29)		–		(29)

Profit for the financial year	410		(14)		424		586		121		465

Dividends	(110)		–		(110)		(105)		–		(105)

Transfer to reserves	300		(14)		314		481		121		360

Earnings per ordinary share:

Basic	11.6	p	(0.4	)p	12.0	p	16.7	p	3.4	p	13.3	p

Diluted	11.6	p	(0.4	)p	12.0	p	16.7	p	3.4	p	13.3	p

The accounting policies on pages 70 to 71 together with the notes on pages 79 to 116 form part of these accounts.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	73

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Consolidated statement of total recognised gains and losses

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Profit for the financial year	768	410	586

Currency translation adjustments	(37)	(385)	(233)

Total recognised gains and losses for the financial year	731	25	353

The currency translation adjustment in 2003 includes the impact of the retranslation of the Group’s net investments in MetroGAS S.A. (MetroGAS) of £18m (2002 £(83)m; 2001 £(121)m) and Companhia de Gas de São Paulo S.A. (Comgas) of £22m (2002 £(189)m; 2001 £(97)m) at the closing rate of exchange. In the case of MetroGAS, the rate prevailing on 11 January 2002 was used for the 2001 calculation.

Cumulative currency translation losses taken to reserves amounted to £679m as at 31 December 2003 (2002 £642m; 2001 £257m).

The accounting policies on pages 70 to 71 together with the notes on pages 79 to 116 form part of these accounts.

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Balance sheets

		The Group		The Company

as at 31 December	Notes	2003	2002	2003	2002
		£m	£m	£m	£m

Fixed assets

Intangible assets	11	840	812	–	–

Tangible assets	12	4 020	4 102	–	–

Investments in subsidiary undertakings	13			2 269	2 269

Investments in joint ventures:				–	–

Share of gross assets		654	655

Share of gross liabilities		(471)	(489)

	13	183	166

Loans	13	136	140

Investments in associated undertakings:				–	–

Share of net assets	13	231	231

Loans	13	478	196

Other investments	13	10	9	–	–

		5 898	5 656	2 269	2 269

Current assets

Stocks	14	119	105	–	–

Debtors: amounts falling due within one year	15	749	661	17	26

Debtors: amounts falling due after more than one year	15	88	93	17	16

		837	754	34	42

Investments	16	201	127	1	–

Cash at bank and in hand		112	141	–	7

		1 269	1 127	35	49

Creditors: amounts falling due within one year

Borrowings	17 to 20	(495)	(580)	–	–

Other creditors	21	(988)	(999)	(288)	(372)

		(1 483)	(1 579)	(288)	(372)

Net current liabilities		(214)	(452)	(253)	(323)

Total assets less current liabilities		5 684	5 204	2 016	1 946

Creditors: amounts falling due after more than one year

Borrowings	17 to 20	(539)	(690)	–	–

Other creditors	21	(154)	(190)	–	–

		(693)	(880)	–	–

Provisions for liabilities and charges	22	(1 075)	(976)	(57)	(54)

		3 916	3 348	1 959	1 892

Capital and reserves

Called up equity share capital	23, 24	353	353	353	353

Share premium account	24	47	45	47	45

Other reserves	24	1 702	1 702	756	756

Profit and loss account	24	1 630	1 038	803	738

Joint ventures and associated undertakings	24	193	186

BG Group shareholders’ funds	24	3925	3324	1 959	1 892

Minority shareholders’ interest		(9)	24

		3 916	3 348	1 959	1 892

All inter-company transactions are eliminated on consolidation. Commitments and contingencies are shown in note 25, page 101.

The accounts on pages 70 to 116 were approved by the Board and signed on its behalf on 5 March 2004 by:

Sir Robert Wilson, Chairman
Ashley Almanza, Chief Financial Officer

The accounting policies on pages 70 to 71 together with the notes on pages 79 to 116 form part of these accounts.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	75

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Movement in BG Group shareholders’ funds

	The Group			The Company

for the year ended 31 December	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Profit/(loss) for the financial year	768	410	586	197	(3)	404

Dividends	(122)	(110)	(105)	(122)	(110)	(105)

	646	300	481	75	(113)	299

Issue of shares	2	3	–	2	3	–

Reclassification (a)	(10)	–	–	(10)	–	–

Currency translation adjustments	(37)	(385)	(233)	–	–	–

Net movement in BG Group shareholders’ funds for the financial year	601	(82)	248	67	(110)	299

BG Group shareholders’ funds as at 1 January	3 324	3 406	3 158	1 892	2 002	1 703

BG Group shareholders’ funds as at 31 December	3 925	3 324	3 406	1 959	1 892	2 002

(a)	Own shares of £10m have been reclassified from debtors to shareholders’ funds in line with new accounting guidance (UITF 38), see note 1, page 79.

The accounting policies on pages 70 to 71 together with the notes on pages 79 to 116 form part of these accounts.

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Consolidated cash flow statement

for the year ended 31 December		2003	2002	2001
	Notes	£m	£m	£m

Cash flow from operating activities	28(A)	1 444	1 015	666

Dividends from joint ventures and associated undertakings		88	68	75

Returns on investments and servicing of finance	28(B)	(30)	(32)	(40)

Taxation		(332)	(240)	(261)

Capital expenditure and financial investment	28(C)	(783)	(1 114)	(806)

Acquisitions and disposals(a)	28(D)	(116)	(265)	283

Equity dividends paid		(112)	(106)	(103)

Management of liquid resources	28(E)	(76)	191	(201)

Net cash flow before financing		83	(483)	(387)

Financing	28(F)	(113)	540	415

Net (decrease)/increase in cash in the year		(30)	57	28

(a) In 2002, includes cash acquired of £57m on the purchase of BG Exploration and Production India Limited.

Reconciliation of net borrowings

		2003	2002	2001
	Notes	£m	£m	£m

Net borrowings as at 1 January		(1 002)	(538)	(360)

Net (decrease)/increase in cash in the year(a)		(30)	57	28

Cash outflow/(inflow) from the management of liquid resources	28(E)
76
			(191)	201

Cash outflow/(inflow) from change in borrowings	28(F)	120	(528)	(405)

Other movements:

Exchange adjustments		115	198	(2)

Net borrowings as at 31 December		(721)	(1 002)	(538)

Represented by:

Cash at bank and in hand		112	141	92

Current asset investments	16	201	127	326

Gross borrowings:

Short-term borrowings	17	(495)	(580)	(493)

Long-term borrowings	17	(539)	(690)	(463)

		(1 034)	(1 270)	(956)

		(721)	(1 002)	(538)

(a) In 2002, includes cash acquired of £57m on the purchase of BG Exploration and Production India Limited.

The accounting policies on pages 70 to 71 together with the notes on pages 79 to 116 form part of these accounts.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	77

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Analysis of changes in financing during the year

		Share capital and share premium

		2003	2002	2001
		£m	£m	£m

As at 1 January		398	395	395

Net cash inflow from issue of shares		2	3	–

As at 31 December		400	398	395

		Gross borrowings

		2003	2002	2001
	Notes	£m	£m	£m

As at 1 January		(1 270)	(956)	(554)

Decrease in bank overdraft		–	–	1

Cash outflow/(inflow) from change in borrowings	28(F)	120	(528)	(405)

Exchange adjustments		116	214	2

As at 31 December	17	(1 034)	(1 270)	(956)

Gross borrowings exclude cash at bank and in hand and current asset investments.

Analysis of cash movement

	2003	2002	2001
	£m	£m	£m

As at 1 January	141	92	64

Net (decrease)/increase in cash in the year	(30)	57	28

Exchange adjustments	1	(8)	–

As at 31 December	112	141	92

The accounting policies on pages 70 to 71 together with the notes on pages 79 to 116 form part of these accounts.

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Notes to the accounts

1	NEW ACCOUNTING STANDARDS AND POST BALANCE SHEET EVENTS

EARLY ADOPTION OF UITF ABSTRACT 38, 'ACCOUNTING FOR ESOP TRUSTS'
BG Group has adopted UITF 38 in its 2003 Financial Statements and consequently has transferred amounts representing consideration paid for shares held by the Employee Share Ownership Plan (ESOP) trusts from debtors to shareholders' funds. Amounts recognised in the profit and loss account in respect of share awards, previously recorded at book value of shares held in the ESOP trusts, are now based on the fair value of shares at the date the award is made. These changes have not been applied retrospectively as the impact is immaterial.

POST BALANCE SHEET EVENTS
On 16 February 2004, BG Group announced that it had entered into an agreement to acquire El Paso Oil and Gas Canada, Inc. The acquired company holds producing gas fields, together with around 630 000 acres of undeveloped oil and gas acreage. The transaction is expected to complete in March 2004 for a cash consideration of US$346m, based on an economic effective date of 1 January 2004.

On 19 February 2004, BG Group announced that it had signed a Sale and Purchase Agreement for the acquisition of Mauritania Holdings B.V., which owns interests in Production Sharing Contracts offshore Mauritania, West Africa. The transaction is expected to complete in the second quarter of 2004 for a cash consideration of $132m, plus up to a further $5.1m that is contingent upon the attainment of certain exploration and production milestones.

2	SEGMENTAL ANALYSIS

The reporting segments for BG Group’s operations in 2003 comprise Exploration and Production (E&P), Liquefied Natural Gas (LNG), Transmission and Distribution (T&D), Power Generation (Power) and Other activities. E&P comprises exploration, development, production and marketing of hydrocarbons with a focus on gas. LNG combines the development and use of LNG import and export facilities with the purchase, shipping and sale of LNG and regasified natural gas. T&D develops, owns and operates major pipelines and distribution networks, and supplies gas through these to the end customer. Power develops, owns and operates natural gas-fired power generation plants around the world. Other activities primarily comprises New Business development expenditure and certain corporate costs. In 2001, BG Group’s operations also included the Storage segment. Storage provided a range of gas storage services based on underground and offshore storage facilities to meet the requirements of customers in Great Britain. BG Group sold its Storage interests on 28 November 2001.

During 2003, the disclosure of segmental information on a geographical basis was reviewed following changes to BG Group’s internal management structure. As a result of this review, the following geographical segments were identified for disclosure: North West Europe, South America, Asia and Middle East, North America and Trinidad, and Mediterranean Basin and Africa. Comparative results have been restated to reflect this presentation, which complies with the segmental reporting requirements of both UK and US generally accepted accounting principles.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	79

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Notes to the accounts continued

2	SEGMENTAL ANALYSIS CONTINUED

Turnover, total operating profit/(loss), profit/(loss) on ordinary activities before interest, net and gross assets, depreciation and amortisation and capital investment attributable to BG Group activities are shown below.

GROUP TURNOVER AND TOTAL OPERATING PROFIT/(LOSS)
Analysed by business segment

	Group turnover			Total operating profit/(loss) (a)

for the year ended 31 December	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Exploration and Production(b)	1 794	1 555	1 317	959	731	640

Liquefied Natural Gas	945	309	81	77	8	29

Transmission and Distribution	678	541	834	116	50	119

Power Generation	184	189	192	129	124	104

Storage	–	–	75	–	–	21

Other activities	3	66	90	(30)	(25)	(46)

Less: intra-group sales	(17)	(50)	(47)

	3 587	2 610	2 542	1 251	888	867

Analysed by geographical segment by source

	Group turnover			Total operating profit/(loss) (a)

for the year ended 31 December	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

North West Europe(b)	1 316	1 310	1 280	576	565	523

South America	566	452	753	76	8	77

Asia and Middle East	380	343	298	200	177	138

North America and Trinidad	1 089	341	33	231	48	36

Mediterranean Basin and Africa	236	164	178	168	90	93

	3 587	2 610	2 542	1 251	888	867

There is no material difference between turnover and total operating profit/(loss) by source and by destination.

(a)	Total operating profit/(loss) includes BG Group's share of operating profits less losses in joint ventures and associated undertakings of £194m (2002 £155m; 2001 £140m) attributable to segments as follows: LNG £56m (2002 £29m; 2001 £30m); T&D £42m (2002 £33m; 2001 £29m) and Power £96m (2002 £93m; 2001 £81m).
(b)	E&P and North West Europe turnover and total operating profit in 2001 include £34m of exceptional income in respect of the House of Lords judgment in favour of the CATS partners (see note 6, page 87).

PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE INTEREST
Analysed by business segment

for the year ended 31 December	2003 £m	2002 £m	2001 £m

Exploration and Production(a)	1 036	725	662

Liquefied Natural Gas	83	8	29

Transmission and Distribution	148	50	139

Power Generation	129	124	104

Storage	–	–	77

Other activities	(28)	(33)	(46)

	1 368	874	965

Analysed by geographical segment by source

for the year ended 31 December	2003 £m	2002 £m	2001 £m

North West Europe(a)	687	555	622

South America	76	8	76

Asia and Middle East	200	174	138

North America and Trinidad	231	47	36

Mediterranean Basin and Africa	174	90	93

	1 368	874	965

(a)	In 2001, includes £34m exceptional income in respect of the House of Lords judgment in favour of the CATS partners (see note 6, page 87).

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2	SEGMENTAL ANALYSIS CONTINUED

RECONCILIATION TO PROFIT FOR THE FINANCIAL YEAR
Profit on ordinary activities before interest can be reconciled to profit for the financial year as follows:

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Profit on ordinary activities before interest	1 368	874	965

Net interest	(78)	(80)	(63)

Tax	(502)	(374)	(287)

Minority shareholders’ interest(a)	(20)	(10)	(29)

Profit for the financial year	768	410	586

(a) The minority interest charge for all years is attributable to the Transmission and Distribution segment.

NET ASSETS AND GROSS ASSETS
Analysed by business segment

	Net assets/(liabilities)		Gross assets

as at 31 December	2003 £m	2002 £m	2003 £m	2002 £m

Exploration and Production	3 875	3 704	4 571	4 461

Liquefied Natural Gas	598	330	627	380

Transmission and Distribution	738	835	868	978

Power Generation	458	416	664	635

Other activities	(144)	(164)	90	18

Net borrowings, net interest, tax and dividends	(1 609)	(1 773)	347	311

	3 916	3 348	7 167	6 783

Analysed by geographical segment

	Net assets/(liabilities)		Gross assets

as at 31 December	2003 £m	2002 £m	2003 £m	2002 £m

North West Europe	1 567	1 408	1 983	2 244

South America	660	731	920	864

Asia and Middle East	1 638	1 830	2 093	1 995

North America and Trinidad	775	436	694	517

Mediterranean Basin and Africa	885	716	1 130	852

Net borrowings, net interest, tax and dividends	(1 609)	(1 773)	347	311

	3 916	3 348	7 167	6 783

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	81

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Notes to the accounts continued

2	SEGMENTAL ANALYSIS CONTINUED

DEPRECIATION AND AMORTISATION
Analysed by business segment

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Exploration and Production	376	337	302

Liquefied Natural Gas	5	4	2

Transmission and Distribution	41	43	67

Power Generation	19	10	10

Storage	–	–	10

Other activities	3	1	1

	444	395	392

Analysed by geographical segment

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

North West Europe	286	253	256

South America	37	41	59

Asia and Middle East	59	53	32

North America and Trinidad	23	6	3

Mediterranean Basin and Africa	39	42	42

	444	395	392

CAPITAL INVESTMENT
Analysed by business segment

	Capital expenditure (a)			Capital investment (b)

for the year ended 31 December	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Exploration and Production	654	991	671	654	1 238	671

Liquefied Natural Gas	58	45	8	301	117	104

Transmission and Distribution	74	75	136	76	81	170

Power Generation	2	44	100	3	50	122

Storage	–	–	5	–	–	5

Other activities	20	23	7	20	24	7

	808	1 178	927	1 054	1 510	1 079

Analysed by geographical segment

	Capital expenditure (a)			Capital investment (b)

for the year ended 31 December	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

North West Europe	150	338	317	150	338	326

South America	74	63	133	76	69	167

Asia and Middle East	312	464	304	313	717	317

North America and Trinidad	80	47	50	174	120	146

Mediterranean Basin and Africa	192	266	123	341	266	123

	808	1 178	927	1 054	1 510	1 079

(a)	Comprises expenditure on intangible and tangible fixed assets.
(b)	Comprises expenditure on intangible and tangible fixed assets and fixed asset investments.

82	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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3	UPSTREAM MARKETING AND TRADING ACTIVITY

As part of managing its UK Exploration and Production gas supply portfolio, BG Group undertakes gas trading activities (the purchase and re-sale of third-party gas). The components of the results of gas trading activity, which are presented on a net basis within costs, are shown below.

	2003	2002	2001
	£m	£m	£m

Gas trading turnover	727	254	130

Related costs	(712)	(255)	(123)

Net profit/(loss) on gas trading activities	15	(1)	7

In 2003, 3 687m therms (2002 1 701m therms; 2001 590m therms) of third-party gas were purchased and re-sold.

4	OPERATING COSTS

Included within the Group’s operating costs charged to the profit and loss account were the following items:

	2003	2002	2001
	£m	£m	£m

Raw materials and consumables	1 172	607	425

Employee costs (see note 5(B), page 84)	206	170	177

Less:

Own work capitalised	(29)	(21)	(13)

Employee costs included within other exploration
expenditure and research and development below	(13)	(8)	(9)

	164	141	155

Amounts written off intangible and tangible fixed assets:

Depreciation (see note 12, page 91)	427	374	365

Amortisation (see note 11, page 90)	17	21	27

	444	395	392

Unsuccessful exploration expenditure written off	46	12	13

Other operating charges:

Other exploration expenditure	36	65	59

Lease rentals:

Plant, machinery and equipment	48	48	30

Other assets	11	8	9

Research and development	8	11	13

The remuneration of the Group’s and Company’s auditors comprised:

		The Group			The Company

		2003	2002	2001	2003	2002	2001
		£m	£m	£m	£m	£m	£m

Audit		1.7	1.4	1.4	0.5	0.5	0.5

Audit related		0.1	0.2	0.5	–	–	–

Tax		0.4	0.7	0.5	–	–	–

Non-audit	– system implementation(a)	–	3.9	–	–	–	–

	– other	0.2	0.1	0.6	–	–	–

		2.4	6.3	3.0	0.5	0.5	0.5

(a)	In 2002, includes £3.3m in relation to services provided by the consulting business unit of PricewaterhouseCoopers which was sold to IBM United Kingdom Limited on 30 September 2002. Subsequent to this date, fees for these services have been paid to IBM United Kingdom Limited.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	83

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Notes to the accounts continued

5	DIRECTORS AND EMPLOYEES

A)	DIRECTORS’ REMUNERATION

	2003	2002	2001
	£000	£000	£000

Fees to non-executive Directors	498	355	313

Salaries(a)	2 001	1 872	1 699

Benefits(b)	370	222	162

Bonus	1 532	1 111	677

Payments to retiring Directors	1 220	–	–

Share Incentive Plan – Free Shares	9	9	–

Employee Profit Sharing Scheme	–	–	13

	5 630	3 569	2 864

(a)	Includes the Chairman’s salary.
(b)	Sir Richard Giordano and William Friedrich, who are US citizens, are covered by post-retirement medical benefits and long-term care insurance if they return to the US. The amounts charged to the profit and loss account for the year in respect of these benefits are £192 783 (2002 £46 366) for Sir Richard Giordano and £22 047 (2002 £19 916) for William Friedrich.

B)	EMPLOYEE COSTS

	2003	2002	2001
	£m	£m	£m

Wages and salaries	133	117	135

Social security costs	16	14	16

Pension charge(a)	25	16	10

Incentive Schemes (see note 5(D) below)	29	20	16

Share Incentive Plan – Free Shares (see note 5(E) below)	3	3	–

	206	170	177

(a)	The pension charge for the year ended 31 December includes £10m (2002 £6m; 2001 £1m) in respect of payments made for pension curtailments in redundancy, £5m (2002 £nil; 2001 £nil) of which has been provided in prior years as part of a restructuring provision.

In 2003, employee costs of £177m (2002 £149m; 2001 £164m) were charged to the profit and loss account and £29m (2002 £21m; 2001 £13m) were capitalised.

C)	AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

	Employed in the UK			Employed outside the UK

	2003	2002	2001	2003	2002	2001
	Number	Number	Number	Number	Number	Number

Exploration and Production	854	694	523	688	641	653

Liquefied Natural Gas	125	51	48	66	44	52

Transmission and Distribution	67	346	244	2 143	2 281	2 207

Power Generation	224	235	289	28	11	20

Storage	–	–	189	–	–	–

Other activities	40	42	47	361	146	37

	1 310	1 368	1 340	3 286	3 123	2 969

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5	DIRECTORS AND EMPLOYEES CONTINUED

D)	INCENTIVE SCHEMES
Details of the BG Group New Long Term Incentive Scheme and the BG Group Annual Incentive Scheme are given on page 60. Details of notional allocations to Executive Directors and aggregate notional allocations to executive officers under the BG Group New Long Term Incentive Scheme are given on pages 66 and 57 respectively.

Notional allocations under the BG Group New Long Term Incentive Scheme were made in April 2002 (0.1m ordinary shares), August 2002 (0.03m ordinary shares), September 2002 (3.8m ordinary shares), February 2003 (0.1m ordinary shares), September 2003 (5.4m ordinary shares) and December 2003 (0.1m ordinary shares) to eligible participants. Costs of this Scheme are charged to the profit and loss account over the life of the allocation, based upon the fair value of the shares at the date of allocation and the likelihood of allocations vesting under the Scheme. A sum of £6m was charged in 2003 (2002 £4m; 2001 £6m).

£23m has been provided in the year ended 31 December 2003 (2002 £16m; 2001 £10m) in order to make bonus payments to eligible employees in 2004 under bonus schemes including the BG Group Annual Incentive Scheme.

E)	SHARE INCENTIVE PLAN
Details of the BG Group Share Incentive Plan (SIP) are given on page 62. During the year, 1.3m ordinary shares were awarded as Free Shares under the Plan (2002 1.1m ordinary shares; 2001 nil ordinary shares).

F)	SHARESAVE SCHEMES
Details of the BG Group Sharesave Scheme are given on page 62. Details of options held by Executive Directors and aggregate options held by executive officers under the BG Group Sharesave Scheme are given on pages 66 and 57 respectively. Under the Scheme, options of 0.4m ordinary shares were granted during the year (2002 0.5m; 2001 0.5m).

Options were outstanding over 4.3m ordinary shares under the Sharesave Schemes as at 31 December 2003 (2002 4.5m; 2001 5.6m). The outstanding options are exercisable at varying dates up to 30 April 2009, at prices ranging from £2.19 to £2.85 per ordinary share. During the year, options were exercised by employees as described in note 5(J) below.

G)	EMPLOYEE PROFIT SHARING SCHEME
Following legislative changes, the Company discontinued the Inland Revenue approved BG Group Employee Profit Sharing Scheme at the end of 2000. There were 1 038 BG employees, approximately 23% of the workforce (2002 25%; 2001 30%) and 11 265 former employees now part of National Grid Transco plc (2002 13 240; 2001 14 111) participating in the Employee Profit Sharing Scheme as at 31 December 2003. A total of 10m ordinary shares (2002 20m; 2001 29m) of the Company were held in trust as at 31 December 2003 on behalf of the participants in the Scheme. A new Inland Revenue approved scheme, the BG Group SIP, was introduced in 2001. Further details of the SIP are given on page 62.

H)	EXECUTIVE SHARE OPTION SCHEME
No grants of options have been made to Executive Directors or senior employees under the Executive Share Option Scheme since 1994 (when the Scheme was replaced by the Long Term Incentive Scheme). Options of 0.06m ordinary shares in the Company were outstanding as at 31 December 2003 (2002 0.1m; 2001 0.2m). Options of 0.07m ordinary shares were exercised during the year.

None of the present Executive Directors holds options under the Scheme.

I)	COMPANY SHARE OPTION SCHEME
Details of the BG Group Company Share Option Scheme are given on page 61. Details of options held by Executive Directors and aggregate options held by executive officers under the Company Share Option Scheme are given on pages 67 and 57 respectively.

The first grants under the BG Group Company Share Option Scheme were made in November 2000. Further grants were made in 2001, 2002 and 2003.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	85

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Notes to the accounts continued

5	DIRECTORS AND EMPLOYEES CONTINUED

J)	SUMMARY OF MOVEMENTS IN SHARE OPTIONS

		Executive Share	Company Share
	Sharesave	Option Scheme	Option Scheme
	Scheme options	options	options
	m	m	m

2001

Outstanding as at 1 January 2001	5.5	0.3	7.4

Granted	0.5	–	11.2

Exercised	(0.1)	(0.1)	(0.1)

Lapsed	(0.3)	–	(0.4)

Outstanding as at 31 December 2001	5.6	0.2	18.1

Exercisable as at 31 December 2001	–	–	–

Option price range as at 31 December 2001 (£)	1.36–2.85	1.15–1.54	2.56–2.685

Option price range for exercised options (£)	2.29–2.40	1.39	2.685

2002

Outstanding as at 1 January 2002	5.6	0.2	18.1

Granted	0.5	–	12.3

Exercised	(0.5)	(0.1)	(0.7)

Lapsed	(1.1)	–	(1.5)

Outstanding as at 31 December 2002	4.5	0.1	28.2

Exercisable as at 31 December 2002	0.1	0.1	0.5

Option price range as at 31 December 2002 (£)	2.19–2.85	1.39–1.54	2.51–3.08

Option price range for exercised options (£)	1.36–2.85	1.15–1.54	2.56–2.685

2003

Outstanding as at 1 January 2003	4.5	0.1	28.2

Granted	0.4	–	15.9

Exercised	(0.2)	(0.1)	(0.5)

Lapsed	(0.4)	–	(1.3)

Outstanding as at 31 December 2003	4.3	–	42.3

Exercisable as at 31 December 2003	0.1	–	5.4

Option price range as at 31 December 2003 (£)	2.19–2.85	1.39	2.35–3.08

Option price range for exercised options (£)	2.19–2.85	1.39–1.54	2.52–2.685

Lapses of Sharesave Scheme options during the year ended 31 December 2003 include 0.1m (2002 0.1m; 2001 0.1m) in respect of options that had expired.

K)	WEIGHTED AVERAGE EXERCISE PRICE OF SHARE OPTIONS

		Executive Share	Company Share
	Sharesave	Option Scheme	Option Scheme
	Scheme options	options	options
	£	£	£

Outstanding as at 1 January 2003	2.31	1.44	2.57

Granted	2.19	–	2.70

Exercised	2.35	1.48	2.60

Lapsed	2.33	–	2.58

Outstanding as at 31 December 2003	2.29	1.39	2.62

Exercisable as at 31 December 2003	2.29	1.39	2.68

L)	BG GROUP NEW LONG TERM INCENTIVE SCHEME ALLOCATIONS
Notional shares outstanding as at 31 December 2003 were 12m (2002 9m; 2001 7m). A proportion of the allocations made in 2000 and 2001 will, subject to performance, be transferred to the ownership of the participants following a three year performance period and a further one year in trust. For the allocations made in 2002 and 2003 there is no further one year in trust. Five million notional shares were allocated in 2003 (2002 4m; 2001 2m).

86	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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5	DIRECTORS AND EMPLOYEES CONTINUED

M)	ANALYSIS OF SHARE OPTIONS AS AT 31 DECEMBER 2003

	Date of grant	Number of shares m	Weighted average option price £	Normal exercisable date	Weighted average remaining contractual life

Sharesave Scheme options

	1999	0.18	2.85	2002/4	11 mths

	2000	2.85	2.29	2004/6	1 yr 6 mths

	2001	0.40	2.26	2004/6	2 yrs

	2002	0.47	2.19	2005/7	3 yrs 1 mth

	2003	0.38	2.19	2006/8	4 yrs

Executive Share Option Scheme options

	1994	0.06	1.39	2004	9 mths

Company Share Option Scheme options

	2000	5.42	2.685	2010	6 yrs 10 mths

	2001	0.04	2.5925	2011	7 yrs 2 mths

	2001	9.23	2.5634	2011	7 yrs 10 mths

	2002	0.08	3.08	2012	8 yrs 3 mths

	2002	0.02	2.5125	2012	8 yrs 7 mths

	2002	11.70	2.5175	2012	8 yrs 8 mths

	2003	0.08	2.3575	2013	9 yrs 2 mths

	2003	15.70	2.705	2013	9 yrs 8 mths

	2003	0.55	2.785	2013	9 yrs 11 mths

6	EXCEPTIONAL ITEMS

OPERATING ITEMS
There were no exceptional operating items in 2003 or 2002.

HOUSE OF LORDS JUDGMENT
In 2001, the House of Lords judgment in favour of the Central Area Transmission System (CATS) partners (BG Group’s share 51.18%) in their dispute with Teesside Gas Transportation Limited gave rise to income of £34m (included within the E&P operating segment), £17m interest receivable and a £15m tax charge.

DISPOSAL OF SUBSIDIARY AND ASSOCIATED UNDERTAKINGS AND FIXED ASSETS

2003
During 2003, BG Group disposed of its 51% investment in its subsidiary undertaking, Phoenix Natural Gas Limited (Phoenix), a Northern Ireland natural gas distribution company. The sale realised proceeds of £120m, resulting in a £32m pre- and post-tax profit on disposal.

In addition, the Group disposed of a number of North Sea gas production assets. The sale realised proceeds of £72m, resulting in a £77m pre-tax and £45m post-tax profit on disposal.

The Group also disposed of 50% of its 100% investment in BG Brindisi LNG S.p.A, realising a £6m pre- and post-tax profit.

A £2m pre- and post-tax profit was realised following the release of a provision made for costs relating to a prior year disposal.

2002
During 2002, BG Group disposed of its 100% investment in Iqara EcoFuels Limited, realising a pre- and post-tax loss of £7m.

2001
In November 2001, BG Group disposed of BG Storage Limited and associated assets realising cash proceeds of £381m and a profit on disposal of a subsidiary undertaking of £56m. Tax of £7m arose on the disposal. The associated assets sold included the remaining interest in the processing facilities at Easington, the Amethyst gas processing condensate transport agreement and BG Group’s interest in the offshore York discovery, generating further proceeds of £40m and a profit on disposal of fixed assets of £22m.

Also, BG Group disposed of a 24.5% share in Phoenix, realising proceeds of £49m and a £21m profit on disposal. Tax of £6m arose on the disposal.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	87

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Notes to the accounts continued

7	NET INTEREST

	2003	2002	2001
	£m	£m	£m

Interest payable:

On loans wholly repayable within five years	69	55	61

On loans any part repayable after five years	15	15	11

Interest receivable(a)	(34)	(35)	(33)

Other net interest(b)	(10)	–	(17)

Less: interest capitalised(c)	(22)	(11)	(22)

	18	24	–

Unwinding of discount on provisions (see note 22, page 98)(d)	12	12	14

Unwinding of discount on deferred income	7	8	9

Net interest payable – Group	37	44	23

– joint ventures	28	25	27

– associated undertakings	13	11	13

	78	80	63

(a)	Includes £17m (2002 £19m; 2001 £18m) receivable from joint ventures and associated undertakings.
(b)	In 2003, comprises £10m interest receivable in respect of tax overpayments. In 2001, comprises £17m interest receivable in respect of the House of Lords judgment in favour of the CATS partners (see note 6, page 87).
(c)	Interest has been capitalised at a rate of up to 3% per annum, before the deductions of any tax relief.
(d)	Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.

8	TAXATION

	2003	2002	2001
	£m	£m	£m

Current tax
UK – corporation tax at 30% and 40% (2002 30% and 40%; 2001 30%)(a)	335	208	192

– less: double tax relief	(90)	(50)	(43)

UK tax charge	245	158	149

Overseas tax charge	148	89	94

Current tax charge – Group	393	247	243

– joint ventures and associated undertakings	23	20	25

	416	267	268

Deferred corporation tax:
Timing differences(a)	83	79	19

Effect of increased tax rate on opening liability(a)	–	51	–

Deferred petroleum revenue tax at 50% (2002 50%; 2001 50%)	3	(23)	–

Tax charge	502	374	287

The tax charge relating to exceptional items is £32m (2002 £nil; 2001 £28m) of which £nil (2002 £nil; 2001 £15m) relates to operating exceptional items and £32m (2002 £nil; 2001 £13m) to the disposal of fixed assets and subsidiary undertakings.

(a)	The 2003 and 2002 tax charges incorporate the rate changes enacted in the Finance Act 2002, including a 10% surcharge on North Sea profits. This surcharge gave rise to a £51m charge in 2002 relating to opening UK deferred tax balances as well as increasing the current year tax charge for both years.

88	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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8	TAXATION CONTINUED

The current tax charge and the total tax charge reconcile with the charge calculated using the standard rate of UK corporation tax as follows:

	2003	2002	2001
	£m	£m	£m

Profit before taxation	1 290	794	902

Corporation tax at UK statutory rates on profit(a)	439	268	271

Effect on tax charge of:

Depreciation and other timing differences	(110)	(56)	(19)

Overseas taxes at different rates	47	(7)	1

Prior year and other adjustments including unrelieved overseas tax losses	40	62	15

Current tax charge	416	267	268

Deferred corporation tax – timing differences(a)	83	79	19

– effect of increased tax rate on opening liability(a)	–	51	–

Deferred petroleum revenue tax	3	(23)	–

Tax charge	502	374	287

(a) See footnote (a) to previous table.

The following table reconciles the UK corporation tax rate and the historical cost effective tax rate, computed by taking the various elements of the tax reconciliation as a percentage of historical cost profit before taxation:

	2003	2002	2001
	%	%	%

UK corporation tax rate(a)	34.0	33.8	30.0

Depreciation and other timing differences	(8.5)	(7.0)	(2.1)

Overseas taxes at different rates	3.7	(0.9)	0.1

Prior year and other adjustments including unrelieved overseas tax losses	3.1	7.8	1.7

Deferred corporation tax – timing differences(a)	6.4	9.9	2.1

– effect of increased tax rate on opening liability(a)	–	6.4	–

Deferred petroleum revenue tax	0.2	(2.9)	–

Effective tax rate	38.9	47.1	31.8

(a) See footnote (a) to previous table.

9	DIVIDENDS

	2003		2002		2001

	£m	Pence per ordinary share	£m	Pence per ordinary share	£m	Pence per ordinary share

Interim dividend	56	1.60	55	1.55	53	1.50

Proposed final dividend	66	1.86	55	1.55	52	1.50

	122	3.46	110	3.10	105	3.00

The interim dividend was paid on 12 September 2003 to shareholders (19 September 2003 to American Depositary Receipt (ADR) holders) and the proposed final dividend is payable on 28 May 2004 to shareholders (7 June 2004 to ADR holders) on the register at the close of business on 16 April 2004.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	89

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Notes to the accounts continued

10	EARNINGS PER ORDINARY SHARE

Earnings per ordinary share have been calculated by dividing the earnings for the financial year for the Group of £768m (2002 £410m; 2001 £586m) by 3 527m (2002 3 524m; 2001 3 497m), being the weighted average number of ordinary shares in issue and ranking for dividend during the year. Earnings per ordinary share excluding exceptional items have been calculated in order to reflect the underlying performance of the Group.

	2003		2002		2001

	£m	Pence per ordinary share	£m	Pence per ordinary share	£m	Pence per ordinary share

Earnings – basic	768	21.8	410	11.6	586	16.7

House of Lords judgment	–	–	–	–	(51)	(1.4)

(Profit)/loss on disposals	(117)	(3.3)	14	0.4	(98)	(2.8)

Tax impact of exceptional items	32	0.9	–	–	28	0.8

Earnings excluding exceptional items	683	19.4	424	12.0	465	13.3

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 527m (2002 3 527m; 2001 3 498m), being the weighted average number of ordinary shares in issue during the year as adjusted for share options. There is no difference between basic and diluted earnings per share. A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	2003	2002	2001
	Shares	Shares	Shares
	m	m	m

Basic	3 527	3 524	3 497

Dilutive potential ordinary shares:

Options outstanding throughout the year	–	2	1

Options granted during the year	–	1	–

Diluted basis	3 527	3 527	3 498

11	INTANGIBLE FIXED ASSETS

THE GROUP
	Expenditure on
	unproved gas
	and oil reserves (a)	Goodwill (b)	Other (c)	Total
	£m	£m	£m	£m

Cost as at 1 January 2003	561	342	–	903

Additions	156	–	45	201

Disposals and transfers(d)	(167)	–	–	(167)

Currency translation adjustments	(5)	19	(2)	12

Cost as at 31 December 2003	545	361	43	949

Amortisation as at 1 January 2003	–	(91)	–	(91)

Charge for the year	–	(17)	–	(17)

Currency translation adjustments	–	(1)	–	(1)

Amortisation as at 31 December 2003	–	(109)	–	(109)

Net book value as at 31 December 2003	545 (e)	252	43	840

Net book value as at 31 December 2002	561	251	–	812

(a)	Expenditure on unproved gas and oil reserves includes expenditure on exploration areas and licences, which is periodically assessed for impairment and not amortised.
(b)	All goodwill is included within the Transmission and Distribution segment.
(c)	Other represents the contractual rights in respect of the purchase of LNG, regasification services and related gas sales at Elba Island in the USA.
(d)	Transfers include transfer to tangible fixed assets of £117m (see note 12, page 91).
(e)	Included in intangible fixed assets is £348m relating to assets in the North Caspian Sea and £39m relating to the Muturi licence for which agreements to sell for greater than their carrying value have been made in 2003, completion of which is expected in 2004.

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12	TANGIBLE FIXED ASSETS

THE GROUP

			Cost

	As at		Disposals	Currency	As at
	1 Jan		and	translation	31 Dec
	2003	Additions	transfers	adjustments	2003
	£m	£m	£m	£m	£m

Land and buildings	53	3	–	–	56

Mains and services	392	42	(183)	44	295

Plant and machinery	397	48	(55)	(4)	386

Meters	44	5	(7)	2	44

Motor vehicles and office equipment	221	23	(7)	(2)	235

Exploration and production	5 405	486	(72) (a)	(251)	5 568

	6 512	607	(324)	(211)	6 584

	Depreciation					Net cost

	As at	Provision	Disposals	Currency	As at	As at		As at
	1 Jan	for the	and	translation	31 Dec	31 Dec		31 Dec
	2003	year	transfers	adjustments	2003	2003	(b)	2002	(b)
	£m	£m	£m	£m	£m	£m		£m

Land and buildings	34	2	–	–	36	20	(c)	19	(c)

Mains and services	21	14	(15)	5	25	270		371

Plant and machinery	85	30	–	(1)	114	272		312

Meters	6	2	(1)	–	7	37		38

Motor vehicles and office equipment	98	13	(4)	(1)	106	129		123

Exploration and production	2 166	366	(211) (a)	(45)	2 276	3 292	(d)(e)	3 239	(d)

	2 410	427	(231)	(42)	2 564	4 020		4 102

Details of BG Group’s gas and oil reserves are given in Supplementary Information – gas and oil (unaudited) on page 117.

(a)	Includes transfer from intangible fixed assets of £117m (see note 11, above) and the net impact of assets swapped for no gain or loss. Also includes £52m arising on a change in the discount rate used to calculate the decommissioning provision and associated assets (see note 22, page 98).
(b)	The Group’s net cost includes capitalised interest of £111m (2002 £113m) comprising exploration and production £104m (2002 £108m) and plant and machinery £7m (2002 £5m).
(c)	The net cost of the Group’s land and buildings as at 31 December 2003 comprises long leasehold of £20m (2002 £19m).
(d)	Includes the net book value of decommissioning assets of £97m (2002 £49m).
(e)	Included in tangible fixed assets is £22m relating to Tangguh for which an agreement to sell for greater than its carrying value has been made in 2003, completion of which is expected in 2004.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	91

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Notes to the accounts continued

13	FIXED ASSET INVESTMENTS

Fixed asset investments represent long-term investments.

THE GROUP

	Joint ventures		Associated undertakings			(a)

	Share of		Share of		Other
	net assets	Loans	net assets	Loans	investments		Total
	£m	£m	£m	£m	£m		£m

As at 1 January 2003	96	140	145	196	9		586

Investments	1	6	2	237	–		246

Disposals and transfers	1	(10)	(14)	65	1		43

Currency translation adjustments	3	–	(15)	(20)	–		(32)

As at 31 December 2003	101	136	118	478	10		843

Retained profits less losses as at 1 January 2003	70	–	86	–	–		156

Share of retained profits less losses during the year(b)	12	–	27	–	–		39

As at 31 December 2003	82	–	113	–	–		195

Carrying value as at 31 December 2003	183	136	231	478	10		1 038

Carrying value as at 31 December 2002	166	140	231	196	9		742

(a) The market value of listed investments as at 31 December 2003 was £32m (2002 £9m).
(b) Comprises share of results for the year of £130m, partially offset by share of dividends receivable by BG Group of £91m.

THE COMPANY

Subsidiary
undertakings
shares
£m

As at 1 January 2003	2 269

Investments	–

Carrying value as at 31 December 2003	2 269

An analysis of BG Group’s share of turnover and net assets in associated undertakings is shown below:

for the year ended 31 December		2003 £m	2002 £m

Share of turnover		458	234

as at 31 December		2003	2002
		£m	£m

Share of assets	– fixed assets	617	588

	– current assets	157	161

		774	749

Share of liabilities	– amounts falling due within one year	(173)	(111)

	– amounts falling due after more than one year	(370)	(407)

		(543)	(518)

Share of net assets		231	231

Further information on principal subsidiary undertakings, joint ventures and associated undertakings is given in note 30, page 115.

92	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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14	STOCKS

THE GROUP

	2003	2002
	£m	£m

Raw materials and consumables	119	105

Stocks are stated at cost less provision for deterioration and obsolescence of £5m (2002 £5m).

15	DEBTORS

	The Group		The Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Amounts falling due within one year

Trade debtors	291	227	–	–

Amounts owed by joint ventures and associated undertakings	–	1	–	–

Other debtors	90	89	17	16

Own shares(a)	–	10	–	10

Prepayments and accrued income	368	334	–	–

	749	661	17	26

Amounts falling due after more than one year

Other debtors	66	69	–	–

Prepayments and accrued income:

Deferred corporation tax(b)	22	24	17	16

	88	93	17	16

Total debtors	837	754	34	42

Debtors are stated net of provisions for doubtful debts of £48m (2002 £59m). Amounts charged to profit in respect of doubtful debts were £2m (2002 £6m). Other debtors include amounts in respect of loans granted to employees of £nil (2002 £1m).

(a)	Own shares of £10m have been reclassified to BG Group shareholders’ funds (see note 24, page 100) in line with new accounting guidelines (UITF 38, see note 1, page 79).
(b)	The movement in the deferred corporation tax asset is analysed below:

	The Group			The Company

	Pension costs	Other	Total	Pension costs
	£m	£m	£m	£m

As at 1 January 2003	16	8	24	16

Profit and loss account movement	1	(4)	(3)	1

Currency translation adjustments	–	1	1	–

As at 31 December 2003	17	5	22	17

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	93

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Notes to the accounts continued

16	CURRENT ASSET INVESTMENTS

	The Group		The Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Money market investments	201	127	1	–

The effective interest rates of the Group’s investments as at 31 December 2003 were between 1% and 18% (2002 1% and 7%).

17	BORROWINGS

The Group’s treasury policy and other borrowings information disclosed on page 46 as part of the Operating and Financial Review form part of this note.

THE GROUP

	2003	2002
	£m	£m

Amounts falling due within one year

Other loans – commercial paper	18	131

– bonds	363	312

Bank loans and overdrafts	86	94

Bills of exchange payable	28	43

	495	580

Amounts falling due after more than one year

Other loans – bonds	458	623

Bank loans and overdrafts	81	67

	539	690

Gross borrowings	1 034	1 270

Undrawn committed borrowing facilities are as follows:

	2003	2002
	£m	£m

Expiring:

Within one year	293	381

Between one and two years	–	–

Between two and three years	273	327

	566	708

BG Energy Capital plc, a wholly-owned subsidiary undertaking, issued £50m of fixed rate notes off its European Medium Term Note programme in 2003 (2002 £511m). This was an increase to an existing issue.

94	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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17	BORROWINGS CONTINUED

MATURITY PROFILE OF THE GROUP’S FINANCIAL LIABILITIES
The following table analyses the Group’s financial liabilities comprising gross borrowings plus any long-term contractual obligations to deliver cash or other financial assets to another entity, after taking account of currency and interest rate swaps. These are repayable as follows:

THE GROUP

	Total financial liabilities		Gross borrowings

	2003 £m	2002 £m	2003 £m	2002 £m

Within one year	495	580	495	580

Between one and two years	56	141	48	141

Between two and three years	13	58	13	58

Between three and four years	46	15	46	15

Between four and five years	157	46	157	46

After five years	275	430	275	430

	1 042	1 270	1 034	1 270

Further information on total financial liabilities is given in note 18, below.

18	CURRENCY AND INTEREST RATE COMPOSITION OF THE GROUP’S FINANCIAL LIABILITIES AND ASSETS

The following tables analyse the currency and interest rate composition of the Group’s gross borrowings of £1 034m (2002 £1 270m) and net borrowings of £721m (2002 £1 002m) before and after taking swaps into account.

Net borrowings comprise gross borrowings less current asset investments and cash at bank and in hand.

CURRENCY COMPOSITION OF THE GROUP

	Gross borrowings				Net borrowings

	% after taking swaps		% before taking swaps		% after taking swaps		% before taking swaps
	into account		into account		into account		into account

	2003	2002	2003	2002	2003	2002	2003	2002

Currency:

Sterling	–	–	47	36	(12)	(11)	53	35

US$	80	85	23	27	98	97	18	24

Euros	7	6	18	20	10	6	25	23

Brazilian Reals	12	8	5	8	15	9	5	9

Other	1	1	7	9	(11)	(1)	(1)	9

INTEREST RATE COMPOSITION OF THE GROUP

	Gross borrowings				Net borrowings

	% after taking swaps		% before taking swaps		% after taking swaps		% before taking swaps
	into account		into account		into account		into account

	2003	2002	2003	2002	2003	2002	2003	2002

Basis:

Fixed rate	48	44	63	68	26	29	49	59

Floating rate	52	56	37	32	74	71	51	41

The effective interest rates as at 31 December 2003 were between 1% and 28% (2002 1% and 19%). For short-term borrowings the effective interest rates were between 1% and 28% (2002 1% and 19%).

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	95

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Notes to the accounts continued

18	CURRENCY AND INTEREST RATE COMPOSITION OF THE GROUP’S FINANCIAL LIABILITIES AND ASSETS CONTINUED

CURRENCY AND INTEREST RATE COMPOSITION OF FINANCIAL LIABILITIES OF THE GROUP
The following table analyses the currency and interest rate composition of the Group’s financial liabilities after the effect of swaps.

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	Other financial liabilities £m	2003 Total £m	2002 Total £m

Currency:

US$	5.2	5.3	422	403	–	825	1 075

Euros	–	7.7	77	–	–	77	71

Brazilian Reals	–	–	–	124	8	132	106

Other	–	–	–	8	–	8	18

			499	535	8	1 042	1 270

57% (2002 35%) of the Group’s borrowings falling due after more than one year of £539m (2002 £690m) (after currency and interest rate swaps) are subject to fixed interest rates with the remainder being subject to floating interest rates.

CURRENCY AND INTEREST RATE COMPOSITION OF FINANCIAL ASSETS OF THE GROUP

	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed rate financial assets £m	Floating rate financial assets £m	Non interest bearing £m	2003 Total £m	2002 Total £m

Currency:

Sterling	7.1	6.7	215	2	2	219	258

US$	–	0.9	22	428	208	658	360

Euros	–	1.4	3	6	7	16	29

Other	–	17.1	9	92	9	110	35

			249	528	226	1 003	682

The Group’s financial assets consist of loans made to joint ventures and associated undertakings of £614m (2002 £336m), other fixed asset investments of £10m (2002 £9m), debtors due after more than one year of £66m (2002 £69m), current asset investments of £201m (2002 £127m) and cash of £112m (2002 £141m).

The effective interest rates of the loans to joint ventures and associated undertakings as at 31 December 2003 were between 0% and 9.95% (2002 4.06% and 9.95%).

The maturity profile of the non-interest bearing financial assets, being primarily loans to joint ventures and associated undertakings, cannot be practicably estimated as repayments are based on the performance of the individual joint venture or associated undertaking.

The interest rates on those Group financial assets and liabilities which are at floating rates are determined mainly by the prevailing London Interbank Offered Rate (LIBOR) for the relevant currency and maturity at the time of determination plus or minus an agreed margin.

19	CURRENCY ANALYSIS OF THE GROUP’S NET ASSETS

The following table analyses the currency composition of BG Group’s net assets before and after gross borrowings (after the effect of swaps).

CURRENCY COMPOSITION OF THE GROUP’S NET ASSETS

	2003			2002

	Net assets	Gross	Net assets	Net assets	Gross	Net assets
	before gross	borrowings	after gross	before gross	borrowings	after gross
	borrowings	after swaps	borrowings	borrowings	after swaps	borrowings
	£m	£m	£m	£m	£m	£m

Currency:

Sterling	1 757	–	1 757	2 034	–	2 034

US$	2 344	(825)	1 519	1 918	(1 075)	843

Other	849	(209)	640	666	(195)	471

	4 950	(1 034)	3 916	4 618	(1 270)	3 348

BG Group manages the translation exposure of its major overseas net assets by seeking to match a portion of the currency of its borrowings with that of such assets. As at 31 December 2003, after taking into account currency derivatives, 32% of non-Sterling assets were hedged (2002 43%).

96	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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19	CURRENCY ANALYSIS OF THE GROUP’S NET ASSETS CONTINUED

CURRENCY EXPOSURE OF THE GROUP’S NET MONETARY ASSETS/(LIABILITIES)
The currency exposure (i.e. those transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account) of the Group’s net monetary assets/(liabilities) is shown below. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved.

	2003				2002

	Sterling £m	US$ £m	Other £m	Total £m	Sterling £m	US$ £m	Other £m	Total £m

Functional currency of Group operations:

Sterling	–	90	(24)	66	–	112	–	112

US$	(3)	–	(3)	(6)	(1)	–	(42)	(43)

Other	–	92	–	92	–	46	–	46

	(3)	182	(27)	152	(1)	158	(42)	115

20	FINANCIAL INSTRUMENTS

DERIVATIVES
For an explanation of the policy on derivatives, see the Operating and Financial Review on page 46.

The notional principal amounts of derivatives are:

	2003	2002
	£m	£m

Cross-currency swap agreements and foreign exchange contracts	1 205	988

Interest rate swap agreements	503	578

The notional amounts included above do not necessarily represent the amounts to be exchanged by the parties and therefore are not a measure of the exposure of the Group through the use of derivatives. The amounts actually exchanged are based upon all the terms of the derivatives, including interest rates, exchange rates and notional amounts. The value of the derivatives is based upon these underlying parameters and changes in the relevant rates or prices.

COUNTERPARTY RISK
The Group’s counterparty exposure under cross-currency swaps and foreign exchange contracts was £142m (2002 £36m) and interest rate swaps £20m (2002 £22m).

FAIR VALUES OF FINANCIAL INSTRUMENTS

	2003		2002

	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Primary financial instruments held or issued to finance the Group’s operations:

Short-term borrowings	(527)	(527)	(585)	(585)

Long-term borrowings	(649)	(673)	(725)	(749)

Current asset investments	201	201	127	127

Cash at bank and in hand	112	112	141	141

Other financial liabilities	(8)	(8)	–	–

Other financial assets	690	738	414	446

Derivative financial instruments held to manage the interest rate and currency profile:

Interest rate related derivatives	–	9	4	17

Currency exchange rate related derivatives	142	133	40	21

Cash-settled commodity contracts	–	2	–	–

Total net gains (see Gains and Losses on Hedges, page 98)	142	144	44	38

For the purpose of the above table, the fair value of short-term borrowings, related derivative instruments, current asset investments and cash at bank and in hand approximates book value due to the short maturity of these instruments.

The fair value of the fixed rate long-term borrowings and joint venture and associated undertaking loans has been estimated on the basis of quoted market prices. The fair value of floating rate borrowings and joint venture and associated undertaking loans approximates book value as interest rates on these instruments reset on a frequent basis.

Fair values have not been obtained for the non-interest bearing loans to joint ventures and associated undertakings as repayment of these loans is linked to the performance of the individual joint venture or associated undertaking and it is therefore not practicable to assign fair values.

The amount for cash-settled commodity contracts represents the Group’s estimated liability based on forward price curves for a number of gas and oil contracts.

Short-term debtors and creditors have been excluded from the disclosures in the table above.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	97

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Notes to the accounts continued

20	FINANCIAL INSTRUMENTS CONTINUED

HEDGES OF FUTURE TRANSACTIONS
As at 31 December 2003, the value of future transactions hedged in respect of currency exchange risk was £181m (2002 £58m).

GAINS AND LOSSES ON HEDGES
The table below shows the extent to which the Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the year.

	Unrecognised			Deferred

	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m

Gains/(losses) on hedges as at 1 January 2003	10	(16)	(6)	–	(6)	(6)

Gains arising in previous years that were recognised in 2003	(3)	–	(3)	–	–	–

Gains/(losses) arising before 1 January 2003	7	(16)	(9)	–	(6)	(6)

Gains/(losses) arising in 2003	34	(23)	11	1	3	4

Gains/(losses) on hedges as at 31 December 2003	41	(39)	2	1	(3)	(2)

Of which:

Gains/(losses) expected to be included in 2004 income	32	(25)	7	1	(1)	–

Gains/(losses) expected to be included in 2005 income or later	9	(14)	(5)	–	(2)	(2)

21	OTHER CREDITORS

	The Group		The Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Amounts falling due within one year

Trade creditors	238	121	–	–

Amounts owed to group undertakings	–	–	222	317

Taxation and social security	108	98	–	–

Other creditors	51	29	–	–

Accruals and deferred income	525	696	–	–

Proposed dividend	66	55	66	55

	988	999	288	372

Amounts falling due after more than one year

Accruals and deferred income	154	190	–	–

Total other creditors	1 142	1 189	288	372

22	PROVISIONS FOR LIABILITIES AND CHARGES

	As at	Profit and	Unwinding			Transfers	As at
	1 Jan	loss charge/	of		Disposal	and other	31 Dec
	2003	(credit)	discount	Paid	of assets	adjustments	2003
	£m	£m	£m	£m	£m	£m	£m

THE GROUP

Decommissioning costs	221	–	12	(1)	(50)	56	238

Pension and post-retirement costs	70	25	–	(23)	–	1	73

Deferred petroleum revenue tax	24	3	–	–	–	–	27

Deferred corporation tax	621	80	–	–	–	(13)	688

Other	40	(12)	–	–	–	21	49

	976	96	12	(24)	(50)	65	1 075

THE COMPANY

Pension costs	54	25	–	(22)	–	–	57

	54	25	–	(22)	–	–	57

98	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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22	PROVISIONS FOR LIABILITIES AND CHARGES CONTINUED

	As at	Profit and	Unwinding		Acquisition of	Transfers	As at
	1 Jan	loss charge/	of		subsidiary	and other	31 Dec
	2002	(credit)	discount	Paid	undertaking	adjustments	2002
	£m	£m	£m	£m	£m	£m	£m

THE GROUP

Decommissioning costs	221	–	12	(6)	–	(6)	221

Pension and post-retirement costs	52	16	–	(14)	–	16	70

Long-term gas contract loss provisions	16	(10)	–	–	–	(6)	–

Deferred petroleum revenue tax	85	(23)	–	–	–	(38)	24

Deferred corporation tax	431	130 (a)	–	–	49	11	621

Other	59	3	–	(3)	–	(19)	40

	864	116	12	(23)	49	(42)	976

THE COMPANY

Pension costs	52	16	–	(14)	–	–	54

	52	16	–	(14)	–	–	54

(a)	The 2003 and 2002 tax charges incorporate the rate changes enacted in the Finance Act 2002, including a 10% surcharge on North Sea profits. The impact of this surcharge included a £51m charge relating to the opening UK deferred tax balances in 2002 (see note 8, page 88)

A brief description of each provision together with estimates of the timing of expenditure is given below:

DECOMMISSIONING COSTS
The estimated cost of decommissioning at the end of the producing lives of fields is reviewed periodically and is based on engineering estimates and reports, including those from independent experts. Provision is made for the estimated cost of decommissioning at the balance sheet date. The payment dates of total expected future decommissioning costs are uncertain but are currently anticipated to be between 2004 and 2030. At the year end, the discount rate used for calculating the decommissioning provision was reviewed and revised downwards to reflect the sustained trend in interest rates. The provision as at 31 December 2003 has been calculated assuming a nominal discount rate of 5% and both the decommissioning provision and associated asset have been increased by £52m to reflect this change.

PENSION AND POST-RETIREMENT COSTS
Pension costs represent the difference between the charge or credit to the profit and loss account in respect of pension costs and the contributions to the pension schemes (see Principal Accounting Policies, page 70 and note 27, page 103). Post-retirement costs relate to a healthcare plan in respect of Comgas.

DEFERRED PETROLEUM REVENUE TAX
The provision for tax on gas and oil activities is calculated on a unit of production basis and represents liabilities expected to crystallise on certain North Sea fields. The first payment is expected to be made in 2005. The calculation is based upon estimated remaining production of 98 mmboe.

DEFERRED CORPORATION TAX
This represents the provision for the tax attributable to timing differences between profits and losses compiled for tax purposes and results as stated in the Financial Statements. Deferred tax is provided for in full on certain timing differences. The provision has been calculated as follows:

THE GROUP

	2003	2002
	£m	£m

UK corporation tax at 30% and 40% (2002 30% and 40%):

Accelerated capital allowances	710	735

Other timing differences	(205)	(196)

	505	539

Overseas tax	183	82

	688	621

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	99

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Notes to the accounts continued

22	PROVISIONS FOR LIABILITIES AND CHARGES CONTINUED

In the event of the distribution of the unappropriated profits or reserves of certain overseas subsidiary undertakings, joint ventures and associated undertakings, additional liabilities to UK and overseas tax of approximately £231m (2002 £200m) might arise. Such potential deferred tax liabilities have not been provided because it is currently not intended to remit the profits.

OTHER
The balance as at 31 December 2003 primarily represents restructuring costs arising from the renegotiation of power purchase agreements at Premier Power Limited of £17m (2002 £26m).

23	SHARE CAPITAL

	2003	2002	2003	2002
	Number of	Number of
	shares	shares
	m	m	£m	£m

AUTHORISED

Equity:

Ordinary shares of 10p each	5 000	5 000	500	500

	2003	2002	2003	2002
	Number of	Number of
	shares	shares
	m	m	£m	£m

ALLOTTED AND FULLY PAID UP

Equity:

Ordinary shares of 10p each	3 530	3 530	353	353

24	CAPITAL AND RESERVES

					Profit		Joint
	Called up	Share			and loss		ventures and
	share	premium	Other		account		associated
	capital	account	reserves	(a)	reserve	(b)	undertakings	(b)	Total
	£m	£m	£m		£m		£m		£m

THE GROUP

As at 1 January 2003	353	45	1 702		1 038		186		3 324

Transfer from profit and loss account	–	–	–		607		39		646

Reclassification	–	–	–		(10	)(c)	–		(10)

Issue of shares	–	2	–		–		–		2

Currency translation adjustments	–	–	–		(5)		(32)		(37)

As at 31 December 2003	353	47	1 702		1 630		193		3 925

				Profit
	Called up	Share		and loss
	share	premium	Other	account
	capital	account	reserves	reserve		Total
	£m	£m	£m	£m		£m

THE COMPANY

As at 1 January 2003	353	45	756	738		1 892

Transfer from profit and loss account	–	–	–	75		75

Reclassification	–	–	–	(10	)(c)	(10)

Issue of shares	–	2	–	–		2

As at 31 December 2003	353	47	756	803		1 959

(a)	Other reserves, which is not distributable, represents the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the restructuring and refinancing in 1999.
(b)	In the event of the distribution of the unappropriated profits or reserves of certain overseas subsidiary undertakings, joint ventures and associated undertakings, additional liabilities to UK and overseas tax might arise (see note 22, above).
(c)	Own shares of £10m have been reclassified from debtors in line with new accounting guidance (UITF 38). The market value of these shares as at 31 December 2003 was £11m. There were no purchases of BG Group ordinary shares in either 2003 or 2002 by the Trustees of the BG Group Short Term Incentive Scheme, the BG Group Long Term Incentive Scheme or the BG Group New Long Term Incentive Scheme. As at 31 December 2003, 2.6m shares (2002 3m) were held in these trusts including 0.8m shares in respect of the 2000 LTIS allocation, which, subject to the LTIS rules, will be transferred to employees in October 2004. The remainder will be released to eligible Executive Directors and employees in accordance with the terms of the Scheme (see note 5(D), page 85). The nominal value of these shares was £256 180 (2002 £345 105). During 2003, the BG Group Share Incentive Plan (formerly called AESOP) acquired 1m BG Group ordinary shares at a cost of £2.6m. As at 31 December 2003, 1.1m shares (2002 1.4m) were held in the trust. These shares will be used for future employee share schemes. The nominal value of these shares is £111 407 (2002 £144 406).

Exchange gains/(losses) of £115m (2002 £198m; 2001 £(2)m) on foreign currency net borrowings have been offset in reserves against exchange adjustments on the net investment in overseas subsidiary undertakings, joint ventures and associated undertakings.

100	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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24	CAPITAL AND RESERVES CONTINUED

In addition to the above exchange gain on borrowings in 2003, two of BG Group’s subsidiary undertakings, Gas Argentino S.A. and MetroGAS S.A., have recognised losses of £38m in their company profit and loss accounts resulting from the retranslation of their US Dollar borrowings to Argentine Peso on the devaluation of the latter currency. This devaluation had no impact on the consolidated borrowings of BG Group and consequently the loss recognised in the local subsidiary undertakings’ books has been moved at a consolidated accounts level to match the associated profit which arose in consolidated reserves on retranslation, from Peso to Sterling.

As at 31 December 2003, cumulative goodwill amounting to £232m (2002 £232m; 2001 £232m) has been eliminated against BG Group’s profit and loss account reserve in accordance with the accounting policy prior to the implementation of FRS 10, ‘Goodwill and Intangible Assets’, in 1998. This goodwill will be charged to the profit and loss account on any subsequent disposal of the businesses to which it relates. No goodwill was transferred from reserves and charged against the profit and loss account for either 2003, 2002 or 2001.

The profit/(loss) for the financial year, dealt with in the accounts of the Company, was £197m (2002 £(3)m; 2001 £404m). As permitted by section 230(3) of the Companies Act 1985, no profit and loss account is presented for the Company.

25	COMMITMENTS AND CONTINGENCIES

A)	CAPITAL EXPENDITURE
As at 31 December 2003, the Group had placed contracts for capital expenditure amounting to £480m (2002 £401m) of which £nil (2002 £nil) related to the Company. As at 31 December 2003, BG Group’s joint ventures and associated undertakings had placed contracts for capital expenditure, BG Group’s share of which amounted to £722m (2002 £29m), of which £14m is guaranteed by the Group.

B)	DECOMMISSIONING COSTS
BG Group has contingent liabilities in respect of the future decommissioning costs of gas and oil assets disposed of to third parties should they fail to meet their remediation obligations. While the amounts of future costs could be significant, the Group has obtained indemnities against the estimated amount of these potential liabilities.

C)	FUTURE WELL COSTS

As at 31 December 2003, certain petroleum licences granted to BG Group contained outstanding obligations to drill exploration wells, some of which were firm commitments and others contingent. The cost attributable to the Group of drilling such firm commitment wells is estimated to be £47m (2002 £21m).

D)	LEASE COMMITMENTS
Commitments for the following year under operating leases were as follows:

	Land and buildings		Other

	2003	2002	2003	2002
	£m	£m	£m	£m

THE GROUP

Expiring:

Within one year	1	–	1	2

Between one and five years	2	1	2	1

Thereafter	7	9	40	43

	10	10	43	46

Commitments under operating leases as at 31 December were as follows:

	Land and buildings		Other

	2003	2002	2003	2002
	£m	£m	£m	£m

THE GROUP

Amounts due within:

One year	10	10	43	46

Two years	9	10	41	43

Three years	8	9	40	42

Four years	8	9	40	42

Five years	8	9	40	42

Thereafter	123	147	50	67

As at 31 December 2003, the Company had no commitments under operating leases (2002 £nil). Certain expenditure under operating leases is recovered from third parties under partnership agreements.

As at 31 December 2003, the Group had entered into commitments under finance leases commencing after that date of £198m (2002 £218m).

BG Group’s headquarters are located at 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT, where it leases office space with a gross internal area of approximately 24 250 square metres.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	101

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Notes to the accounts continued

25	COMMITMENTS AND CONTINGENCIES CONTINUED

E)	GUARANTEES

The Group has guaranteed its share of the repayment of principal, any associated premium and interest on certain loans taken out by joint ventures and associated undertakings. As at 31 December 2003, the Sterling equivalent amounted to £113m (2002 £100m). A subsidiary undertaking, BG Energy Holdings Limited, has guaranteed the repayment of principal, any associated premium and interest on loans due by its subsidiary undertakings. As at 31 December 2003, the Sterling equivalent amounted to £661m (2002 £756m).

F)	LEGAL PROCEEDINGS

BG International Limited, a wholly-owned subsidiary undertaking of BG Group, is one of seven companies (collectively known as the ‘Contractor’) holding interests under a Production Sharing Agreement (the PSA) with the Republic of Kazakhstan (RoK) with rights to drill in a sector of the north-east Caspian Sea. BG International Limited currently has a one-sixth interest in the PSA. In June 2002, the Kashagan discovery was declared commercial. In December 2002, the Development Plan and Budget (DP&B) for the Kashagan Development was submitted to the RoK. The RoK subsequently wrote to the Contractor alleging that the DP&B was non-compliant with the PSA and that this constituted a material breach of the PSA, which would entitle the RoK to terminate the PSA. The Contractor has rejected these allegations. In the event of any proceedings arising from these disputes, the Contractor intends to contest vigorously these allegations. However, the PSA contains provisions for amicable settlement of disputes and discussions have taken place. This issue was resolved by a Supplemental Agreement (SA) signed, and approved by RoK Decree, on 25 February 2004. The sums payable under the SA are for the account of the five buyers of BG Group’s interest under the pre-emption Sale and Purchase Agreements (SPAs). Final sign-offs from the RoK, on the closing documents pursuant to the SPAs, are expected in early 2004.

First Gas Power Corporation (FGPC), in which the Group has a 40% shareholding, is in dispute with Siemens AG, Siemens Power Generation and Siemens Inc. (collectively Siemens) relating to Siemens’ construction for FGPC of the Santa Rita power station in prior years. The dispute arises from delays in project completion. FGPC is claiming liquidated damages of approximately £62m owing from Siemens to FGPC and has withheld approximately £59m from its milestone payments to Siemens. Siemens is claiming that FGPC is not entitled to any remedy (including liquidated damages) for the delay in completion of the project and is seeking payment of the amounts withheld by FGPC and additional unspecified amounts for costs, loss of profit and finance charges arising from the delay. Siemens made a formal request for arbitration in January 2003. FGPC submitted its answer in June 2003. A hearing of legal matters is scheduled for March 2004 with the final hearing scheduled for April 2005. FGPC plans to contest vigorously all Siemens’ claims, including those claims that seek recovery of amounts withheld by FGPC as liquidated damages. FGPC plans to seek the additional £3m (approximately) owed by Siemens in liquidated damages as well as additional amounts in counterclaims against Siemens.

In addition, various Group undertakings are parties to legal actions and claims which arise in the ordinary course of business. While the outcome of some of these matters cannot readily be foreseen, it is considered that they will be resolved without material effect on the net asset position as shown in these Financial Statements. Further detail in respect of litigation can be found in the Operating and Financial Review, page 47.

G)	OTHER
Other commitments and contingencies include purchase obligations, indemnities to third parties and guarantees in respect of contractual obligations.

Purchase obligations included contracts for the purchase of long-term LNG supplies and other purchase commitments. Amounts payable under these contracts are as follows: less than one year £1 145m; between one and three years £2 069m; between three and five years £2 045m; and thereafter £10 397m.

Also included within purchase obligations are service contracts for the provision of capacity at Lake Charles and Elba Island, two LNG importation terminals in the USA. Amounts payable under these contracts are due as follows: less than one year £50m; between one and three years £136m; between three and five years £160m and thereafter £1 197m. BG Energy Holdings Limited, a subsidiary undertaking, has guaranteed these commitments.

The amount of other contingencies and commitments as at 31 December 2003 (mainly the provision of indemnities to third parties in respect of the Company and its subsidiary undertakings, in the normal course of business) amounted to £3 009m (2002 £2 336m), of which £744m (2002 £581m) related to the Company. Within the total, £1 337m related to guarantees and indemnities given in respect of a number of exploration and production developments and £1 033m related to a number of downstream investments, most of which expire after five years.

The exploration and production indemnities include guarantees given by the Company to the RoK and the Closed Joint Stock Company National Oil and Gas Company Kazakoil (now KazMunaiGas) under PSAs in respect of contractual obligations and related contractual documents for the Karachaganak and North Caspian fields (£587m). The latest date for the expiry of these guarantees is the end of the PSAs (2038-2040).

In addition, £559m related to guarantees given in respect of contractual obligations for the sale of LNG to an importation terminal, which expire in 2027 and £421m related to an indemnity in respect of warranties given on the sale of a business, the last of which expires in 2008. These amounts represent the maximum sum payable. The balance relates to various guarantees and contingencies arising in the ordinary course of business. BG Group’s share of other commitments and contingencies in respect of its joint ventures and associated undertakings amounted to £102m (2002 £147m).

H)	CROSS INDEMNITY

Effective from demerger, BG Energy Holdings Limited entered into an indemnity in favour of Transco Holdings plc (a subsidiary undertaking of Lattice) in relation to any liability incurred by it which relates to the business of BG Group and which arises as a result of guarantees given by Transco plc (a subsidiary undertaking of Lattice) prior to demerger. The obligations guaranteed by Transco plc as at 31 December 2003 amounted to £13m (2002 £13m).

102	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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26	RELATED PARTY TRANSACTIONS

BG Group provides goods and services to and receives goods and services from its joint ventures and associated undertakings. In the year ended 31 December 2003, the Group incurred charges of £249m (2002 £71m; 2001 £28m) and, in turn, charged £113m (2002 £29m; 2001 £2m) under these arrangements.

In addition, BG Group provides financing to some of these parties by way of loans. As at 31 December 2003, loans of £614m (2002 £336m) were due from joint ventures and associated undertakings. These loans are accounted for as part of BG Group’s investment in joint ventures and associated undertakings and disclosed in note 13, page 92. Interest of £17m (2002 £19m; 2001 £18m) was charged on these loans during the year at interest rates of between 0% and 9.95% (2002 4.06% and 9.95%). The maximum debt outstanding during the year was £614m (2002 £336m).

During 2003, MetroGAS, a non wholly-owned subsidiary undertaking, received charges of £17m (2002 £8m; 2001 £27m) from another of its shareholders, in respect of trading transactions. As at 31 December 2003, MetroGAS owed £1m (2002 £1m) to this party.

During 2003, another non wholly-owned subsidiary undertaking, Comgas, received charges of £1m (2002 £1m; 2001 £1m) from another of its shareholders, in respect of trading transactions. As at 31 December 2003 there was no balance outstanding with this party (2002 £nil).

There were also a number of transactions during the year between the Company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.

27	PENSIONS AND POST-RETIREMENT BENEFITS

The majority of the Group’s UK employees participate in the BG Pension Scheme (the Scheme). The Scheme is of the defined benefit type. It is exempt approved and established under Trust. The Trustee is BG Group Pension Trustees Limited. The Scheme is funded to cover future pension liabilities in respect of service up to the balance sheet date. It is subject to an independent valuation at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contributions which, together with the specified contributions payable by the employees and proceeds from the Scheme’s assets, are expected to be sufficient to fund the benefits payable under the Scheme.

Employees contribute to the Scheme at a rate of 3% of pensionable pay. Participating employers’ contributions, including Scheme expenses, are certified by the Scheme actuary. For the year ended 31 December 2003, the employers’ contribution rate was 19.9% of pensionable pay.

Higher paid employees may be subject to the ‘earnings cap’ which is a restriction on the amount of pay which can be used to calculate pensions from a tax approved pension scheme. The Company has agreed that on becoming capped, employees may, at the Company’s discretion, be offered membership of the BG Supplementary Benefits Scheme, an unfunded, unapproved arrangement under which their benefits (including contingent death benefits) would be increased to at least the level that would otherwise have been provided under the BG Pension Scheme had they not been subject to an earnings cap. Provision has been made in respect of the additional obligations for those post-retirement benefits for members of the BG Supplementary Benefits Scheme.

A subsidiary undertaking operates a defined benefit pension scheme (the Ballylumford Power Pension Scheme) which is closed to new entrants. The scheme is funded to cover future pension liabilities in respect of service up to the balance sheet date.

There is an unfunded post-retirement employee benefit plan for healthcare in respect of employees of Comgas. Provision has been made in respect of these post-retirement benefits.

The Group also has a number of defined contribution schemes for its local employees in overseas businesses. These are not material in Group terms.

UK GAAP
SSAP 24 ‘ACCOUNTING FOR PENSION COSTS’
An independent valuation of the Scheme was undertaken as at 31 March 2002 using the Projected Unit valuation method. The financial assumptions used in these valuations are as follows:

Valuation
31 Mar
2002
%

Rate of price inflation and pensions increase	2.5

Discount rate for Scheme’s accrued liabilities	6.1

Future increases in pensionable pay	4.5

Discount rate for future service costs	7.0

The independent valuation showed that the aggregate market value of the Scheme’s assets as at 31 March 2002 was £241m, representing some 99% of the accrued liabilities in respect of BG Group employees on the assumptions set out above. The level of employers’ contributions from 1 January 2003 was revised to adjust the funding level (on a straight-line basis) to 100% over time.

The last independent actuarial review of the Ballylumford Power Pension Scheme was undertaken as at 30 June 2002 based on salary and service at the date of valuation with no allowance for future salary increases, reflecting the expected cost of purchasing annuity policies to cover the scheme’s accrued liabilities with an insurance company. This showed that the aggregate value of the scheme’s assets was £7m, which represented 122% of the scheme’s accrued liabilities.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	103

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Notes to the accounts continued

27	PENSIONS AND POST-RETIREMENT BENEFITS CONTINUED

SSAP 24 ‘ACCOUNTING FOR PENSION COSTS’ continued
The costs of the Scheme, assessed in accordance with actuarial advice, together with unfunded and other schemes’ benefit costs and the reconciliation to the balance sheet provision, were as follows:

	2003	2002
	£m	£m

Regular benefit cost	27	19

Amortisation of surplus	(6)	(6)

	21	13

Interest on balance sheet provision	4	3

Net benefit charge	25	16

Contributions paid	(23)	(14)

Foreign exchange movements	1	–

Movement in provision	3	2

Transfer of provision in respect of other post-retirement benefits	–	16

Balance sheet provision as at 1 January	70	52

Balance sheet provision as at 31 December (see note 22, page 98)	73	70

The regular benefit cost for the year ended 31 December 2003 includes £10m (2002 £6m) in respect of payments made for pension curtailments on redundancy, £5m (2002 £nil) of which has been provided in prior years as part of a restructuring provision (see note 22, page 98).

FRS 17 ‘RETIREMENT BENEFITS’
The following information in respect of the Scheme, the BG Supplementary Benefits Scheme, the Ballylumford Power Pension Scheme and the Comgas post-retirement healthcare plan has been provided in accordance with the transitional arrangements of FRS 17. A full valuation of the Scheme was carried out as at 31 March 2002. A valuation of the schemes’ assets and expected liabilities as at 31 December 2003, and healthcare plan liabilities, was carried out by independent actuaries in accordance with the requirements of FRS 17 based on the following assumptions:

	2003		2002		2001

		Comgas		Comgas		Comgas
		healthcare		healthcare		healthcare
	BG schemes	plan	BG schemes	plan	BG schemes	plan
	%	%	%	%	%	%

Rate of price inflation and benefit increases(a)	2.7	5.0	2.3	5.0	2.4	5.0

Future increases in earnings	4.7	n/a	4.3	n/a	4.4	n/a

Discount rate	5.4	11.3	5.6	11.3	5.7	11.3

Healthcare cost trend rate(b)	n/a	9.6	n/a	9.7	n/a	10.0

(a)	Rate of pension increase in excess of any Guaranteed Minimum Pension element.
(b)	The rate for the Comgas healthcare plan is initially at 9.6% trending to 6.8% over 45 years (2002 9.7% trending to 6.8%; 2001 10% trending to 6.8%).

As at 31 December 2003, the value of the schemes’ assets and expected rates of return, together with the liabilities in the schemes, were as follows:

	2003			2002			2001

	Expected rate of return %	Percentage of schemes’ assets %	Value £m	Expected rate of return %	Percentage of schemes’ assets %	Value £m	Expected rate of return %	Percentage of schemes’ assets %	Value £m

Equities	8.0	82	210	8.4	80	154	7.7	84	168

Index-linked gilts	4.8	6	17	4.5	5	10	4.9	4	8

Corporate bonds	5.4	10	25	5.5	11	22	5.8	10	20

Cash	3.7	2	4	3.8	4	8	4.4	2	3

Total market value of assets			256			194			199

Present value of liabilities			(394)			(298)			(241)

Deficit in schemes(a)			(138)			(104)			(42)

Deferred tax asset at 30%			41			31			13

Net benefit liability under FRS 17			(97)			(73)			(29)

(a)	Includes liabilities for two unfunded schemes – both of which are provided in the consolidated accounts.

104	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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27	PENSIONS AND POST-RETIREMENT BENEFITS CONTINUED

If the above deficit had been recognised in the Financial Statements, the Group’s net assets and profit and loss account reserve would be as follows:

	2003	2002	2001
	£m	£m	£m

NET ASSETS

Consolidated net assets	3 916	3 348	3 530

Net benefit liability under FRS 17	(97)	(73)	(29)

Equivalent liabilities already provided in the accounts (net of deferred tax)	51	47	49

Consolidated net assets including benefit liability	3 870	3 322	3 550

	2003	2002	2001
	£m	£m	£m

PROFIT AND LOSS ACCOUNT RESERVE

Group profit and loss account reserve	1 630	1 038	1 129

Net benefit liability under FRS 17	(97)	(73)	(29)

Equivalent liabilities already provided in the accounts (net of deferred tax)	51	47	49

Group profit and loss account reserve including benefit liability	1 584	1 012	1 149

The following amounts would have been recognised in the consolidated profit and loss account and consolidated statement of total recognised gains and losses in the year to 31 December 2003 under the requirements of FRS 17:

		2003	2002
		£m	£m

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Operating profit:

Current service cost		18	19

Loss on curtailment		10	6

Total charge to operating profit		28	25

Net interest:

Expected return on the schemes’ assets		(15)	(15)

Interest on the schemes’ liabilities		17	14

Net charge/(credit) to interest		2	(1)

		2003	2002
		£m	£m

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Actual return less expected return on the schemes’ assets		28	(38)

Experience losses arising on the schemes’ liabilities		(6)	(13)

Changes in assumptions underlying the present value of the schemes’ liabilities		(48)	(6)

Foreign exchange movements		(1)	–

Actuarial loss recognised in the consolidated statement of total recognised gains and losses		(27)	(57)

		2003	2002
		£m	£m

MOVEMENT IN SURPLUS/(DEFICIT) DURING THE YEAR

Deficit in schemes as at 1 January		(104)	(42)

Movement in year:

Current service cost		(18)	(19)

Contributions		23	19

Curtailment costs		(10)	(6)

Other finance (charges)/income		(2)	1

Actuarial loss		(26)	(57)

Foreign exchange movements		(1)	–

Deficit in schemes as at 31 December		(138)	(104)

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	105

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Notes to the accounts continued

27	PENSIONS AND POST-RETIREMENT BENEFITS CONTINUED

FRS 17 ‘RETIREMENT BENEFITS’ continued

	2003	2002

DETAILS OF EXPERIENCE GAINS AND LOSSES FOR ALL SCHEMES FOR THE YEAR TO 31 DECEMBER 2003

Difference between the expected and actual return on the schemes’ assets:

Amount (£m)	28	(38)

Percentage of the schemes’ assets (%)	11.0	19.6

Experience losses on the schemes’ liabilities:

Amount (£m)	(6)	(13)

Percentage of the present value of the schemes’ liabilities (%)	1.5	4.4

Total amount recognised in the consolidated statement of total recognised gains and losses:

Amount (£m)	(27)	(57)

Percentage of the present value of the schemes’ liabilities (%)	6.8	19.1

Aggregate expected contributions for the year ended 31 December 2004 are expected to be £13m. The next independent actuarial valuation for the BG Pension Scheme is expected to be undertaken as at 31 March 2005. Following this valuation the rate of employers’ contributions will be reviewed and adjusted if necessary.

US GAAP
Calculations in respect of the US GAAP pension disclosures for the BG Pension Scheme, the Ballylumford Power Pension Scheme and the BG Supplementary Benefits Scheme for the year ended 31 December 2003 have been prepared using a measurement date of 31 December 2003. For prior years, as permitted by Financial Accounting Standard (FAS) 87, ‘Employers’ Accounting for Pensions’, calculations in respect of US GAAP pension disclosures have been prepared using a measurement date of 30 September. The 31 December measurement date more accurately reflects the plans’ funded status and net periodic pension cost for each year presented and provides a more useful comparison with the disclosures prepared under the UK accounting standard FRS 17. The impact of the change in measurement date on the prior year numbers presented under FAS 87 is not material.

The long-term assumptions used in accounting for pension costs under US GAAP (see note 29, page 110) were as follows:

	2003	2002	2001
	%	%	%

Expected long-term rate of return on assets	7.5	7.7	6.0

Rate of pension increase	2.7	2.3	2.4

Rate of salary increase	4.7	4.3	4.4

Discount rate	5.4	5.5	5.7

The expected long-term rate of return on assets has been determined following advice from the plans’ actuary and is based on the expected return on each asset class together with consideration of the long-term asset strategy. The percentage of fair value of total assets in the plan for each major category of assets for the BG Pension Scheme and the Ballylumford Power Pension Scheme is set out in the FRS 17 disclosure on page 104.

The Trustees of the pension plans are responsible for setting the investment strategy after consultation with the Company and professional advisors. The Trustees consider that an appropriate strategy is achieved by adopting the following asset allocation as a benchmark for the BG Pension Scheme: an equity/bond split of 85/15; within equities, a UK/overseas split of 40/60; and within bonds, an index-linked/fixed interest split of 30/70. In addition, the Trustees have undertaken to ensure that there is sufficient investment in liquid or readily realisable assets to meet cash flow requirements so that the overall investment policy is not disrupted.

Assets of the Ballylumford Power Pension Scheme are invested in index-linked gilts.

106	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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27	PENSIONS AND POST-RETIREMENT BENEFITS CONTINUED

The information required to be disclosed in accordance with FAS 87 and FAS 132, ‘Employers’ Disclosure about Pensions and Other Post-Retirement Benefits’ concerning the funded status of the pension plans is given below:

	2003	2002
	£m	£m

CHANGE OF BENEFIT OBLIGATION

Projected benefit obligation as at 1 January	291	212

Service cost (employers’ share)	18	17

Interest cost	16	12

Plan participants’ contributions(a)	3	9

Actuarial loss	54	44

Benefits paid	(6)	(3)

Termination payments	10	–

Projected benefit obligation as at 31 December	386	291

	2003	2002
	£m	£m

CHANGE IN THE PLANS’ ASSETS

Fair value of the plans’ assets as at 1 January	180	175

Actual return on the plans’ assets	57	(15)

Employers’ contributions	22	14

Plans’ participants’ contributions(a)	3	9

Benefits paid	(6)	(3)

Fair value of the plans’ assets as at 31 December	256	180

(a) In 2002, includes £5m contributions made by a company which is no longer part of the Group.

	2003	2002
	£m	£m

PREPAID/(ACCRUED) BENEFIT COST

Funded status as at 31 December	(130)	(111)

Unrecognised prior service costs	1	1

Unrecognised actuarial net loss	110	105

Accrued benefit cost as at 31 December	(19)	(5)

	2003	2002
	£m	£m

ADJUSTMENT FOR ADDITIONAL MINIMUM LIABILITY

Accumulated benefit obligation as at 31 December(a)	289	203

Fair value of the plans’ assets as at 31 December(a)	(256)	(180)

Adjustment for additional minimum liability:

Accrued benefit cost as at 31 December	19	5

Intangible asset as at 31 December	1	1

Accumulated other comprehensive income	15	17

Net amount recognised as at 31 December	35	23

(a) In 2003, includes £4m of liabilities and £6m of assets in respect of a plan where the assets exceed the accumulated benefit obligation.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	107

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Notes to the accounts continued

27	PENSIONS AND POST-RETIREMENT BENEFITS CONTINUED

US GAAP continued

	2003	2002
	£m	£m

RECONCILIATION OF ACCRUED BENEFIT

Balance sheet provision under UK GAAP (see note 22, page 98)	(73)	(70)

US GAAP reconciliation adjustment (see note 29, page 110)	24	32

Other post-retirement liabilities recognised under US GAAP and included
in the balance sheet provision under UK GAAP, above	15	16

Accrued benefit in respect of pension plans as at 31 December	(34)	(22)

	2003	2002	2001
	£m	£m	£m

NET PERIODIC BENEFIT COST

Service cost (employers’ share)	18	17	18

Interest cost	16	12	15

Expected return on plan’s assets	(14)	(10)	(19)

Amortisation of transition asset	–	(1)	(1)

Recognised actuarial loss	6	1	–

Amortisation of prior service costs	–	–	1

Recognised loss due to settlement	–	–	9

Recognised loss due to termination payments	10	–	1

Net periodic pension cost in respect of pension plans	36	19	24

Net credit in respect of post-retirement healthcare plan	(1)	–	–

Net periodic benefit cost (US GAAP)	35	19	24

Less: net periodic benefit cost (UK GAAP)	(25)	(16)	(10)

US GAAP adjustment to net periodic benefit cost	10	3	14

Aggregate expected contributions for future years are discussed in the FRS 17 disclosure on page 104.

The projected benefit obligation for the Comgas post-retirement employee benefit plan for healthcare was £15m (2002 £16m).

POST-RETIREMENT BENEFITS
The Group has no other material post-retirement benefits other than those discussed above.

28	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

A)	CASH FLOW FROM OPERATING ACTIVITIES

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Group operating profit	1 057	733	727

Depreciation and amortisation	444	395	392

Unsuccessful exploration expenditure written off	46	12	13

Provisions for liabilities and charges	(8)	(14)	(217)

Movements in working capital:

Stocks – increase	(9)	(38)	(17)

Trade and sundry debtors – increase	(149)	(105)	(208)

Trade and sundry creditors – increase	85	85	4

Long-term creditors – decrease	(22)	(53)	(28)

	(95)	(111)	(249)

Cash inflow from operating activities(a)	1 444	1 015	666

(a)	In 2001, includes one-off items comprising the assignment of certain long-term gas contracts (£184m outflow), the House of Lords judgment in favour of the CATS partners (£34m inflow), and the demerger of Lattice (£21m outflow). Excluding these one-off items, cash flow from operating activities in respect of continuing operations would have been £837m in 2001.

108	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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28	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT CONTINUED

B)	RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Interest received(a)	40	42	43

Interest paid(b)	(64)	(70)	(65)

Dividends paid to minority shareholders	(6)	(4)	(18)

	(30)	(32)	(40)

(a) In 2001, includes interest received in respect of the House of Lords judgment in favour of the CATS partners of £17m.
(b) Includes capitalised interest of £22m (2002 £11m; 2001 £22m).

C)	CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Payments to acquire intangible fixed assets(a)	(216)	(273)	(70)

Payments to acquire tangible fixed assets(a)	(639)	(848)	(776)

Receipts from disposal of intangible and tangible fixed assets	72	7	40

	(783)	(1 114)	(806)

(a) In 2002, includes a total of £22m in respect of a swap of certain UK assets.

D)	ACQUISITIONS AND DISPOSALS

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Purchase of subsidiary undertakings and fixed asset investments(a)	(3)	(218)	(47)

Proceeds from disposal of subsidiary undertakings and fixed asset investments(b)	119	–	426

Loans to joint ventures and associated undertakings	(232)	(47)	(96)

	(116)	(265)	283

(a)	In 2002, includes cash acquired of £57m on the purchase of BG Exploration and Production India Limited.
(b)	In 2003, represents cash received on the disposal of Phoenix Natural Gas Limited of £120m, offset by cash disposed of £6m; and cash received on the partial disposal of Brindisi LNG S.p.A. of £5m. In 2001, represents cash received on the disposal of BG Storage Limited of £381m, offset by cash disposed of £14m; cash received on the disposal of BG Rimi S.p.A. of £11m, offset by cash disposed of £1m; and cash received on the partial disposal of Phoenix Natural Gas Limited of £49m.

E)	MANAGEMENT OF LIQUID RESOURCES (a)

for the year ended 31 December		2003	2002	2001
		£m	£m	£m

Payments to acquire investments with an original maturity date of less than one year		(4 611)	(7 540)	(10 499)

Receipts from disposal of investments with an original maturity date of less than one year		4 535	7 731	10 298

		(76)	191	(201)

(a)	Includes acquisitions and disposals of current asset investments, namely money market, listed and unlisted investments.

F)	FINANCING

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Net (decrease)/increase in short-term borrowings	(141)	–	42

Net increase in long-term borrowings	21	528	363

Cash (outflow)/inflow from change in borrowings	(120)	528	405

Issue of ordinary share capital	2	3	–

Issue of shares to minority shareholders	5	9	10

	(113)	540	415

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	109

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Notes to the accounts continued

29	US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

BG Group prepares its consolidated Financial Statements in accordance with generally accepted accounting principles applicable in the UK (UK GAAP), which differ in certain significant respects, as set out below, from those applicable in the USA (US GAAP).

EFFECT ON NET INCOME OF DIFFERENCES BETWEEN UK AND US GAAP

	for the year ended 31 December	2003	2002	2001
		£m	£m	£m

	Net income (UK GAAP)	768	410	586

	US GAAP adjustments:

	Pension costs(a)	(10)	(3)	(14)

	Goodwill(b)	17	21	(14)

	Impairment of goodwill(c)	–	(16)	–

	Share options(d)	(2)	(2)	–

	Decommissioning costs(e)	(3)	–	–

	Liquidated damages(f)	(21)	–	–

	Commodity contracts(g)	(170)	(38)	16

	Currency and interest rate derivative instruments(g)	115	52	6

	Profit on disposal(h)	10	–	(200)

	Currency translation adjustments(i)	17	(70)	(139)

	Taxes(j)	65	39	107

	Income before cumulative effect of a change in accounting principle	786	393	348

	Cumulative effect on prior periods of adoption of FAS 133:

	Commodity contracts:

	– valued at 31 December 2000 (net of tax of £(8)m)(g)	–	–	(20)

	– valued at 30 June 2001 (net of tax of £(15)m)(g)	–	–	(34)

	Cumulative effect on prior periods of adoption of FAS 143 (net of tax of £(9)m)(e)	(20)	–	–

	Net income (US GAAP)	766	393	294

	Currency translation adjustments	(163)	(380)	(95)

	Adjustment for additional minimum pension liability (net of tax of £1m; 2002 £(5)m)(a)	1	(12)	–

	Unrealised gains on listed investments (net of tax of £7m)(k)	16	–	–

	Cumulative effect on prior periods of adoption of FAS 133:

	Currency and interest rate derivative instruments valued at 31 December 2000 (net of tax of £(2)m)(g)	–	–	(3)

	Other comprehensive income	620	1	196

	Analysis of net income between:

	– continuing operations (net of tax of £396m; 2002 £333m; 2001 £147m)	678	397	276

	– discontinued operations (net of tax of £40m; 2002 £(3)m; 2001 £8m)(l)	88	(4)	18

	Net income (US GAAP)	766	393	294

	Earnings per ADS(m):

Basic	– continuing operations (£)	0.96	0.56	0.39

	– discontinued operations (£)(l)	0.13	–	0.03

		1.09	0.56	0.42

Diluted	– continuing operations (£)	0.96	0.56	0.39

	– discontinued operations (£)(l)	0.13	–	0.03

		1.09	0.56	0.42

110	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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29	US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONTINUED

ESTIMATED EFFECT ON SHAREHOLDERS’ FUNDS OF DIFFERENCES BETWEEN UK AND US GAAP

as at 31 December	2003	2002
	£m	£m

BG Group shareholders’ funds (UK GAAP)	3 925	3 324

US GAAP adjustments:

Pension costs(a)	24	32

Goodwill(b)	98	81

Decommissioning costs(e)	(21)	–

Liquidated damages(f)	(21)	–

Commodity contracts(g)	(269)	(99)

Currency and interest rate derivative instruments(g)	–	(6)

Listed equity investments(k)	23	–

Own shares(n)	–	(10)

Taxes(j)	147	81

Dividends(o)	66	55

BG Group shareholders’ funds (US GAAP)	3 972	3 458

EXPLANATION OF UK/US RECONCILING DIFFERENCES
(a)	Under UK GAAP, pension costs credited/charged against profits relating to the Group’s pension schemes are accounted for in accordance with UK Statement of Standard Accounting Practice (SSAP) 24, ‘Accounting for pension costs’. Under US GAAP, Financial Accounting Standard (FAS) 87, ‘Employers’ Accounting for Pensions’, prescribes the method and assumptions that may be used to calculate pension costs. This method recognises the surplus/deficit falling outside a 10% fluctuation ‘corridor’. The supplementary disclosures required by FAS 87 and FAS 132, ‘Employers’ Disclosure about Pensions and Other Post-retirement Benefits’ are given in note 27, page 103. The US GAAP pension costs and disclosures incorporate the requirements of FAS 88, ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits’.

(b)	On 1 January 2002, BG Group adopted FAS 142, ‘Goodwill and Other Intangible Assets’. Under UK GAAP, prior to the publication of FRS 10, ‘Goodwill and Intangible Assets’, goodwill was taken to Group reserves immediately on acquisition. As a result of the adoption of FRS 10, goodwill is now capitalised as an intangible fixed asset and amortised. Before the adoption of FAS 142, goodwill under US GAAP was accounted for in line with FRS 10. Under FAS 142, goodwill is allocated to the lowest identifiable cash-generating unit. It is no longer amortised but is instead reviewed annually for impairment and the UK amortisation charge for the period has therefore been reversed within US net income. On adoption in 2002, an impairment review of assets was undertaken in order to ascertain any transitional adjustment required and no adjustment was considered necessary. Had FAS 142 been implemented in 2001, the net income and earnings per ADS figures would have been £335m and £0.48, respectively.

(c)	Under US GAAP, BG Group recognised goodwill relating to assets held in Argentina. Following the devaluation of the Argentine Peso, this goodwill was reviewed and deemed irrecoverable from future cash flows.

(d)	Under US GAAP, as permitted under FAS 123, ‘Accounting for Stock-Based Compensation’, BG Group accounts for stock options under Accounting Principles Board statement (APB) 25, ‘Accounting for Stock Issued to Employees’ as clarified by Financial Accounting Standards Board (FASB) Interpretation No. 44, ‘Accounting for Certain Transactions Involving Stock Compensation’ (FIN 44) and FIN 28, ‘Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans’. In any ten year period, not more than 10% of the issued ordinary share capital of the Company may be issued or issuable under all schemes.

Details of the BG Group Company Share Option Scheme (CSOS) are given on page 61. In any ten year period, not more than 5% of the issued share capital of the Company may be issued or be issuable under discretionary share option schemes, including the CSOS. Under UK GAAP, Urgent Issues Task Force Abstract 17 (UITF 17), there is no profit and loss account charge in respect of these options as the exercise price is the same as the market price of the underlying shares on the date of grant. Under US GAAP, variable accounting is applied to this scheme and compensation expense, recognised rateably over the vesting period, is equal to the difference between the market value of the underlying share relating to the option and the exercise price. At each reporting period, compensation expense is adjusted for subsequent changes in the market value of the shares since the date of grant. No significant compensation expense has been recognised for any of the prior periods presented.

The fair value of share options granted during the year in respect of the CSOS is estimated using an option pricing model with the following assumptions: dividend yield of 1.2% (2002 1.2%; 2001 1.2%), volatility of 32% (2002 38%; 2001 34%), risk-free rate of 4.47% (2002 4.35%; 2001 4.47%) and an expected life of 5 years (2002 5 years; 2001 5 years). The average fair value of share options granted during the year was £0.85 per share (2002 £0.92 per share; 2001 £0.88 per share).

Details of the BG Group Sharesave Scheme are given on page 62. In any five year period, not more than 5% of the issued ordinary share capital of the Company may be issued or be issuable under all-employee share schemes. Under UK GAAP, no profit and loss account charge is incurred in respect of this scheme as Save As You Earn schemes are exempt from the provisions of UITF 17. In accordance with FIN 44, the 20% discount on the option price compared with the market price on the date of grant must be recognised as compensation expense over the saving period. No significant compensation expense has been recognised for any of the prior periods presented.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	111

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Notes to the accounts continued

29	US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONTINUED

The fair value of share options granted during the year in respect of the Sharesave Scheme is estimated using an option pricing model with the following assumptions: dividend yield of 1.2% (2002 1.2%; 2001 1.2%), volatility of 31% (2002 39%; 2001 35%), a weighted average risk-free rate of 4.34% (2002 4.42%; 2001 4.71%) and a weighted average expected life of 3.8 years (2002 3.8 years; 2001 3.9 years). The average fair value of share options granted during the year was £0.99 per share (2002 £1.04 per share; 2001 £1.02 per share).

Details of the BG Group New Long Term Incentive Scheme (LTIS) are given on page 61. Notional allocations of shares under the LTIS scheme are made each year to eligible employees. Under UK GAAP, costs of this Scheme are charged to the profit and loss account over the life of the allocation, based upon the likelihood of the allocation vesting under the Scheme and the fair value of shares acquired to fulfil the allocation. Under US GAAP, the profit and loss account charge is based upon the likelihood of the allocation vesting under the Scheme and the current market value of the shares required to fulfil the allocation.

The fair value of shares allocated during the year in respect of the LTIS is estimated using an option pricing model with the following assumptions: dividend yield of 1.2% (2002 1.2%; 2001 1.2%), volatility of 32% (2002 38%; 2001 34%), a risk-free rate of 4.32% (2002 4.18%; 2001 4.42%) and an expected life of 3 years (2002 3 years; 2001 4 years). The fair value includes an allowance in respect of market performance conditions. The fair value of shares allocated during the year was £1.30 per share (2002 £1.22 per share; 2001 £1.24 per share).

Details of the BG Group Share Incentive Plan (SIP) are given on page 62. Free Shares awards were made under the SIP in 2003 and 2002. Under both UK GAAP and US GAAP, the charge to the profit and loss account in respect of the award is based on the market value of the shares at the date of the allocation. The fair value of the shares awarded during the year was £2.51 per share (2002 £3.05 per share).

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Net income as reported	766	393	294

Add: charges to net income under APB 25 (net of tax)	8	6	4

Deduct: charges determined under the fair value basis of FAS 123 (net of tax)	(12)	(9)	(3)

Pro-forma net income	762	390	295

Earnings per ADS as reported:

Basic (£)	1.09	0.56	0.42

Diluted (£)	1.09	0.56	0.42

Pro-forma earnings per ADS:

Basic (£)	1.08	0.55	0.42

Diluted (£)	1.08	0.55	0.42

(e)	On 1 January 2003, BG Group adopted FAS 143, ‘Accounting for Asset Retirement Obligations’. The standard requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred, if capable of estimation, concurrent with an increase in the related asset’s carrying value. The increase in this carrying value is then amortised over its useful life. Although similar to UK GAAP FRS 12, ‘Provisions, Contingent Liabilities and Contingent Assets’, FAS 143 requires entities to use a credit-adjusted discount rate. BG Group has used a rate of 5.5%. Further details on decommissioning are given on page 98.

(f)	Under UK GAAP, where the Group has contractual rights to liquidated damages to reimburse income lost as a result of delays to commissioning of assets under construction, the liquidated damages are accounted for as income. Liquidated damages recognised during 2003 have been accounted for under US GAAP as a reduction in the value of the asset constructed.

(g)	FAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’, as amended by FAS 138 and FAS 149, establishes accounting and reporting standards for derivative instruments and hedging activities. In general, FAS 133 requires that companies recognise all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value.

BG Group uses derivative instruments to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies. The terms of the instruments range between one and 15 years. Commodity contracts accounted for as derivatives under FAS 133 are marked-to-market and the fair value has been determined based on the present value of estimated future cash flows using a credit adjusted risk-free discount rate. The £269m (2002 £99m) reconciling difference between net assets under UK and US GAAP in respect of the valuation of these contracts comprises assets of £30m (2002 £8m) offset by liabilities of £299m (2002 £107m), £nil (2002 £nil) of which is included within net assets under UK GAAP.

On adoption of FAS 133, the current US GAAP hedging relationships for BG Group’s existing currency and interest rate swaps were de-designated and marked-to-market. The fair value of these instruments has been determined based on quoted market prices for the same or similar instruments. The currency and interest rate derivative instruments are included within net assets under US GAAP as a £150m asset (2002 £38m asset), comprising assets of £167m (2002 £57m) offset by liabilities of £17m (2002 £19m). Under UK GAAP, assets of £151m (2002 £46m) and liabilities of £1m (2002 £2m) have been recognised leading to a net asset of £150m (2002 £44m).

There are a number of issues pending before the FASB, which may have a material impact on the application of FAS 133; and BG Group’s results under US GAAP will continue to see volatility due to the requirements of this standard to mark-to-market a number of instruments and contracts at a point in time.

112	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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29	US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONTINUED

	Emerging Issues Task Force (EITF) Issue 02-03, ‘Accounting for Contracts Involved in Energy Trading and Risk Management Activities’, was issued in January 2002 and is effective from 25 October 2002 for all new contracts entered into after that date and for fiscal periods beginning after 15 December 2002 for contracts that remain in effect as of the date of the adoption of this standard. EITF 02-03 replaces EITF 98-10 and addresses certain issues related to energy trading activities, including gross versus net presentation in the income statement, whether the initial fair value of an energy trading contract can be other than the price at which it was exchanged, mark-to-market accounting when a contract does not meet the definition of a derivative under FAS 133 and additional disclosure requirements for energy trading activities. The adoption of this Issue has not had a material impact on BG Group’s 2003 Financial Statements.

	During 2003, energy trading activities, as defined by FAS 133, comprised forward based physical- and cash-settled gas contracts consisting of forwards, futures and options; and cash-settled oil futures contracts. The fair value, based on external market quotes, of such commodity contracts included within net assets under US GAAP includes a liability of £8m (2002 £9m asset) relating to energy trading contracts. The table below shows the reconciliation between the opening and closing values of BG Group’s energy trading contracts:

		£m

	Value of energy trading contracts as at 1 January 2003	9

	Realised gains (9)

	Unrealised losses arising in 2003 (8)

	Value of energy trading contracts as at 31 December 2003 (8)

	The closing balance includes liabilities of £8m attributable to energy trading contracts maturing in 2004.

(h)	The disposal in 2003 of a number of UK North Sea gas production assets included an element of decommissioning obligations. The difference between these obligations under UK and US GAAP has resulted in a difference in profit on disposal.

	Under UK GAAP, periodic recoverability tests are performed on fixed assets. Recognition is on the basis of discounted cash flows of income generating units. Under US GAAP, before the adoption of FAS 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’, FAS 121, ‘Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of’, recognised impairments on the basis of undiscounted cash flows and measured on the basis of discounted cash flows. The asset to which this adjustment related was disposed of in 2001 and the US GAAP adjustment therefore reversed.

(i)	Under UK GAAP, currency translation adjustments on borrowings are taken to reserves to offset the foreign exchange exposure on foreign investments. Under US GAAP, the currency translation adjustment on those borrowings would be expensed through the income statement.

(j)	Under UK GAAP, provision for deferred income tax is required on a full provision basis in accordance with FRS 19, ‘Deferred Tax’. US GAAP FAS 109, ‘Accounting for Income Taxes’, similarly requires deferred tax to be provided on a full liability basis. The balance sheet adjustment is calculated under FAS 109 and the deferred tax balances carried forward under US GAAP are shown below:

as at 31 December	2003	2002
	£m	£m

Capital allowances for property, plant and equipment	710	735

Timing differences in respect of US GAAP adjustments	(147)	(96)

Petroleum revenue tax	27	24

Other deferred tax liabilities	196	94

	786	757

Deferred tax assets	(240)	(217)

Net deferred tax liabilities under US GAAP	546	540

Net deferred tax recognised under UK GAAP	(693)	(621)

Net US GAAP adjustment	(147)	(81)

(k)	In accordance with FAS 115, ‘Accounting for Certain Investments in Debt and Equity Securities’, BG Group’s listed investments are revalued at each period end, with differences charged or credited to other comprehensive income. Under UK GAAP, investments are held at cost less any provision for impairment. The aggregate fair value of the Group’s available-for-sale equity securities as at 31 December 2003 was £32m (2002 £9m). There was no material difference between UK and US GAAP in prior years.

(l)	Under UK GAAP, FRS 3, ‘Reporting Financial Performance’, requires that the disposal of businesses meeting specific criteria be reported as discontinued operations. Operations not satisfying all these conditions are classified as continuing. Under US GAAP, FAS 144 requires a different set of conditions to be fulfilled in order to classify a disposal of a business as discontinuing. In 2003, BG Group disposed of its investments in a number of UK North Sea gas production assets and in Phoenix Natural Gas Limited and, in 2002, in Iqara EcoFuels Limited (see note 6, page 87). Also in 2003, BG Group’s management committed to sell its investments in the North Caspian Sea Production Sharing Agreement and in the Muturi Production Sharing Contract. Management expects these sales to complete in 2004. These are classified as discontinued operations under US GAAP.

(m)	A reconciliation of basic and diluted earnings per ordinary share is arrived at by adjusting both the numerator and denominator with the adjustments given in note 10, page 90.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	113

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Notes to the accounts continued

29	US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONTINUED

(n)	Under US GAAP, Company shares not fully vested are regarded as treasury stock and recorded at cost as a reduction of shareholders’ equity. In 2003, the UK GAAP requirement for these shares held by employee trusts to be shown within current assets at cost, less amounts written off, was changed so that they are now treated in a similar manner to US GAAP. This change has not been retrospectively applied.

(o)	Under UK GAAP, dividends are recorded in the year in respect of which they are declared or proposed. Under US GAAP, dividends are recorded only in the period in which they are formally declared.

EXPLANATION OF UK/US RECONCILING DIFFERENCES NOT QUANTIFIED
(A)	Under FRS 3, income and expenses from non-recurring and significant transactions arising other than in the course of the Group’s ordinary activities are recorded as exceptional items. Items classified by BG Group as exceptional under UK GAAP (see note 6, page 87) do not meet the definition of ‘extraordinary’ under US GAAP and would be classified as operating items. This difference does not result in a difference in net income under UK GAAP and US GAAP.

(B)	In 2000, BG Group received proceeds of £168m in connection with the securitisation of receivables under the Premier Power CCGT transaction. US GAAP treats these proceeds as debt compared to deferred revenue under UK GAAP. No adjustment is required to the reconciliation of shareholders’ funds since the difference between the UK and US GAAP treatment is not significant as at 31 December 2003. Under US GAAP, this would give rise to debt of £155m, as at 31 December 2003, bearing interest at a rate of 7.62% and maturing in March 2012. The increase in US GAAP interest expense would be offset by increased turnover. The maturity profile is as follows: 2004 £18m; 2005 £20m; 2006 £21m; 2007 £19m; 2008 £15m and thereafter £62m.

(C)	Under UK GAAP, the balance sheets are presented in ascending order of liquidity, whereas under US GAAP assets are presented in descending order of liquidity. Also under UK GAAP, the balance sheet is analysed between net assets and shareholders’ funds. Under US GAAP, the analysis is between total assets and total liabilities plus shareholders’ equity. Certain items which are disclosed in the notes under UK GAAP would be disclosed on the face of the balance sheet under US GAAP. Also under US GAAP, debtors due after more than one year of £88m (2002 £93m) (included within current assets in UK GAAP) would be classified under long-term debtors.

(D)	Under UK GAAP, BG Group’s Financial Statements include a cash flow statement in accordance with FRS 1 (revised 1996), ‘Cash Flow Statements’. This statement presents substantially the same information as that required under FAS 95, ‘Statement of Cash Flows’. FAS 95 only requires presentation of cash flows from operating, investing and financing activities. Set out below, for illustrative purposes, is a summary consolidated statement of cash flows:

for the year ended 31 December	2003	2002	2001
	£m	£m	£m

Net cash provided by operating activities	1 082	745	365

Net cash used in investing activities	(811)	(1 311)	(448)

Net cash (used in)/provided by financing activities	(301)	623	110

Net (decrease)/increase in cash and cash equivalents	(30)	57	27

Cash and cash equivalents at the start of the year	141	92	65

Foreign exchange	1	(8)	–

Cash and cash equivalents at the end of the year	112	141	92

Cash and cash equivalents are cash in hand and deposits repayable on demand with a maturity or period of notice of 24 hours or one working day.

(E)	In May 2003, the EITF reached a consensus on Issue 01-08, ‘Determining Whether an Arrangement Contains a Lease’. This Issue provides guidance for determining whether an arrangement for the right of use of property, plant and equipment contains a lease in accordance with FAS 13, ‘Accounting for Leases’. If it is determined that a lease exists, the lease and non-lease components of a combined arrangement must be accounted for separately. EITF 01-08 is effective for all arrangements initiated, modified or acquired in the first reporting period beginning after 28 May 2003. The adoption of EITF 01-08 has not had an impact on BG Group’s 2003 Financial Statements. In February 2004, BG Group finalised an agreement to expand the regasification services provided by the Lake Charles terminal in the USA. The agreement will be reviewed in the light of the requirements of EITF 01-08 during 2004.

(F)	In November 2002, the FASB issued FIN 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’, which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognise a liability for the non-contingent component of the guarantee. This is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. BG Group has adopted the disclosure requirements and has applied the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002. The adoption of this Interpretation did not affect shareholders’ funds or net income.

Since 1 January 2003, BG Group has issued or modified guarantees to joint ventures and associated undertakings with a maximum exposure of £419m. Their fair value as at 31 December 2003 was £5m. These guarantees relate to the Group’s Egyptian LNG facilities. Further disclosures about BG Group’s guarantees, commitments and contingencies are given in note 25, page 101.

114	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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29	US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONTINUED

(G)	In January 2003, the FASB issued FIN 46, ‘Consolidation of Variable Interest Entities’, which interprets Accounting Research Bulletin (ARB) 51, ‘Consolidated Financial Statements’. FIN 46 was replaced by FIN 46-R, containing significant revisions to the original Interpretation, in December 2003. FIN 46-R clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities – ‘VIEs’) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46-R requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs.

BG Group adopted FIN 46 for all entities created after 31 January 2003 and adopted FIN 46-R for all entities created before 1 February 2003. The impact of the adoption of FIN 46 and FIN 46-R has not had an effect on BG Group’s 2003 Financial Statements.

NEW US GAAP ACCOUNTING STANDARDS
In December 2002, the FASB issued FAS 148, ‘Accounting for Stock-Based Compensation – Transition and Disclosure’, an amendment of FAS 123, ‘Accounting for Stock-Based Compensation’. FAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. BG Group has adopted the disclosure provisions of the Statement but has not adopted the fair value based method of accounting for stock-based employee compensation as BG Group still accounts for these in accordance with APB Opinion 25, ‘Accounting for Stock Issued to Employees’.

In May 2003, the FASB issued FAS 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 became effective for all financial instruments entered into or modified after 31 May 2003. For unmodified financial instruments existing at 31 May 2003, FAS 150 is effective at the beginning of the first interim period beginning after 15 June 2003. The standard does not affect BG Group’s Financial Statements.

30	PRINCIPAL SUBSIDIARY UNDERTAKINGS, JOINT VENTURES AND ASSOCIATED UNDERTAKINGS

PRINCIPAL SUBSIDIARY UNDERTAKINGS

			Group
	Country of		holding
as at 31 December 2003	incorporation	Activity	% (a)

BG Energy Holdings Limited*	England	Group holding company	100.0

BG International Limited	England	Exploration and production	100.0

BG International (CNS) Limited	England	Exploration and production	100.0

BG International (NSW) Limited	England	Exploration and production	100.0

BG Karachaganak Limited	England	Exploration and production	100.0

British Gas Tunisia Limited	England	Exploration and production	100.0

British Gas Trinidad and Tobago Limited	England	Exploration and production	100.0

British Gas Thailand (Pte) Limited	Singapore	Exploration and production	100.0

BG North Sea Holdings Limited	England	Exploration and production	100.0

BG Egypt S.A.	Cayman Islands	Exploration and production	100.0

BG Exploration and Production India Limited	Cayman Islands	Exploration and production	100.0

BG LNG Services, LLC	USA	LNG shipping and marketing	100.0

BG Gas Marketing Limited	England	LNG marketing	100.0

Companhia de Gas de São Paulo S.A.(b)	Brazil	Gas distribution	72.9

MetroGAS S.A.(c)	Argentina	Gas distribution	45.1

Gujarat Gas Company Limited	India	Gas distribution	65.1

Premier Power Limited	Northern Ireland	Power generation	100.0

*	Shares are held by the Company where marked with an asterisk; others are held by subsidiary undertakings.

(a)	There is no difference between the Group holding of ordinary shares and the Group’s share of net assets attributable to equity shareholders
(b)	BG Group holds its interest in Companhia de Gas de São Paulo S.A. (Comgas) indirectly through its wholly-owned subsidiary undertaking British Gas São Paulo Investments B.V. which holds a 95.8% interest in Integral Investments B.V. which, in turn, holds ordinary shares in Comgas.
(c)	Although BG Group only has a 45.1% holding in MetroGAS S.A. (MetroGAS) it has a controlling interest through a 54.7% holding in Gas Argentino S.A., which has a 70% interest in MetroGAS, together with a 6.8% holding in MetroGAS via wholly-owned subsidiary undertakings.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	115

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Notes to the accounts continued

30	PRINCIPAL SUBSIDIARY UNDERTAKINGS, JOINT VENTURES AND ASSOCIATED UNDERTAKINGS CONTINUED

The distribution of the profits of Comgas are restricted by Corporation Law in Brazil and the Companies’ by-laws which require 5% of the profit for the year to be transferred to the Legal Reserve, until it reaches 20% of the subscribed capital. The distribution of the profits of Gas Argentino and its principal subsidiary undertaking, MetroGAS, are restricted by the Commercial Companies Law in Argentina, and the Companies’ by-laws which require 5% of the profit for the year to be transferred to the Legal Reserve, until it reaches 20% of the subscribed capital. Distribution of the profits of BG Group’s other subsidiary undertakings are not materially restricted.

All principal subsidiary undertakings operate in their country of incorporation with the exception of British Gas Tunisia Limited which operates in Tunisia, British Gas Trinidad and Tobago Limited which operates in Trinidad and Tobago, British Gas Thailand (Pte) Limited which operates in Thailand, BG Egypt S.A. which operates in Egypt, BG Karachaganak Limited which operates in Kazakhstan, BG Exploration and Production India Limited which operates in India, BG Gas Marketing Limited which operates across several countries and BG International Limited which operates in the UK and several other countries worldwide.

PRINCIPAL JOINT VENTURES AND ASSOCIATED UNDERTAKINGS

	Country of			Group
	incorporation and			holding
as at 31 December 2003	operation	Activity	Issued share capital	%

Joint ventures

Premier Transmission Limited	Northern Ireland	Gas transportation	860 928 shares of £1	50.0

Mahanagar Gas Limited	India	Gas distribution	89 341 600 shares of Rupees 10	49.75

Seabank Power Limited	England	Power generation	5 280 shares of £1(a)	50.0

First Gas Holdings Corporation	Philippines	Power generation	126 084 100 shares of Peso 10	40.0

Associated undertakings

Atlantic LNG Company of Trinidad and
Tobago Unlimited	Trinidad and Tobago	LNG manufacture	243 851 shares of $1 000	26.0

Atlantic LNG 2/3 Company of Trinidad and
Tobago Unlimited	Trinidad and Tobago	LNG manufacture	139 253 of $1 000	32.5

El Behera Natural Gas Liquefaction Company SAE	Egypt	LNG manufacture	30 000 of $100	35.5

Interconnector (UK) Limited	England	Gas transportation	11 785 680 shares of £1(b)	25.0

SERENE S.p.A.	Italy	Power generation	5 000 000 shares of €5.16	32.0

Genting Sanyen Power Sdn Bhd	Malaysia	Power generation	20 000 000 shares of Ringgit 1	20.0

(a)	Comprises 2 640 A ordinary and 2 640 B ordinary shares. The Group holding is 2 640 A ordinary shares. The rights attached to each class of share are the same.
(b)	Ordinary shares. Interconnector (UK) Limited also has 969 000 issued preference shares of which the Group holds 25%.

The companies listed are those which principally affect the profits and assets of BG Group. A full list of subsidiary undertakings, joint ventures and associated undertakings will be included in the next Annual Return filed with the Registrar of Companies.

116	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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Supplementary information – gas and oil (unaudited)

A)	PROVED RESERVES

Proved reserves are the estimated quantities of gas and oil which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those quantities that are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required for completion.

Gas and oil reserves cannot be measured exactly since estimation of reserves involves subjective judgement. Therefore, all estimates are subject to revision.

ESTIMATED NET PROVED RESERVES OF NATURAL GAS

	UK bcf	Rest of world bcf	Total bcf

As at 31 December 2000	1 726	3 648	5 374

Movement during the year:

Revisions of previous estimates	103	1 103	1 206

Extensions, discoveries and reclassifications	123	–	123

Production	(273)	(211)	(484)

Sale of reserves-in-place	(202)	(6)	(208)

	(249)	886	637

As at 31 December 2001	1 477	4 534	6 011

Movement during the year:

Revisions of previous estimates	142	709	851

Extensions, discoveries and reclassifications	97	1 648	1 745

Production	(282)	(280)	(562)

Purchase of reserves-in-place	51	415	466

Sale of reserves-in-place	(126)	–	(126)

	(118)	2 492	2 374

As at 31 December 2002	1 359	7 026	8 385

Movement during the year:

Revisions of previous estimates	50	995	1 045

Extensions, discoveries and reclassifications	116	–	116

Production	(299)	(379)	(678)

Purchase of reserves-in-place	7	–	7

Sale of reserves-in-place	(117)	–	(117)

	(243)	616	373

As at 31 December 2003	1 116	7 642	8 758

Proved developed reserves of natural gas:

As at 31 December 2000	1 450	1 459	2 909

As at 31 December 2001	1 244	1 667	2 911

As at 31 December 2002	1 194	2 099	3 293

As at 31 December 2003	949	4 005	4 954

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	117

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Supplementary information – gas and oil (unaudited) continued

A)	PROVED RESERVES CONTINUED

ESTIMATED NET PROVED RESERVES OF OIL

‘Oil’ includes crude oil, condensate and natural gas liquids.

	UK mmbbl	Rest of world mmbbl	Total mmbbl

As at 31 December 2000	111.3	280.8	392.1

Movement during the year:

Revisions of previous estimates	7.0	93.7	100.7

Extensions, discoveries and reclassifications	0.4	–	0.4

Production	(15.5)	(12.6)	(28.1)

Sale of reserves-in-place	(0.8)	–	(0.8)

	(8.9)	81.1	72.2

As at 31 December 2001	102.4	361.9	464.3

Movement during the year:

Revisions of previous estimates	18.1	31.7	49.8

Extensions, discoveries and reclassifications	8.6	12.9	21.5

Production	(22.7)	(19.7)	(42.4)

Purchase of reserves-in-place	4.4	29.2	33.6

Sale of reserves-in-place	(4.9)	–	(4.9)

	3.5	54.1	57.6

As at 31 December 2002	105.9	416.0	521.9

Movement during the year:

Revisions of previous estimates	5.7	85.4	91.1

Extensions, discoveries and reclassifications	74.6	–	74.6

Production	(23.5)	(19.5)	(43.0)

Purchase of reserves-in-place	0.3	–	0.3

Sale of reserves-in-place	(0.3)	–	(0.3)

	56.8	65.9	122.7

As at 31 December 2003	162.7	481.9	644.6

Proved developed reserves of oil:

As at 31 December 2000	42.8	186.2	229.0

As at 31 December 2001	93.9	184.5	278.4

As at 31 December 2002	99.0	307.1	406.1

As at 31 December 2003	86.3	424.2	510.5

118	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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B) STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
The following tables set out the standardised measure of discounted future net cash flows relating to proved gas and oil reserves and report the causes of changes in the standardised measure of the cash flows relating to reserves.

Future cash inflows have been computed by reference to the Group’s estimate of third-party prices ruling at the year end and estimates of future production of net proved gas and oil reserves at the end of each year.

The standardised measure of discounted future net cash flow information presented below is not intended to represent the replacement cost or fair market value of the Group’s gas and oil properties. The disclosures shown are based on estimates of proved reserves, future production schedules and costs which are inherently imprecise and subject to revision.

The standardised measure is as follows:

		Rest of
	UK	world	Total
	£bn	£bn	£bn

As at 31 December 2001:

Future cash inflows	5.55	9.11	14.66

Future production and development costs	(2.08)	(3.17)	(5.25)

Future income tax expenses	(1.11)	(2.20)	(3.31)

Future net cash flows	2.36	3.74	6.10

10% annual discount for estimated timing of cash flows	(0.58)	(2.05)	(2.63)

	1.78	1.69	3.47

As at 31 December 2002:

Future cash inflows	5.83	17.00	22.83

Future production and development costs	(2.01)	(4.74)	(6.75)

Future income tax expenses	(1.54)	(4.54)	(6.08)

Future net cash flows	2.28	7.72	10.00

10% annual discount for estimated timing of cash flows	(0.50)	(4.00)	(4.50)

	1.78	3.72	5.50

As at 31 December 2003:

Future cash inflows	6.04	16.22	22.26

Future production and development costs	(2.36)	(4.52)	(6.88)

Future income tax expenses	(1.58)	(4.39)	(5.97)

Future net cash flows	2.10	7.31	9.41

10% annual discount for estimated timing of cash flows	(0.56)	(3.69)	(4.25)

	1.54	3.62	5.16

The following were the main sources of change in the standardised measure of discounted cash flows in the three accounting years preceding 31 December 2003:

	2003	2002	2001
	£bn	£bn	£bn

Standardised measure at the beginning of the year	5.50	3.47	3.23

Sale of gas and oil produced net of production costs	(1.54)	(1.30)	(1.10)

Net changes in prices and production costs(a)	(0.98)	1.75	(0.55)

Extensions, discoveries, reclassifications and improved recovery less related costs	0.25	0.33	0.04

Changes in estimated future development costs	(0.31)	(0.28)	(0.19)

Development costs incurred in the period	0.49	0.70	0.58

Purchase of reserves-in-place	0.02	0.32	–

Sale of reserves-in-place	(0.03)	(0.07)	(0.06)

Revisions to previous estimates	0.79	1.04	1.06

Accretion of discount	0.82	0.51	0.47

Net change in income taxes	0.15	(0.99)	(0.14)

Other	–	0.02	0.13

Standardised measure at the end of the year(b)	5.16	5.50	3.47

(a)	Includes the effect of foreign exchange movements.
(b)		2003	2002	2001

	Brent oil price ($/bbl)	30	30	19

	US Dollar/Sterling exchange rate	1.79	1.59	1.45

	Standardised measure at the end of the year ($bn)	9.24	8.75	5.03

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	119

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Supplementary information – gas and oil (unaudited) continued

C) CAPITALISED COSTS
Capitalised costs incurred using the successful efforts method and net of depreciation were as follows:

		Rest of
	UK	world	Total
	£m	£m	£m

As at 31 December 2001:

Proved gas and oil properties	3 042	1 819	4 861

Unproved gas and oil properties	39	315	354

	3 081	2 134	5 215

Accumulated depreciation	(1 759)	(350)	(2 109)

Net capitalised costs	1 322	1 784	3 106

As at 31 December 2002:

Proved gas and oil properties	2 981	2 424	5 405

Unproved gas and oil properties	107	454	561

	3 088	2 878	5 966

Accumulated depreciation	(1 766)	(400)	(2 166)

Net capitalised costs	1 322	2 478	3 800

As at 31 December 2003:

Proved gas and oil properties	2 934	2 634	5 568

Unproved gas and oil properties	20	525	545

	2 954	3 159	6 113

Accumulated depreciation	(1 809)	(467)	(2 276)

Net capitalised costs	1 145	2 692	3 837

D) COSTS INCURRED IN GAS AND OIL ACTIVITIES
Aggregate costs incurred under the historical cost convention, comprising amounts capitalised to exploration and development and amounts charged to the profit and loss account in respect of exploration and appraisal, were as follows:

		Rest of
	UK	world	Total
	£m	£m	£m

Year ended 31 December 2001:

Exploration	40	96	136

Development	151	434	585

Year ended 31 December 2002:

Acquisition of properties:
Proved(a)	45	248	293

Unproved(b)	38	85	123

Exploration	73	183	256

Development	190	514	704

Year ended 31 December 2003:

Acquisition of properties:
Proved(c)	6	–	6

Exploration	23	169	192

Development	113	373	486

(a)	UK includes £45m which has been accounted for as a swap.
(b)	UK includes £38m which has been accounted for as a swap.
(c)	UK includes £6m which has been accounted for as a swap.

The proportion of exploration costs capitalised in the period was 81.1% (2002 80.8%; 2001 56.6%).

120	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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E) RESULTS OF OPERATIONS
The results of operations under the historical cost convention for the gas and oil producing activities (excluding general office overheads and interest costs) were as follows:

		Rest of
	UK	world	Total
	£m	£m	£m

Year ended 31 December 2001:

Revenues	920	397	1 317

Production costs	(139)	(56)	(195)

Other operating costs	(2)	(26)	(28)

Exploration expenses	(18)	(54)	(72)

Depreciation	(228)	(67)	(295)

Other costs	(32)	(23)	(55)

	501	171	672

Taxation	(160)	(51)	(211)

Results of operations	341	120	461

Year ended 31 December 2002:

Revenues	1 015	540	1 555

Production costs	(165)	(83)	(248)

Other operating costs	(3)	(34)	(37)

Exploration expenses	(12)	(65)	(77)

Depreciation	(234)	(95)	(329)

Other costs	(37)	(48)	(85)

	564	215	779

Taxation	(174)	(95)	(269)

Results of operations	390	120	510

Year ended 31 December 2003:

Revenues	1 084	710	1 794

Production costs	(174)	(81)	(255)

Other operating costs	–	(34)	(34)

Exploration expenses	(35)	(47)	(82)

Depreciation	(255)	(111)	(366)

Other costs	(19)	(40)	(59)

	601	397	998

Taxation	(249)	(158)	(407)

Results of operations	352	239	591

In accordance with the SORP (see Principal Accounting Policies, page 70) turnover includes all invoiced sales. Net royalty payments are charged to cost of sales.

Revenues, representing gas and oil sold, include intra-group sales at contract prices of £17m for the year ended 31 December 2003 (2002 £63m; 2001 £90m).

The accretion interest expense resulting from changes in the liability for decommissioning due to the passage of time, which is not included in the above table, was £12m (2002 £12m; 2001 £14m).

In 2001, the House of Lords judgment in favour of the CATS partners resulted in a £34m increase in revenue (see note 6, page 87).

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	121

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Historical production (unaudited)

	Gas production (net) bcf			Oil & liquids production (net) ‘000 barrels

	2003	2002	2001	2003	2002	2001

UKCS

Amethyst	7.6	6.9	9.8	36	64	57

Armada and Seymour(a)	62.1	65.1	65.5	3 038	3 048	3 370

Blake(a)	1.7	1.7	0.8	5 532	6 468	3 277

Easington Catchment Area(d)	71.2	54.2	57.8	249	187	258

Elgin/Franklin	25.2	22.2	7.7	6 618	5 539	2 190

Everest	34.6	27.3	29.8	1 226	1 012	1 105

J-Block and Jade(e)	41.8	30.4	18.1	5 891	4 399	2 803

Lomond	31.8	30.9	32.6	866	947	963

Audrey - disposed (2001)(b)	–	–	0.4	–	–	1

Bacton Assets - disposed (2003)(b)	22.9	33.9	35.8	24	38	48

Brae Assets - disposed (2002)(c)	–	9.6	14.9	–	923	1 353

Rough - disposed (2001)(b)	–	–	–	–	–	67

UKCS sub-total	299	282	273	23 480	22 625	15 492

International

Bolivia(a)	14.2	29.7	16.3	396	721	302

Egypt(a)	50.5	21.6	14.3	39	44	9

India(a)	28.4	24.3	–	2 634	2 418	–

Kazakhstan(f)	59.1	57.0	40.7	13 503	13 236	9 279

Thailand(g)	40.6	44.6	45.9	1 282	1 264	1 335

Trinidad(a)	124.8	44.5	28.5	–	–	–

Tunisia(a)	61.8	61.1	63.3	1 623	1 611	1 690

Other	–	–	–	–	–	1

Italy - disposed (2001)(b)	–	–-	1.8	–	–	7

International sub-total	379	283	211	19 477	19 294	12 623

Total	678	565	484	42 957	41 919	28 115

				2003	2002	2001

Total mmboe gas, oil & liquids(h)				156.0	136.1	108.8

(a)	Operated by BG Group at 31 December 2003.
(b)	Fields that have been disposed of.
(c)	Fields that have been disposed of as part of the UK asset swap.
(d)	Easington Catchment Area includes Mercury, Minerva, Neptune and Wollaston & Whittle fields.
(e)	J-Block includes Judy and Joanne.
(f)	Joint operated in partnership with Agip.
(g)	Includes Ton Sak.
(h)	Conversion rate of 6 bcf gas per mmboe.

122	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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Five year financial summary (unaudited)

These accounts have been prepared using the historical cost principle for continuing operations and using historical cost principles modified through the revaluation of certain fixed assets for discontinued operations.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (a)

for the year ended 31 December	2003		2002		2001		2000		1999
	£m		£m		£m		£m		£m

Turnover

– continuing operations	3 587		2 610		2 508		2 272		1 673

– discontinued operations	–		–		–		2 427		3 102

Group turnover excluding exceptional items	3 587		2 610		2 508		4 699		4 775

Operating costs

– continuing operations	(2 530)		(1 877)		(1 815)		(1 717)		(1 456)

– discontinued operations	–		–		–		(1 620)		(1 841)

	(2 530)		(1 877)		(1 815)		(3 337)		(3 297)

Exceptional items

– continuing operations	–		–		34		(314)		–

– discontinued operations	–		–		–		(43)		–

	–		–		34		(357)		–

Group operating profit after exceptional items

– continuing operations	1 057		733		727		241		217

– discontinued operations	–		–		–		764		1 261

	1 057		733		727		1 005		1 478

Share of operating profits less losses in joint ventures
and associated undertakings

– continuing operations	194		155		140		133		113

– discontinued operations	–		–		–		(1)		–

	194		155		140		132		113

Total operating profit

– continuing operations	1 251		888		867		374		330

– discontinued operations	–		–		–		763		1 261

	1 251		888		867		1 137		1 591

Profit/(loss) on disposal of subsidiary and associated undertakings

– continuing operations	40		(7)		77		280		15

– discontinued operations	–		–		–		2		–

Profit/(loss) on disposal of other fixed assets

– continuing operations	77		(7)		21		–		3

– discontinued operations	–		–		–		(6)		37

Share of profit on disposal of fixed assets in joint ventures and associated undertakings

– continuing operations	–		–		–		–		1

Profit on ordinary activities before interest	1 368		874		965		1 413		1 647

Net interest	(78)		(80)		(63)		(459)		(445)

Profit on ordinary activities before taxation	1 290		794		902		954		1 202

Tax on profit on ordinary activities	(502)		(374)		(287)		(281)		(458)

Profit on ordinary activities after taxation	788		420		615		673		744

Minority shareholders’ interest	(20)		(10)		(29)		(19)		(15)

Profit for the financial year	768		410		586		654		729

Earnings per ordinary share (see note 10, page 90):

Basic	21.8	p	11.6	p	16.7	p	18.8	p	18.8	p

Basic excluding exceptional items	19.4	p	12.0	p	13.3	p	19.1	p	17.5	p

Diluted	21.8	p	11.6	p	16.7	p	18.8	p	18.7	p

Diluted excluding exceptional items	19.4	p	12.0	p	13.3	p	19.1	p	17.4	p

(a)	In October 2000, the Company’s shareholders approved the demerger of certain businesses to Lattice Group plc. On demerger, shareholders received one Lattice Group plc share for each BG Group plc share held. The activities demerged comprised Transco and BG Group’s property, leasing, technology and energy services businesses. All activities demerged to Lattice Group plc are presented as discontinued operations.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	123

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Five year financial summary (unaudited) continued

CONSOLIDATED BALANCE SHEET

as at 31 December	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Fixed assets	5 898	5 656	5 168	5 301	18 627

Current assets	1 269	1 127	1 257	910	1 904

Creditors: amounts falling due within one year	(1 483)	(1 579)	(1 340)	(1 152)	(3 727)

Net current liabilities	(214)	(452)	(83)	(242)	(1 823)

Total assets less current liabilities	5 684	5 204	5 085	5 059	16 804

Creditors: amounts falling due after more than one year	(693)	(880)	(691)	(490)	(6 242)

Provisions for liabilities and charges	(1 075)	(976)	(864)	(1 211)	(3 294)

	3 916	3 348	3 530	3 358	7 268

Capital and reserves

BG Group shareholders' funds	3 925	3 324	3 406	3 158	7 080

Minority shareholders' interest	(9)	24	124	200	188

	3 916	3 348	3 530	3 358	7 268

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Operating activities:

Cash flow from operating activities	1 444	1 015	666	2 642	1 694

Cash flow relating to provisions for exceptional items	-	-	-	(20)	(35)

Net cash flow from operating activities	1 444	1 015	666	2 622	1 659

Dividends from joint ventures and associated undertakings	88	68	75	28	4

Dividend received from Lattice(a)	-	-	-	122	-

Other	(30)	(32)	(40)	(369)	(377)

Returns on investments and servicing of finance	(30)	(32)	(40)	(247)	(377)

Taxation	(332)	(240)	(261)	(423)	(386)

Capital expenditure and financial investment	(783)	(1 114)	(806)	(1 150)	(838)

Acquisitions and disposals	(116)	(265)	283	362	(809)

Equity dividends paid	(112)	(106)	(103)	(332)	(348)

Management of liquid resources	(76)	191	(201)	9	(9)

Net cash flow before financing	83	(483)	(387)	869	(1 104)

Financing	(113)	540	415	(898)	1 133

Net (decrease)/increase in cash in the year	(30)	57	28	(29)	29

(a)	Represents dividend received from Lattice in respect of the proportion of the 2000 Group interim dividend allocated to the businesses demerged

124	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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OTHER INFORMATION

for the year ended 31 December		2003	2002	2001	2000	1999

Average capital employed(a)

- Group	£m	4 494	4 209	3 893	8 929	13 314

- continuing operations	£m	4 494	4 209	3 893	3 465	2 782

Return on average capital employed (before taxation)(b)

- Group	%	27.2	20.2	20.4	15.9	11.3

- continuing operations	%	27.2	20.2	20.4	18.1	9.6

Return on average capital employed (after taxation)(b)

- Group	%	16.3	10.9	13.4	10.5	6.8

- continuing operations	%	16.3	10.9	13.4	12.8	6.5

as at 31 December

Net borrowings	£m	(721)	(1 002)	(538)	(360)	(6 872)

Gearing ratio(c)%		15.5	23.0	13.2	9.7	48.6

Debt/equity ratio(d)%		18.4	29.9	15.2	10.7	94.6

Employee numbers (headcount)	thousands	4.5	4.6	4.2	4.2	20.0

(a)	Average capital employed consists of total shareholders’ funds plus net borrowings averaged between the start and end of year.
(b)	Return on average capital employed represents profit before tax (excluding exceptional items) plus net interest payable on net borrowings, as a percentage of average capital employed. The above table presents this before and after taxation applied at the Group’s effective tax rate. The 2002 effective tax rate includes the £51m adjustment to opening deferred tax balances resulting from the North Sea tax surcharge (see note 8, page 88).
(c)	Gearing ratio represents net borrowings as a percentage of total shareholders’ funds plus net borrowings.
(d)	Debt/equity ratio represents net borrowings as a percentage of total shareholders’ funds.

SELECTED US GAAP INFORMATION

for the year ended 31 December		2003	2002	2001	2000	1999

Operating income(a)	£m	868	695	715	1 368	1 579

Net income(a)	£m	766	393	294	949	911

Comprehensive income(a)	£m	620	1	196	994	915

Net income – continuing operations(a)	£m	678	397	276	741	168

Earnings per ordinary share		£0.22	0.11	0.08	0.27	0.27

Earnings per ADS(b)		£1.09	0.56	0.42	1.36	1.29

Earnings per ordinary share – continuing operations		£0.19	0.11	0.08	0.21	0.25

Earnings per ADS – continuing operations(b)		£0.96	0.56	0.39	1.07	0.25

as at 31 December

Gross assets(c)	£m	7 239	6 854	6 493	6 494	17 151

Long-term obligations	£m	(1 859)	(1 848)	(1 528)	(1 732)	(7 783)

BG Group shareholders’ funds	£m	3 972	3 458	3 553	3 461	3 341

Number of allotted and fully paid up equity shares	m	3 530	3 530	3 528	3 528	3 505

Nominal value of allotted and fully paid up equity shares	£m	353	353	353	353	351

(a)	The reduction in income between 2000 and 2001 is primarily due to the transfer of certain businesses to Lattice Group plc in October 2000, together with adjustments to foreign exchange and profits on disposal.
(b)	There are five ordinary shares in an ADS. The earnings per ADS have also been restated for the restructuring and refinancing in 1999. The 1999 restructuring and refinancing represents a change in identity of the parent company rather than an acquisition. Consequently, it has been accounted for under UK GAAP using merger accounting principles. However, under US GAAP, the restructuring and refinancing would be treated as a reverse stock split and earnings per ADS have been restated.
(c)	The reduction in gross assets between 1999 and 2000 is primarily due to the transfer of certain businesses to Lattice Group plc.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	125

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Five year financial summary (unaudited) continued

ANNUAL DIVIDENDS
The table below sets out the amounts, on a UK GAAP basis, of interim, final and total dividends paid in respect of each of the years in the five years ended 31 December 2003 in Sterling per ordinary share. These amounts are also shown translated, solely for convenience (with the associated UK tax credit included, but after deduction of withholding tax), into US$ per ADS (each representing five ordinary shares) at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends.

for the year ended 31 December		2003		2002	2001	2000	1999

Interim dividend per ordinary share		£0.0160		0.0155	0.0150	0.0495	0.0460

Final dividend per ordinary share		£0.0186	(a)	0.0155	0.0150	0.0145	0.0460

Total dividend per ordinary share		£0.0346		0.0310	0.0300	0.0640	0.0920

Interim dividend per ADS		$0.1305		0.1232	0.1079	0.3663	0.3732

Final dividend per ADS	$		(a)	0.1247	0.1095	0.1017	0.3485

Total dividend per ADS	$			0.2479	0.2174	0.4680	0.7217

(a)	To be paid on 28 May 2004 to shareholders of record on 16 April 2004. ADR holders will be entitled to receive the US$ equivalent of £0.093 per ADS on 7 June 2004.

The Company is not subject to any laws or agreements that materially restrict its ability to pay dividends from distributable reserves other than those disclosed in note 30, page 115. The Directors have proposed a final dividend of 1.86p, bringing the total for the year to 3.46p. Future dividends will be dependent on the cash flow, earnings and financial condition of the Company and other factors.

EXCHANGE RATE INFORMATION
The following table sets out for the periods and the dates indicated certain information concerning the Noon Buying Rate certified by the Federal Reserve Bank of New York expressed in US$ per £1.00.

for the year ended 31 December	2003	2002	2001	2000	1999

High	1.7842	1.6095	1.5045	1.6538	1.6765

Low	1.5500	1.4074	1.3730	1.3997	1.5515

Year end	1.7842	1.6095	1.4543	1.4955	1.6150

Average(a)	1.6452	1.5084	1.4382	1.5125	1.6146

	September	October	November	December	January	February
	2003	2003	2003	2003	2004	2004

High	1.6642	1.7025	1.6693	1.7842	1.8511	1.9045

Low	1.5732	1.6598	1.7219	1.7200	1.7902	1.8182

(a)	The average of the Noon Buying Rates on the last business day of each month during the year. The Noon Buying Rate on 10 March 2004 was $1.8000 per £1.00.

Dividends are paid by the Company in Sterling and exchange rate fluctuations will affect the US$ amounts received by ADR holders on conversion by JPMorgan Chase Bank as depository of such cash dividends paid. Moreover, fluctuations in the Sterling/US$ exchange rate will affect the US$ equivalent of the Sterling price of the ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs in the USA.

126	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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Five year financial summary (continuing operations only) (unaudited)

PROFIT AND LOSS ACCOUNT

for the year ended 31 December	2003		2002		2001		2000		1999
	£m		£m		£m		£m		£m

Group turnover excluding exceptional items	3 587		2 610		2 508		2 272		1 573

Operating costs	(2 530)		(1 877)		(1 815)		(1 717)		(1 456)

Exceptional items	–		–		34		(314)		–

Group operating profit after exceptional items	1 057		733		727		241		217

Share of operating profits less losses in joint ventures
and associated undertakings	194		155		140		133		113

Total operating profit	1 251		888		867		374		330

Profit/(loss) on disposal of subsidiary and associated undertakings	40		(7)		77		280		15

Profit/(loss) on disposal of other fixed assets	77		(7)		21		–		3

Share of profit on disposal of fixed assets in joint ventures
and associated undertakings	–		–		–		–		1

Profit on ordinary activities before interest	1 368		874		965		654		349

Net interest	(78)		(80)		(63)		(80)		(88)

Profit on ordinary activities before taxation	1 290		794		902		574		261

Tax on profit on ordinary activities	(502)		(374)		(287)		(114)		(79)

Profit on ordinary activities after taxation	788		420		615		460		182

Minority shareholders’ interest	(20)		(10)		(29)		(19)		(15)

Profit for the financial year	768		410		586		441		167

Earnings per ordinary share (see note 10, page 90):

Basic	21.8	p	11.6	p	16.7	p	12.7	p	4.3	p

Basic excluding exceptional items	19.4	p	12.0	p	13.3	p	11.8	p	3.8	p

Diluted	21.8	p	11.6	p	16.7	p	12.7	p	4.3	p

Diluted excluding exceptional items	19.4	p	12.0	p	13.3	p	11.8	p	3.8	p

NET ASSETS

as at 31 December	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Fixed assets	5 898	5 656	5 168	5 301	5 084

Current assets	1 269	1 127	1 257	910	711

Creditors: amounts falling due within one year	(1 483)	(1 579)	(1 340)	(1 152)	(1 474)

Net current liabilities	(214)	(452)	(83)	(242)	(763)

Total assets less current liabilities	5 684	5 204	5 085	5 059	4 321

Creditors: amounts falling due after more than one year	(693)	(880)	(691)	(490)	(235)

Provisions for liabilities and charges	(1 075)	(976)	(864)	(1 211)	(1 177)

Net assets	3 916	3 348	3 530	3 358	2 909

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	127

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Five year financial summary (continuing operations only) (unaudited) continued

CASH FLOW STATEMENT

for the year ended 31 December	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Operating profit	1 057	733	727	241	217

Depreciation and amortisation	444	395	392	422	402

Non-cash exceptional items(a)	–	–	–	257	–

Unsuccessful exploration expenditure written off	46	12	13	–	28

Provisions for liabilities and charges	(8)	(14)	(217)	(6)	(44)

Movements in working capital	(95)	(111)	(249)	164	(1)

Net cash flow from operating activities	1 444	1 015	666	1 078	602

Dividends from joint ventures and associated undertakings	88	68	75	28	4

Dividends received from Lattice(b)	–	–	–	129	–

Other	(30)	(32)	(40)	(30)	18

Returns on investments and servicing of finance	(30)	(32)	(40)	99	18

Taxation	(332)	(240)	(261)	(200)	(224)

Capital expenditure and financial investment	(783)	(1 114)	(806)	(685)	(494)

Acquisitions and disposals	(116)	(265)	283	365	(802)

Equity dividends paid	(112)	(106)	(103)	(332)	(348)

Management of liquid resources	(76)	191	(201)	(30)	(16)

Net cash flow before financing	83	(483)	(387)	323	(1 260)

(a)	In 2000, represents £200m impairment charge and £57m relating to the termination of the Sharesave Schemes.
(b)	In 2000, represents dividend received from Lattice, mainly in respect of the proportion of the Group interim dividend allocated to the businesses demerged.

128	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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Shareholder information

ANALYSES OF REGISTERED HOLDINGS AS AT 31 DECEMBER 2003

Distribution of ordinary shares by type of shareholder	Number of holdings	Shares m

Nominees and institutional investors	12 592	3 066

Individuals	985 735	464

	998 327	3 530

Range analysis of register	Number	Shares
	of holdings	m

1 – 500	740 747	182

501 – 1 000	166 245	111

1 001 – 5 000	83 173	143

5 001 – 10 000	5 052	34

10 001 – 50 000	1 771	34

50 001 – 100 000	279	20

100 001 – 1 000 000	693	242

1 000 001 and above	367	2 764

	998 327	3 530

HEADQUARTERS AND REGISTERED OFFICE ADDRESS	REGISTRAR AND TRANSFER OFFICE	AMERICAN DEPOSITARY RECEIPTS
100 Thames Valley Park Drive	Lloyds TSB Registrars	ADR Depository, JPMorgan Chase Bank
Reading, Berkshire RG6 1PT	The Causeway, Worthing	Shareholder Relations, PO Box 43013
0118 935 3222	West Sussex BN99 6DA	Providence RI 02940-3013 USA
www.bg-group.com	0870 600 395 www.shareview.co.uk	+1 781 575 4328 www.adr.com/shareholder

AGENT FOR SERVICE OF PROCESS IN THE USA
CT Corporation
Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 USA

BG GROUP PLC CORPORATE INDIVIDUAL SAVINGS ACCOUNTS (ISAs)
Carr Sheppards Crosthwaite Ltd
Clock House, Dogflud Way, Farnham, Surrey GU9 7UL 01252 712049

ELECTRONIC COMMUNICATIONS
Shareview, the electronic shareholder communications service from Lloyds TSB Registrars, gives you access to more information on your shareholding including balance movements, indicative share prices and information on recent dividend payments. It also allows you to change your registered address details, set up a dividend mandate or change your existing mandated details. To register for this free service, visit www.shareview.co.uk and follow the simple instructions. Through Shareview you can also register to receive Company communications electronically.

VOTING ELECTRONICALLY
All shareholders can submit proxies for the Annual General Meeting electronically at www.sharevote.co.uk Alternatively, shareholders who have already registered with Shareview can appoint a proxy by logging on to their portfolio and then clicking on ‘Company Meetings’.

CONSOLIDATED TAX VOUCHERS
Shareholders who have elected to have their dividends paid direct into their bank account receive just one tax voucher each year covering both the interim and final dividend payments. The consolidated tax voucher enclosed with this Annual Report covers all dividends paid during the 2003/2004 tax year. If you have more than one shareholder account in the same name(s) you will receive a separate letter in respect of the additional shareholdings other than the one shown on the consolidated tax voucher enclosed with this Annual Report. Shareholders wishing to receive a tax voucher in respect of each dividend payment should contact Lloyds TSB Registrars at the above address or call 0870 600 3951.

OVERSEAS DIVIDEND PAYMENTS
A service has been established to provide shareholders in over 30 countries with the opportunity to receive BG Group dividends in their local currency. For a small flat rate fee, shareholders can have their dividends automatically converted from Sterling and paid into their bank account, normally within five working days of the dividend payment date. For further details, please contact Lloyds TSB Registrars at the above address or call +44 (0)121 415 7029.

GIFTING YOUR SHARES
To transfer your shares to another member of your family as a gift, please ask the Registrar for a gift transfer form. The completed transfer form and relevant share certificate(s) should be completed and returned to the Registrar to record the change in ownership. If you have a small number of shares and would like to donate them to charity, please ask the Registrar for a ShareGift (charity donation scheme) transfer form. Information is also available on the ShareGift website at www.sharegift.org

LOW COST SHARE DEALING SERVICES
Information on a range of low cost share dealing services is available from Lloyds TSB Registrars on 0870 600 3951 or at www.bg-group.com

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	129

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Additional shareholder information

CERTAIN FORWARD-LOOKING STATEMENTS
This Report and Accounts includes ‘forward-looking information’ within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in this Annual Report and Accounts, including without limitation, those concerning (a) strategies, outlook and growth opportunities, (b) positioning to deliver future plans and to realise potential for growth, (c) delivery of the performance required to meet the 2006 targets, (d) expectations regarding gas and oil prices, (e) development of new markets, (f) the development and commencement of commercial operations of new projects, (g) liquidity and capital resources, (h) gas demand growth, (i) plans for capital and investment expenditure, (j) the economic outlook for the gas and oil industries, (k) regulation, (l) qualitative and quantitative disclosures about market risk and (m) statements preceded by ‘expected’, ‘scheduled’, ‘targeted’, ‘planned’, ‘proposed’, ‘intended’ or similar statements, contain certain forward-looking statements concerning the Group’s operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (a) changes in economic, market and competitive conditions, including gas and oil prices, (b) success in implementing business and operating initiatives, (c) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (d) a major recession or significant upheaval in the major markets in which the Group operates, (e) the failure to ensure the safe operation of the Group’s assets worldwide, (f) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (g) commodity risk, being the risk of a significant fluctuation in gas and/or oil prices from those assumed, (h) fluctuations in exchange rates, in particular the US$/UK£ exchange rate being significantly different from that assumed, (i) risks encountered in the gas and oil exploration and production sector in general and (j) business risk management.

THIS REPORT AND ACCOUNTS INCORPORATES THE US FORM 20-F
BG Group plc is the legal and commercial name of the SEC registrant. BG Group plc is a public limited company listed on the London and New York Stock Exchanges and registered in England. This is the report and accounts for the year ended 31 December 2003. It complies with UK regulations and incorporates the annual report on Form 20-F (except for the US Report of Independent Accountants which is included in our Form 20-F filing with the US Securities and Exchange Commission) to meet US regulations. An Annual Review including the Summary Financial Statement for the year ended 31 December 2003 has been issued to all shareholders who have not elected to receive this report and accounts.

HISTORY AND DEVELOPMENT OF THE COMPANY
The Company is a public limited company incorporated in England and Wales on 30 December 1998 under the Companies Act 1985. It is of infinite duration.

The UK gas industry was nationalised in 1948 and the British Gas Corporation was established in 1973. In April 1986, British Gas was incorporated as a public limited company and in December 1986 the UK Government sold substantially all its shareholdings in British Gas to the public.

With effect from 17 February 1997, Centrica plc demerged from BG plc. Following the Centrica demerger, BG plc retained the gas transportation and storage businesses, the majority of the exploration and production business, the international downstream business, the research and technology business and the property division of British Gas plc. In connection with the Centrica demerger, British Gas plc’s gas sales, services and retail businesses, together with the gas production business of the North and South Morecambe gas fields and its direct interest in Accord Energy Limited, were transferred to Centrica plc.

With effect from 1 May 1999, BG plc combined its exploration and production and international downstream businesses which principally engaged in gas and oil exploration and production and the integrated development and supply of gas markets.

With effect from 13 December 1999, the Group was restructured so that the Company, a newly incorporated company, became the new parent company of the Group. The Company held the Transco business in a separate sub-group, including BG Transco plc (now called Transco plc), ring-fenced for regulatory purposes, from the sub-group containing the other Group businesses. The restructuring was accompanied by a refinancing under which BG Transco Holdings plc (now called Transco Holdings plc) issued around £1.5bn of bonds which were transferred together with new shares in the Company to shareholders in exchange for their existing shares in BG plc (now called Transco plc). The UK Secretary of State for Trade and Industry held a special rights redeemable preference share in the Company.

On 16 October 2000, the Company’s shareholders approved the demerger of certain businesses (principally Transco) to Lattice, effective on 23 October 2000. This demerger created a new listed company, Lattice Group plc (which has since merged with National Grid plc to become National Grid Transco plc). The principal business demerged to Lattice Group was Transco, which owns, operates and develops the substantial majority of the gas transportation system and all the LNG storage facilities in Great Britain. Following demerger, the Company continued to hold BG Energy Holdings comprising the business involved in the development, management and supply of existing and newly emerging gas markets around the world. The special rights redeemable preference share in the Company held by the UK Secretary of State for Trade and Industry was redeemed.

On 28 November 2001, BG Group’s Storage segment was sold to Dynegy Inc. of the USA for a consideration of £421m.

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ORGANISATIONAL STRUCTURE
The Company is the ultimate parent of the Group. The following is a list of the Company’s principal subsidiary undertakings:

			Group
	Country of		holding
as at 31 December 2003	incorporation	Activity	%	(a)

BG Energy Holdings Limited*	England	Group holding company	100.0

BG International Limited	England	Exploration and production	100.0

BG International (CNS) Limited	England	Exploration and production	100.0

BG International (NSW) Limited	England	Exploration and production	100.0

BG Karachaganak Limited	England	Exploration and production	100.0

British Gas Tunisia Limited	England	Exploration and production	100.0

British Gas Trinidad and Tobago Limited	England	Exploration and production	100.0

BG Gas Marketing Limited	England	LNG marketing	100.0

British Gas Thailand (Pte) Limited	Singapore	Exploration and production	100.0

BG North Sea Holdings Limited	England	Exploration and production	100.0

BG Egypt S.A.	Cayman Islands	Exploration and production	100.0

BG Exploration and Production India Limited	Cayman Islands	Exploration and production	100.0

BG LNG Services, LLC	USA	LNG shipping and marketing	100.0

Premier Power Limited	Northern Ireland	Power generation	100.0

Companhia de Gas de São Paulo S.A.(b)	Brazil	Gas distribution	72.9

MetroGAS S.A.(c)	Argentina	Gas distribution	45.1

Gujarat Gas Company Limited	India	Gas distribution	65.1

* Shares are held by the Company where marked with an asterisk; others are held by subsidiary undertakings.

(a)	There is no difference between the Group holding of ordinary shares and the Group’s share of net assets attributable to equity shareholders.
(b)	BG Group holds its interest in Companhia de Gas de São Paulo S.A. (Comgas) indirectly through its wholly-owned subsidiary British Gas São Paulo Investments B.V. which holds a 95.8% interest in Integral Investments B.V. which, in turn, holds ordinary shares in Comgas.
(c)	Although BG Group only has a 45.1% holding in MetroGAS S.A. (MetroGAS), it has a controlling interest through a 54.7% holding in Gas Argentino S.A., which has a 70% interest in MetroGAS, together with a 6.8% holding in MetroGAS via wholly-owned subsidiary undertakings.

LISTING AND PRICE HISTORY
The principal trading market for the Company’s ordinary shares is the London Stock Exchange. American Depositary Shares (ADSs), each representing five ordinary shares and evidenced by ADRs, have been issued by JPMorgan Chase Bank as depository and are listed on the New York Stock Exchange.

The table below sets out, for the periods indicated, the reported high and low quoted prices for the Company’s ordinary shares on the London Stock Exchange and the high and low quoted prices for the shares in the form of ADSs on the New York Stock Exchange. Past performance of the Company’s ordinary shares cannot be relied on as a guide to future performance.

		London Stock Exchange		New York Stock Exchange
		(Price per Share)		(Price per ADS)

		High	Low	High	Low
		(pence)	(pence)	($)	($)

1999		409.50	320.25	33.50	26.00

2000		444.00	252.00	33.63	18.88

2001		296.00	244.00	21.38	17.34

2002	First Quarter	315.00	269.00	22.49	19.25

	Second Quarter	319.00	261.00	24.05	19.80

	Third Quarter	291.00	227.50	22.80	18.20

	Fourth Quarter	275.75	229.25	22.00	18.34

	Full Year	319.00	227.50	24.05	18.20

2003	First Quarter	266.50	218.25	21.40	18.25

	Second Quarter	283.92	235.20	24.10	19.50

	Third Quarter	279.00	251.99	23.26	20.87

	September	275.00	251.99	22.34	20.87

	October	282.50	253.06	23.95	21.69

	November	292.50	268.25	24.25	23.19

	December	290.00	269.30	26.23	23.90

	Fourth Quarter	292.50	253.06	26.23	21.69

2004	January	292.50	271.05	26.86	25.18

	February	326.00	269.00	30.87	25.62

These prices have not been restated for the effect of the capital restructuring and refinancing effective in December 1999 or the demerger of Lattice in October 2000.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	131

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Additional shareholder information continued

MAJOR SHAREHOLDERS
The Company’s authorised share capital consists of ordinary shares with a nominal value of 10p each. So far as the Company is aware, no person is the beneficial owner of 5% of the Company’s ordinary shares, nor is the Company directly or indirectly owned by another corporation or by a foreign government.

As at 4 March 2004, 6 448 489 ADSs (equivalent to 32 242 445 ordinary shares or approximately 0.91% of the total outstanding ordinary shares) were outstanding and held of record by 242 registered holders in the United States. The Company is aware that many ADSs are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

As at 4 March 2004, there were about 987 000 holders of record of BG Group plc ordinary shares. Of these holders, around 2 500 had registered addresses in the United States and held a total of some 1 140 478 BG Group plc ordinary shares, approximately 0.03% of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses other than in the United States hold BG Group plc ordinary shares, in whole or in part, beneficially for United States persons.

As far as is known to the Company, it is not directly or indirectly owned or controlled by another company or by any government or any other natural or legal person, and there are no arrangements known to the Company, the operation of which may result in a change of control.

MEMORANDUM AND ARTICLES OF ASSOCIATION
The Company is incorporated in England and Wales under Company Number 3690065.

The Memorandum of the Company provides that the Company has general commercial objects including to act as a holding company or an investment holding company and to carry on the business of transporting, manufacturing, processing, storing and dealing in different forms of energy including natural gases, petroleum and electricity.

The Articles of Association (Articles) of the Company and applicable English law contain, among others, provisions to the following effect:

Directors
1.	General
Unless otherwise determined by ordinary resolution of the Company, there must be at least four Directors. A Director need not be a shareholder, but a Director who is not a shareholder can still attend and speak at shareholders’ meetings.

At each Annual General Meeting (AGM), any Director who was elected or last re-elected a Director at or before the AGM held in the third calendar year before the current year shall automatically retire from office. A retiring Director is eligible for re-election by the shareholders.

No maximum age limit for Directors applies.

2.	Directors’ interests
Unless otherwise provided in the Articles, a Director cannot cast a vote on any contract, arrangement or any other kind of proposal in which he knows he has a material interest. For this purpose, interests of a person who is connected with a Director under Section 346 of the Companies Act 1985 are added to the interests of the Director himself. Interests purely as a result of an interest in the Company’s shares, debentures or other securities are disregarded. In relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director, in addition to any interest which the alternate Director has in his own right. A Director may not be included in the quorum of a meeting in relation to any resolution on which he is not allowed to vote.

3.	Borrowing powers
So far as the relevant English law allows, the Directors can exercise all the powers of the Company to (a) borrow money, (b) issue debentures and other securities, and (c) give any form of guarantee and security for any debt, liability or obligation of the Company or of any third party.

The Directors must limit the Borrowings (as defined in the Articles) of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings, so as to ensure that the total amount of all Borrowings by the Group (as defined in the Articles) outstanding at any time will not exceed twice the Adjusted Total Capital and Reserves (as defined in the Articles) at such time. This limit may be exceeded if the Company’s consent has been given in advance by an ordinary resolution passed at a general meeting.

Shareholder meetings
There are two types of meetings of shareholders, AGMs and Extraordinary General Meetings (EGMs). The Company must hold an AGM in each calendar year, not more than 15 months from the previous AGM. The Directors will decide when and where to hold the AGM. Any other general meeting is known as an EGM.

The Directors can decide to call an EGM at any time. In addition, an EGM must be called by the Directors promptly in response to a requisition by shareholders under the relevant English law. When an EGM is called, the Directors must decide when and where to hold it. At least 21 clear days’ notice in writing (or, where the relevant legislation permits, by electronic mail) must be given for every AGM and for any other meeting where it is proposed to pass a special resolution or to pass some other resolution of which special notice under the Companies Act 1985 has been given to the Company. For every other general meeting, at least 14 clear days’ notice in writing (or, where the relevant legislation permits, by electronic mail) must be given.

There must be a quorum present at every general meeting. Unless provided otherwise in the Articles, a quorum is two people who are entitled to vote.

A resolution that is put to the vote at a general meeting will be decided by a show of hands, unless a poll is demanded when, or before, the result of the show of hands is declared by the Chairman.

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Transfer of shares
Unless otherwise provided in the Articles or the terms of issue of any shares, any shareholder may transfer any or all of his shares. However, the Directors can refuse to register a transfer (a) in certificated form, if such shares are not fully paid up or the evidence of entitlement to such shares is missing, (b) if it is in respect of more than one class of share, (c) if it is in favour of more than four persons jointly, or (d) if it is not properly stamped where required. However, if any of those shares have been admitted to the Official List of the London Stock Exchange, the Directors cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

If the Directors decide not to register a transfer, they must notify the person to whom the shares were to be transferred within two months.

The Directors can decide to suspend the registration of transfers by closing the Register, but the Register cannot be closed for more than 30 days per year. In the case of shares in uncertificated form, the Register must not be closed without the consent of the Operator of a relevant system (currently CRESTCO Limited, the operator of a relevant system under the UK CREST Regulations).

Share capital
The Company’s authorised share capital is £500 000 001, consisting of 5 000 000 010 ordinary shares of 10p each.

Shareholders’ rights
1.	Voting rights
When a shareholder is entitled to attend a general meeting and vote, he has only one vote on a show of hands. A proxy cannot vote on a show of hands. Where there is a poll, subject to any special rights or restrictions attaching to any class of shares, a shareholder who is entitled to be present and to vote has one vote for every share which he holds.

To decide who can attend or vote at a general meeting, the notice of the meeting can give a time by which people must be entered on the Register which must not be more than 48 hours before the meeting. Unless provided otherwise in the Articles, the only people who can attend or vote at general meetings are shareholders who have paid the Company all calls, and all other sums, relating to the shares which are due at the time of the meeting.

2.	Restrictions on shareholders’ rights
If a shareholder has been properly served with a notice under Section 212 of the Companies Act 1985 requiring information about interests in shares, and has failed to supply such information within 14 days of the notice, then (subject to the Articles and unless the Directors otherwise decide) the shareholder is not (for so long as the default continues) entitled to attend or vote at a shareholders’ meeting or to exercise any other right in relation to a meeting as holder of any shares held by the shareholder in default.

Any person who acquires shares in relation to which a default has occurred (Default Shares) is subject to the same restrictions unless:

–	the transfer was an approved transfer pursuant to a takeover or one which, to the Directors’ satisfaction, is a bona fide sale to a person unconnected with the shareholder; or

–	the transfer was by a shareholder who was not himself in default in supplying the information required by the notice and (a) the transfer is of only part of his holding and (b) the transfer is accompanied by a certificate in a form satisfactory to the Directors stating that after due and careful enquiries the shareholder is satisfied that none of the shares included in the transfer are Default Shares.

Where the Default Shares represent 0.25% or more of the existing shares of a class, the Directors can, in their absolute discretion, by notice to the shareholder direct that (a) any dividend or other money which would otherwise be payable on the Default Shares shall be retained by the Company (without any liability to pay interest when that dividend or money is finally paid to the shareholder) and/or (b) the shareholder will not be allowed to choose to receive shares in place of dividends and/or (c) no transfer of any of the shares held by the shareholder will be registered unless one of the provisos specified above is satisfied.

3.	Variation of rights
If the Company’s share capital is split into different classes of shares, subject to the relevant English law and unless the Articles or rights attaching to any class of shares provide otherwise, the special rights which are attached to any of these classes can be varied or abrogated as provided by those rights or approved by an extraordinary resolution passed at a separate meeting of that class. Alternatively, the holders of at least three-quarters of the existing shares of the class (by nominal value) can give their consent in writing.

Alteration of share capital
The shareholders can by ordinary resolutions (a) increase the Company’s authorised share capital, (b) consolidate, or consolidate and then divide, all or any of the Company’s share capital into shares of a larger nominal amount than the existing shares, (c) cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution, and reduce the amount of the Company’s share capital by the amount of the cancelled shares, and (d) subject to the relevant English law divide some or all of the Company’s shares into shares which are of a smaller nominal amount than is fixed in the Memorandum.

The shareholders can, subject to the relevant English law, pass a special resolution to (a) reduce the Company’s authorised share capital in any way or (b) reduce any capital redemption reserve, share premium account or other undistributable reserve in any way.

The Company can, subject to the relevant English law, buy back, or agree to buy back in the future, any shares of any class. However, if the Company has existing shares which are admitted to the Official List of the London Stock Exchange and which are convertible into equity shares, then the Company can only buy back equity shares of that class if either the terms of issue of the convertible shares permit the Company to buy back equity shares or the buy back or agreement to buy back has been approved by an extraordinary resolution passed by such holders.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	133

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Additional shareholder information continued

Dividends
The shareholders can declare final or interim dividends by ordinary resolution. No dividend can exceed the amount recommended by the Directors. No interim dividend shall be paid on shares which carry deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. Unless the rights attaching to shares or the terms of any shares provide otherwise, dividends are paid based on the amounts which have been paid up on the shares in the relevant period.

The Directors can recommend the shareholders to pass an ordinary resolution to direct all or part of a dividend to be paid by distributing specific assets. The Directors must give effect to such a resolution.

If a dividend has not been claimed for one year, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. Any dividend which has not been claimed for 12 years may be forfeited and belong to the Company if the Directors so decide.

Winding up
If the Company is wound up, the liquidator can, with the authority of an extraordinary resolution and any other sanction required by relevant law, divide among the shareholders all or part of the assets of the Company or transfer any part of the assets to trustees on trust for the benefit of the shareholders. No past or present shareholder can be compelled to accept any shares or other property under the Articles which carries a liability.

Rights of foreign shareholders
There are no limitations imposed by the relevant English law or the Articles on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Notification of interest in shares
Section 198 of the Companies Act 1985 requires any shareholder, subject to exceptions, who acquires an interest of 3% or more or, in the case of certain interests, 10% or more in the shares to notify the Company of his interest within two business days following the day on which the obligation to notify arises. After the 3% or 10%, as the case may be, level is exceeded, similar notification must be made in respect of the whole percentage figure increases or decreases.

MATERIAL CONTRACTS
No contract other than those entered into in the ordinary course of business has been entered into in the two years preceding the date of this document by the Company or its subsidiary undertakings and is, or may be, material to the Company or the Group or has been entered into by the Company or its subsidiary undertakings and contains obligations or entitlements which are, or may be, material to the Group.

EXCHANGE CONTROLS
There are currently no UK exchange control laws, decrees or regulations that restrict or would affect the transfer of capital or payments of dividends, interest or other payments to US citizens or residents who are holders of the Company’s securities except as otherwise set out under ‘Taxation’ below.

TAXATION
The taxation discussion set out below is intended only as a summary of the principal US federal and UK tax consequences to US holders (as described below) of ADSs and does not purport to be a complete analysis or listing of all potential tax consequences of owning ADSs. A ‘US holder’ is a beneficial owner of ADSs that holds the ADSs as capital assets and is one of the following: (a) an individual citizen or resident of the United States, (b) a corporation (or certain other entities treated as corporations for US federal income tax purposes) organised under the laws of the United States or any state thereof, (c) an estate whose income is subject to US federal income tax regardless of its source, or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. Investors are advised to consult their tax advisers with respect to the tax consequences of their holdings and sales, including the consequences under applicable US state and local law. The statements of US and UK tax laws set out below, except as otherwise stated, are based on the laws in force as of the date of this Annual Report and Accounts and are subject to any changes occurring after that date in US or UK law.

The discussion is also based on the US-UK Income Tax Convention that entered into force on 25 April 1980, as amended by Protocols (the ‘1980 Convention’) and the US-UK Income Tax Convention that entered into force on 31 March 2003, as amended by a Protocol (the ‘New Convention’), as both the 1980 Convention and the New Convention may be applicable to US holders depending on individual circumstances as described below.

US holders should be aware that the New Convention generally will have effect in respect of dividends paid on or after 1 May 2003. However, a US holder entitled to benefits under the 1980 Convention may elect to have the provisions of the 1980 Convention continue for an additional 12 months if the election to apply the 1980 Convention would result in greater benefits to the holder. If a US holder were to make an effective election, the discussion below with respect to dividend payments made pursuant to the 1980 Convention would continue to apply to any dividends paid by the Company prior to 1 May 2004. The discussion below notes the instances in which the relevant provisions of the New Convention would produce a materially different result for a US holder.

US holders should note that certain articles in the New Convention limit or restrict the ability of a US holder to claim benefits under the New Convention and that similar provisions were not contained in the 1980 Convention. US holders should consult their own tax advisors concerning the applicability of each convention.

This discussion does not address all aspects of US federal income taxation that may apply to holders subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, financial institutions, securities broker-dealers, persons subject to the alternative minimum tax, investors that own (directly, indirectly or by attribution) 10% or more of the outstanding share capital or voting stock of the Company, persons holding their ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their ADSs pursuant to the exercise of options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US$, among others. Those holders may be subject to US federal income tax consequences different from those set forth below.

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For the purposes of the conventions between the US and UK for the avoidance of double taxation with respect to taxes on dividend income and capital gains and estate and gift taxes and for the purposes of the US Internal Revenue Code of 1986 as amended, as discussed below, a US holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares represented thereby.

Taxation of dividends
UK taxation of dividends
Under current UK tax legislation, no UK tax will be withheld from dividend payments made by the Company.

Under the 1980 Convention, subject to certain exceptions, a US holder of ADSs who is a resident of the US (and is not a resident of the UK) for the purposes of the 1980 Convention is generally entitled to receive, in addition to any dividend that the Company pays, a payment from the UK Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the UK for UK tax purposes would have been entitled had that individual received the dividend (which is currently equal to one-ninth of the dividend received) reduced by a UK withholding tax equal to an amount not exceeding 15% of the sum of the dividend paid and the UK tax credit payment. At current rates, the withholding tax entirely eliminates the tax credit payment but no withholding in excess of the tax credit payment will be imposed upon the US holder. Thus, for example, a US holder that receives a £100 dividend will also be treated as receiving from the UK Inland Revenue a tax credit payment of £11.11 (one-ninth of the dividend received) but the entire £11.11 payment will be eliminated by UK withholding tax, resulting in a net receipt of £100.

Under the New Convention, there is no right to receive, in addition to any dividend that the Company pays, a payment from the UK Inland Revenue in respect of such dividend or any UK tax credit that may be associated with such dividend.

US federal income taxation of dividends
The gross amount of dividends (including any additional dividend income arising from a foreign tax credit claim as described below) paid to a US holder of ADSs will be taxable as ordinary income to the extent paid out of the current or accumulated earnings and profits of the Company as determined for US federal income tax purposes but are not eligible for the dividends received deduction allowed to corporations. The amount to be included in gross income will be the US$ value of the payment at the time the distribution is received by the ADS Depository. Distributions by the Company in excess of current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the US holder’s basis in the ADSs, thus reducing the holder’s adjusted tax basis in such ADSs and, thereafter, as a capital gain. For foreign tax credit limitation purposes, dividends paid by the Company will be income from sources outside the United States. Pounds Sterling received by a US holder of ADSs will have a tax basis equal to the value at the time of the distribution. Any gain or loss realised on a subsequent sale or other disposition of the pounds Sterling will be US source ordinary income or loss.

Dividends paid will be treated as ‘passive income’ or, in the case of certain US holders, ‘financial services income’, for purposes of computing allowable foreign tax credits for US federal income tax purposes. Under the 1980 Convention, a US holder that is eligible for benefits with respect to income derived in connection with the ADSs (each such holder referred to as an ‘eligible US holder’) and that claims the benefits of the 1980 Convention with respect to a dividend from the Company will be entitled to a foreign tax credit for the UK tax notionally withheld with respect to such dividend. If an eligible US holder is so entitled, the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income in the same amount. Each eligible US holder that relies on the 1980 Convention to claim a foreign tax credit under these circumstances must file IRS Form 8833 (Treaty-Based Return Position Disclosure) disclosing this reliance with its US federal income tax return for the year in which the foreign tax credit is claimed. In order to obtain this benefit in a particular year, a US holder generally must elect to claim the credit with respect to all foreign taxes paid (or treated as paid) in that year. US holders that do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above. US holders are advised that under the New Convention there will be no notional UK withholding tax applied to a dividend payment and it therefore will not be possible to claim a foreign tax credit in respect of any dividend payment made by the Company on or after 1 May 2003 (or 1 May 2004 in the case of a US holder who effectively elects to extend the applicability of the 1980 Convention as described above). The rules governing the foreign tax credit are complex. Each US holder is urged to consult its own tax advisor concerning whether the holder is eligible for benefits under the 1980 Convention and the New Convention, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from the Company, and whether it may be advisable in light of the holder’s particular circumstances to elect to have the provisions of the 1980 Convention continue to apply until 1 May 2004.

Recent US tax law changes applicable to individuals
Under 2003 US tax legislation, some US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of ‘qualified dividend income’ received in taxable years beginning after 31 December 2002 and beginning before 1 January 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the US, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the New Convention) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for US federal income tax purposes. Some of the eligibility requirements for non-US corporations are not entirely clear, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures for 2004 whereby a non-US corporation will have to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	135

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Additional shareholder information continued

TAXATION OF CAPITAL GAINS
A holder of ADSs will be liable for UK tax on capital gains accruing on a disposal of ADSs only if such holder is resident or ordinarily resident for tax purposes in the UK or if such holder carries on a trade in the UK through a branch, agency or permanent establishment and the ADSs are used, held or acquired for the purposes of the trade of the branch, agency or permanent establishment. Special rules can also impose UK capital gains tax on disposals by individuals who recommence UK residence after a period of non-residence. US citizens or corporations who are so liable for UK tax may be liable for both UK and US tax in respect of a gain on the disposal of ADSs. However, such persons generally will be entitled to a tax credit against their US federal tax liability for the amount of the UK tax paid in respect of such gain (subject to applicable credit limitations).

For US federal income tax purposes, a US holder generally will recognise a capital gain or loss on the sale or other disposition of ADSs held as capital assets, in an amount equal to the difference between the US$ value of the amount realised on the disposition and the US holder’s adjusted tax basis, determined in US$, in the ADSs. Such gain or loss generally will be treated as US source gain or loss, and will be treated as a long-term capital gain or loss if the US holder’s holding period in the ADSs exceeds one year at the time of disposition. In the case of a US holder who is an individual, capital gains, if any, generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

US INFORMATION REPORTING AND BACKUP WITHHOLDING
A US holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28% with respect to dividends on ADSs and proceeds from the sale or other disposition of ADSs unless such holder furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or is otherwise exempt. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the US or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

INHERITANCE TAX
ADSs held by an individual, who is domiciled in the US for the purposes of the Convention between the US and the UK for the avoidance of double taxation with respect to taxes on estates and gifts (the Estate Tax Convention) and is not for the purposes of the Estate Tax Convention a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a transfer of the ADSs during the individual’s lifetime unless the ADSs form part of the business property of a permanent establishment situated in the UK or pertain to a fixed base in the UK used for the performance of independent personal services. In the exceptional case where ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax payable in the US or for the tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Estate Tax Convention.

STAMP DUTY AND STAMP DUTY RESERVE TAX
No UK stamp duty will be payable on the acquisition or transfer of ADSs if there is no instrument of transfer. If there is an instrument of transfer then provided that the instrument of transfer is not executed in the UK and remains at all times outside the UK subsequently then in practice no UK stamp duty will be payable. Neither will an agreement to transfer ADSs in the form of ADRs give rise to a liability to stamp duty reserve tax. An agreement to purchase ordinary shares, as opposed to ADSs, will normally give rise to a charge to UK stamp duty or stamp duty reserve tax at the rate of 0.5% of the price. Stamp duty reserve tax is the liability of the purchaser and the stamp duty is normally also paid by the purchaser. Where such ordinary shares are later transferred to the depository’s nominee, further stamp duty or stamp duty reserve tax will normally be payable at the rate of 1.5% of the price payable for the ordinary shares so acquired.

A transfer of ordinary shares by an instrument of transfer to the relative ADS holder without transfer of beneficial ownership will in principle give rise to UK stamp duty at the rate of £5 per transfer. Transfers that are not sales will generally be exempt from the £5 stamp duty charge if made under the CREST system for paperless share transfers.

DOCUMENTS ON DISPLAY
All reports and other information that BG Group files with the SEC may be inspected at their public reference facilities at Room 1200, 450 Fifth Street, NW, Washington, DC 20549, USA. These reports may also be accessed via the SEC’s website at www.sec.gov

136	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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ACCOUNTANTS’ FEES AND SERVICES
PricewaterhouseCoopers LLP has served as BG Group’s independent public accountants for each of the financial years in the three year period ended 31 December 2003, for which audited financial statements appear in this Annual Report on Form 20-F. The auditors are elected at the AGM.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers LLP to BG Group in 2003 and 2002.

	2003	2002
	£m	£m

Audit Fees(a)	1.7	1.4

Audit-related Fees(b)	0.1	0.2

Tax Fees(c)	0.4	0.7

All Other Fees(d)	0.2	4.0

Total	2.4	6.3

(a)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(b)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s Financial Statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programmes and projects; review of security controls and operational effectiveness of systems; review of plans and controls for shared service centres; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.
(c)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.
(d)	All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

AUDIT COMMITTEE PRE-APPROVAL POLICY AND PROCEDURES
The Audit Committee has adopted a policy regarding pre-approval of permissible non-audit services provided by our independent auditors. The Audit Committee will agree a framework of activities, which are described with sufficient specificity to enable the Committee to ensure that the proposed service will not compromise the independence of the external auditor. For each service, the Committee will agree, in advance, a budget for each calendar year. The Audit Committee is deemed to have given pre-approval in respect of individual assignments where the fees fall within the agreed framework and agreed budget for that service. Pre-approval of assignments which are either outside the agreed framework, or are within the agreed framework but not within the agreed budget is delegated to the Audit Committee Chairman or, in his absence, any other member of the Committee. The Audit Committee will be presented at each quarterly meeting with a list of all the non-audit services provided by the auditors, the specific nature of the work and the fees involved, for their review.

During 2003, 100% of Audit-related Fees, 100% of Tax Fees and 100% of All Other Fees provided to BG Group by PricewaterhouseCoopers LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	137

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Cross-reference to Form 20-F

Item			Page
1	Identity of Directors, Senior Management and Advisers
	Not applicable		–

2	Offer Statistics and Expected
Timetable
	Not applicable		–

3	Key Information
Five year financial summary
	(unaudited)		123-126
Five year financial summary
(continuing operations only)
	(unaudited)		127-128
	Risk Factors		33-35

4	Information on the Company
Inside front cover
Shareholder Information
	–	Headquarters and Registered Office Address	129
	–	Agent for Service of Process in the USA	129
Additional shareholder information
	–	Certain Forward-looking Statements	130
	–	This Report and Accounts Incorporates US Form 20-F	130
	–	History and Development of the Company	130
	–	Organisational Structure	131
Operating and Financial Review
	–	Capital Investment	42-43
	Business Review		10-21
Corporate Responsibility
	–	Environment	26-27
Supplementary information
	–	gas and oil (unaudited)	117-121
	Historical Production (unaudited)		122
Notes to the accounts
	–	Note 2 (Segmental Analysis)	79-82
	–	Note 12 (Tangible Fixed Assets)	91

5	Operating and Financial Review
and Prospects
	Operating and Financial Review		38-49
Business Review
	–	Targets	12
Notes to the accounts
	–	Notes 17 (Borrowings) to 20	94-98
(Financial Instruments)
	–	Note 25 (Commitments and Contingencies)	101-102
Item			Page
6	Directors, Senior Management
	and Employees
	Governance
	–	Audit Committee Report	31-32
	Board of Directors		50-51
	Group Executive Committee		52-53
	Directors’ report
	–	Directors and Officers	57
	–	Employees	57
	Remuneration Report		59-68
	Notes to the accounts
	–	Note 5 (Directors and Employees)	84-87

7	Major Shareholders and Related
	Party Transactions
	Shareholder Information
	–	Analyses of Registered Holdings as at 31 December 2003	129
	Additional shareholder information
	–	Major Shareholders	132
	Directors’ report
	–	Substantial Shareholders	57
	Operating and Financial Review
	–	Related Party Transactions	49
	Notes to the accounts
	–	Note 26 (Related Party Transactions)	103

8	Financial Information
	Independent auditors’ report to the
	members of BG Group plc		69
	Principal accounting policies		70-71
	Financial Statements		72-78
	Notes to the accounts		79-116
	Operating and Financial Review
	–	Litigation	47
	–	Dividend	45
	–	Post Balance Sheet Events	45
	Five year financial summary (unaudited)
	–	Annual Dividends	126

9	The Offer and Listing
	Additional shareholder information
	–	Listing and Price History	131

10	Additional Information Notes to the accounts
	–	Note 30 (Principal Subsidiary Undertakings, Joint Ventures and Associated Undertakings)
	Additional shareholder information		115-116
	–	Memorandum and Articles of Association	132-134
	–	Material Contracts	134
	–	Exchange Controls	134
	–	Taxation	134-136
	–	Documents on Display	136
	–	Organisational Structure	131
Item				Page
11		Quantitative and Qualitative Disclosures about Market Risk
Operating and Financial Review
		–	Treasury Policy	46-47
		–	Commodity Risk	47
Principal accounting policies
		–	Financial Instruments	71
Notes to the accounts
		–	Note 20
			(Financial Instruments)	97-98

12		Description of Securities Other than Equity Securities
		Not applicable		–

13		Defaults, Dividend Arrearages and Delinquencies
		None		–

14		Material Modification to the Rights of Security Holders and Use of Proceeds
		None		–

15		Controls and Procedures
Governance
		–	Statement on Disclosure
			Controls and Procedures	32

16	A	Audit committee financial expert
Governance
		–	Audit Committee Report	31-32

16	B	Code of Ethics
Corporate Responsibility
		–	Communication	24-25

16	C	Principal Accountant Fees and Services
Additional shareholder information
		–	Accountants’ Fees and Services	137
		–	Audit Committee Pre-approval
			Policy and Procedures	137

16	D	Exemption from the Listing Standards for Audit Committees
		Not applicable		–

17		Financial Statements
		Not applicable		–

18		Financial Statements US Report of Independent Accountants – see item 18 of the Company’s Form 20-F filing with the Securities and Exchange Commission
		Principal Accounting Policies		70-71
		Financial Statements		72-78
		Notes to the accounts		79-116

19		Exhibits

138	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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Index

Item	Page
Accounting policies	70-71
American Depositary Shares	45, 110, 125, 131
Annual General Meeting	ifc, 29, 58
Assets	75, 81
Gross	81, 125
Net	81, 127
Associated undertakings	92, 115-116
Auditors’ remuneration	83
Auditors’ Report	69
Balance sheets	75
Five Year Financial Summary	124, 127
Basis of consolidation	70
Basis of preparation	70
Borrowings	44, 75, 77-78, 94-108, 125
Business Review	10-21
Capital and reserves	75, 100-101, 124
Capital investment/expenditure	42-43, 77, 82, 109
Capital gains tax information	136
Cash flow	43, 44, 77, 108-109
Five Year Financial Summary	124, 128
Certain forward-looking statements	130
Chairman’s Statement	2
Changes in financing during the year	78
Charitable donations	58
Chief Executive’s Statement	4
Commitments and contingencies	47, 101-102
Committees	30-32
Community	27, 58
Corporate Responsibility	24-27
Creditors	75, 98, 124, 127
Cross-reference to Form 20-F	138
Debt/equity ratio	125
Debtors	75, 93
Decommissioning	48, 71, 98-99
Deferred taxation	71, 88-89, 98-99
Definitions	ibc
Demerger	130
Depreciation and amortisation	48, 70, 82-83, 90-91
Derivatives	46, 49, 71, 97
Directors	50-51
Directors’ Report	57-58
Disposals	38, 42, 87
Item	Page
Dividends	45, 57, 72-73, 89, 126
Earnings/(loss) per ordinary share	42, 72-73, 90
123, 125, 127
Employees	57, 84-87, 125
Exceptional items	41-42, 72-73, 87, 123, 127
Exchange rate information	126
Executive officers	52-53, 84
Exploration and Production (E&P)	13-15, 39-40, 57, 79-82, 117-122
Exploration expenditure	42-43, 48, 71, 83, 90
External appointments	68
Financial calendar	ifc
Financial instruments	46, 71, 97-98
Financial highlights	1
Financial Reporting Standards	70-71
Five Year Financial Summary	123-128
Fixed assets	70-71, 75, 124, 127
Intangible	70, 75, 90
Tangible	70, 75, 91
Foreign currencies	46, 71, 96-97
Gearing	12, 44-45, 125
Glossary of terms	140
Going concern	58
Goodwill	70, 90
Governance	28-35
Group Executive Committee	52-53
Guarantees	102
Health, Safety, Security and Environment	25-27
Impairment	48-49, 70
Interest	42, 47, 72-73, 88, 95-96, 123, 127
Internal control	32
Investments	75
Current asset	75, 94
Fixed asset	75, 92
Joint ventures	92, 115-116
Lattice	130
Leases	71, 83, 101
Liquefied Natural Gas (LNG)	16-18, 40-41, 57, 79-82
Litigation	47, 102
Long-term gas contracts	99
Movement in BG Group shareholders’ funds	76
Item	Page
Operating and Financial Review	38-49
Operating costs	72-73, 83, 123, 127
Operating profit/(loss)	38-39, 72-73, 80, 123, 127
Other activities	21, 41, 79-82
Pensions and post-retirement benefits	71, 98-99, 103-108
Petroleum revenue tax	71, 88-89, 98-99
Power Generation (Power)	20, 41, 57, 79-82
Principal Accounting Policies	70-71
Principal activities	57
Profit and loss account	72-73
Five Year Financial Summary	123, 127
Provisions for liabilities and charges	76, 98-100, 124, 127
Reconciliation of net borrowings	77
Related party transactions	49, 103
Remuneration Report	59-68
Research and development	49, 71, 83
Reserves	75, 100-101, 124
Return on average capital employed	12, 125
Risk factors	33-35
Segmental analysis	79-82
Share capital	57, 75, 78, 100
Shareholder Information	129-137
Shareholders’ funds	75-78, 124, 125
Statement of Business Principles	24
Statement of total recognised gains and losses	74
Stocks	70, 75, 93
Storage	11, 39, 79-82, 87
Strategy	8-9
Subsidiary undertakings	115-116
Substantial shareholdings	57
Supplementary Information – Gas and Oil	117-122
Suppliers	58
Taxation	42, 71, 72-73, 77, 88-89, 93
98-99, 113, 121, 123, 127
Transco	130
Transmission and Distribution (T&D)	19, 41, 57, 79-82
Treasury policy	46-47
US GAAP	49, 110-115, 125

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	139

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Presentation of non-GAAP measures and glossary

PRESENTATION OF NON-GAAP MEASURES

BG Group gives certain additional information in a non-statutory format in order to provide readers with an increased insight into the underlying performance of the business, in line with management’s own view. Where such non-GAAP information is given, this is clearly indicated and the comparable statutory figure is also provided.

The measures BG Group uses comprise:

consolidated profit and loss account, pages 72 and 73, and for details of exceptional items, see note 6, page 87.

Results at constant US$/UK£ exchange rates and upstream (i.e. E&P) commodity prices are intended to provide additional information to explain further the underlying trends in the business. The disclosure recalculates the current year profit on the basis that the US$/UK£ exchange rate and the upstream commodity prices were the same as in the previous year – so providing a comparable base in respect of these two influences.

•	presentation of results excluding exceptional items (‘Business Performance’)	Results normalised to reference conditions are presented to provide comparability with target measures. Where certain actual conditions varied from those assumed when setting the targets, the actual results have been rebased using these assumptions to provide a more accurate like-for-like comparison. The assumptions made in setting the 2003 and 2006 targets are:

•	results at constant US$/UK£ exchange rates and upstream commodity prices

•	results normalised to reference conditions	•	Brent oil price $16 real (base 2000) until the end of 2003 and then $17 nominal thereafter

•	An explanation of each of these presentations is given below.	•	US$/UK£ exchange rate of $1.55/£1

Results excluding exceptional items (‘Business Performance’) are presented because management believes that exclusion of these items facilitates understanding of the underlying performance of the business and improves the comparability of results for the periods concerned. For these reasons, BG Group uses Business Performance measures to manage the Group. The items excluded from Business Performance are exceptional items as defined by Financial Reporting Standard 3 – i.e. items which derive from events or transactions that fall within the ordinary activities of BG Group but which require separate disclosure in order to present a true and fair view of the performance during a period. All profits and losses on the disposal of fixed assets and investments are reported as exceptional items. For a reconciliation between the results including and excluding exceptional items, see the		•	US/UK inflation rate of 2.5% per annum

		•	UK corporation tax rate of 30%, except

		•	UK upstream 40% 2002 onwards

		•	UK uncontracted gas price of 22p/therm in 2001; 18p/therm in 2002; 17p/therm thereafter

		•	Prepared under prevailing UK GAAP.

Term used in Annual Report	US equivalent or brief description

Accounts	Financial statements

Acquisition accounting	Purchase accounting

Advance corporation tax	No direct US equivalent – tax paid on company distribution recoverable from UK taxes due on income

Allotted	Issued

Associated undertaking	20-50% owned investee

Called-up share capital	Common stock, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Class of business	Industry segment

Closing rate method	Current rate method

CO2e	Carbon Dioxide Equivalent (carbon dioxide and methane aggregated in proportion to greenhouse warming potential Methane = x21 CO2)

Consolidated accounts	Consolidated financial statements

Creditors	Accounts payable/payables

Creditors: amounts falling due after more than one year	Long-term accounts payable/payables

Creditors: amounts falling due within one year	Current accounts payable/payables

Debtors	Accounts receivable/receivables

Finance lease	Capital lease

Financial year	Fiscal year
Term used in Annual Report continued	US equivalent or brief description continued

Freehold	Ownership with absolute rights in perpetuity

Freehold land	Land owned

Gearing	Leverage

Interest receivable	Interest income

Interest payable	Interest expense

Loan capital	Debt

Net asset value	Book value

Nominal value	Par value

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit and loss account reserve	Retained earnings

Profit and loss account	Income statement

Profit attributable to ordinary shareholders	Net income

Reconciliation of movements in shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than capital stock

Share capital	Capital stock or common stock

Share premium account	Additional paid-in capital

Share scheme	Share plan

Shares in issue	Shares outstanding

Shareholders’ funds	Stockholders’ equity

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Revenues (or sales)

140	BG GROUP ANNUAL REPORT AND ACCOUNTS 2003

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Definitions

For the purpose of this document the following definitions apply:

‘€ ’	Euros

‘$’	US dollars

‘£’	UK pounds Sterling

‘bcf’	Billion cubic feet

‘bcm’	Billion cubic metres

‘bcma’	Billion cubic metres per annum

‘BG’	The Company or the Group or any of its
subsidiary undertakings, joint ventures
or associated undertakings

‘BG Energy Holdings	BG Energy Holdings Limited,
Limited’ or ‘BGEH’	a subsidiary of the Company

‘BG Energy Holdings’	BG Energy Holdings Limited and its
subsidiary undertakings consolidated
with its share of joint ventures and
associated undertakings

‘BG Transco Holdings’	Transco Holdings plc (formerly named
BG Transco Holdings plc) and its
subsidiary undertakings consolidated
with its share of joint ventures and
associated undertakings

‘billion’ or ‘bn’	One thousand million

‘boe’	Barrels of oil equivalent

‘boed’	Barrels of oil equivalent per day

‘bopd’	Barrels of oil per day

‘CCGT’	Combined Cycle Gas Turbine

‘Combined Code’	The Combined Code on Corporate
Governance appended to the Listing
Rules of the UK Listing Authority

‘Company’	BG Group plc

‘demerger’	The demerger of certain businesses
(principally Transco) by BG to Lattice
Group plc, which became effective on
23 October 2000

‘DTI’	Department of Trade and Industry

‘EPC’	Engineer Procure Construct

‘EPIC’	Engineer Procure Install Construct

‘Group’	The Company and its subsidiary
undertakings
‘GW’	Gigawatt

‘km’	Kilometres
‘Lattice’ or	Lattice Group plc or any of its subsidiary
‘Lattice Group’	undertakings, joint ventures or
associated undertakings

‘Lattice Group plc’	Lattice Group plc, the ultimate parent
company of Lattice

‘m’	Million

‘mmbbl’	Million barrels

‘mmboe’	Million barrels of oil equivalent

‘mmcm’	Million cubic metres

‘mmcmd’	Million cubic metres per day

‘mmscf’	Million standard cubic feet

‘mmscfd’	Million standard cubic feet per day

‘mmscm’	Million standard cubic metres

‘mmscmd’	Million standard cubic metres per day

‘mtpa’	Million tonnes per annum

‘MW’	Megawatt

‘Normalising’	Adjust to a comparable basis

‘PSA’	Production Sharing Agreement

‘PSC’	Production Sharing Contract

‘ROACE’	Return on Average Capital Employed

‘tcf’	Trillion cubic feet

‘Transco’	The gas transportation business carried
out by Transco plc

‘Transco Holdings plc’	Transco Holdings plc (formerly known
as BG Transco Holdings plc), which
became part of Lattice on demerger

‘Transco plc’	Transco plc (formerly known as BG
Transco plc and before that as BG plc),
a subsidiary of Transco Holdings plc
and which became part of Lattice
on demerger

‘UKCS’	United Kingdom Continental Shelf

BG GROUP ANNUAL REPORT AND ACCOUNTS 2003	IBC

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BG Group plc 100 Thames Valley Park Drive Reading, Berkshire RG6 1PT www.bg-group.com

Registered in England & Wales No. 3690065

Designed and produced by Corporate Edge. Printed by Butler and Tanner.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: April 7, 2004
	By:	/s/ Ben Mathews
	Name:	Ben Mathews
	Title:	Deputy Company Secretary